     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 17, 1999
                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                       NUCENTRIX BROADBAND NETWORKS, INC.
             (Exact Name of Registrant as Specified in its Charter)

           DELAWARE                          4841                         73-1435149
(State or Other Jurisdiction of  (Primary Standard Industrial          (I.R.S. Employer
Incorporation or Organization)    Classification Code Number)         Identification No.)

                                                             CARROLL D. MCHENRY
                                                  CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE
                                                                  OFFICER
        200 CHISHOLM PLACE, SUITE 200                NUCENTRIX BROADBAND NETWORKS, INC.
              PLANO, TEXAS 75075                       200 CHISHOLM PLACE, SUITE 200
                (972) 423-9494                               PLANO, TEXAS 75075
 (Address, Including Zip Code, and Telephone                   (972) 423-9494
                    Number,                      (Name and Address, Including Zip Code, and
including Area Code, of Registrant's Principal                   Telephone
              Executive Offices)                 Number, Including Area Code, of Agent For
                                                                  Service)

                        Copies of All Communications To:

            RODNEY L. MOORE, ESQ.                        J. CURTIS HENDERSON, ESQ.
            VINSON & ELKINS L.L.P.                   NUCENTRIX BROADBAND NETWORKS, INC.
         2001 ROSS AVENUE, SUITE 3700                  200 CHISHOLM PLACE, SUITE 200
             DALLAS, TEXAS 75201                             PLANO, TEXAS 75075
          TELEPHONE: (214) 220-7700                      TELEPHONE: (972) 423-9494
          FACSIMILE: (214) 220-7716                      FACSIMILE: (972) 633-0074

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 426(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to rule 434, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
                                                           PROPOSED MAXIMUM        PROPOSED MAXIMUM
TITLE OF EACH CLASS OF SECURITIES                           OFFERING PRICE        AGGREGATE OFFERING         AMOUNT OF
        TO BE REGISTERED            AMOUNT REGISTERED        PER SHARE(1)              PRICE(1)         REGISTRATION FEE(2)
---------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value...       3,363,536               $30.00               $100,906,080             $28,052
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee.

(2) Pursuant to Rule 457(c), the registration fee has been computed on the basis of the last sale price ($30) for the common stock as reported on the over-the-counter bulletin board quotation system on June 15, 1999.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT THEREAFTER SHALL BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED JUNE 17, 1999

                                3,363,536 SHARES
                                 NUCENTRIX LOGO

                       NUCENTRIX BROADBAND NETWORKS, INC.

                                  COMMON STOCK
                             ---------------------

     This prospectus relates to the offer and sale by the selling stockholders identified in this prospectus of up to 3,363,536 shares of our common stock. We are not selling any shares of our common stock in this offering and we will not receive any proceeds from the sale. The aggregate proceeds to the selling stockholders from the sale of any shares of common stock will be the purchase price of the shares sold less the applicable discounts and commissions, if any. The selling stockholders may offer and sell their shares of common stock covered by this prospectus from time to time, at prevailing prices or at privately negotiated prices, in one or more transactions, including the following:

     - transactions on the Nasdaq National Market, or any other securities exchange or quotation system on which the common stock is then traded,

     - over-the-counter market transactions,

     - privately negotiated transactions other than the over-the-counter market, or

     - in combination of any of the foregoing transactions.

     The selling stockholders also may sell the shares from time to time directly, or indirectly through agents, dealers or underwriters designated from time to time, on terms to be determined at the time of sale. To the extent required, the respective purchase prices, public offering prices, names of such agents, dealers or underwriters, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement. In addition, any shares that qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus.

     The selling stockholders acquired the shares of common stock covered by this prospectus in connection with our reorganization under Chapter 11 of the U.S. Bankruptcy Code. Under our plan of reorganization, we agreed to register the offer and resale by the selling stockholders of the shares of our common stock that they acquired pursuant to our reorganization. The registration statement of which this prospectus is a part may remain effective for up to three years after the date of this prospectus and, for so long as the registration statement remains effective, the selling stockholders may sell their shares of common stock covered by this prospectus from time to time in transactions as described above. However, the registration of this common stock does not necessarily mean that the selling stockholders will actually sell any or all of their shares of common stock. See "Reorganization."

     Our common stock is quoted on the Nasdaq National Market under the symbol
"NCNX." On             , 1999, the last reported sale price for our common stock
on the Nasdaq National Market was $       .
                             ---------------------

  INVESTING IN THE COMMON STOCK INVOLVES RISKS.  SEE "RISK FACTORS" ON PAGE 7.
                             ---------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these shares of stock or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                             ---------------------

               The date of this prospectus is             , 1999

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary...................      1
Risk Factors.........................      7
Forward-Looking Statements...........     15
Reorganization.......................     16
Price Range of Common Stock and
  Dividend Policy....................     18
Selected Historical and Pro Forma
  Financial Data.....................     19
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................     21
Business.............................     34
Glossary.............................     57
Management...........................     59
Certain Transactions.................     65
Security Ownership of Principal
  Stockholders and Management........     66
Description of Common Stock..........     68
Shares Eligible for Future Sale......     68
Selling Stockholders.................     70
Plan of Distribution.................     71
Legal Matters........................     71
Experts..............................     72
Additional Information...............     72
Index to Financial Statements........    F-1

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH ANY INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                               PROSPECTUS SUMMARY

     This summary highlights information that we present in more detail in the other portions of this prospectus. This summary may not contain all of the information that is important to you in deciding whether to invest in our company. To understand this offering fully, you should read the entire prospectus carefully, including the "Risk Factors" and our financial statements appearing elsewhere in this prospectus. Unless the context otherwise requires, references in this prospectus to "Nucentrix," "us," "we" or "our" refer to Nucentrix Broadband Networks, Inc., and its subsidiaries.

                            OVERVIEW OF OUR BUSINESS

GENERAL

     We provide wireless broadband, or high capacity, network services in medium and small markets in the central United States. We control up to 196 megahertz ("MHz") of radio spectrum in the 2.1 to 2.7 gigahertz ("GHz") band (commonly referred to as Multichannel Multipoint Distribution Service, or "MMDS") licensed by the Federal Communications Commission in 87 markets. We also lease the rights to an additional 20 MHz of spectrum at 2.3 GHz in 19 markets. Historically, we have used our spectrum to provide wireless subscription television services, commonly referred to as "wireless cable." We currently are the largest operator of wireless cable systems in the United States, with about 157,000 subscribers in 58 markets in nine states at May 30, 1999. Going forward, our goal is to become a leading provider of wireless broadband services in our markets, while expanding into additional medium markets through the acquisition of additional MMDS spectrum licenses.

     We currently provide always-on, high-speed Internet access primarily to medium-sized and small businesses in Austin and Sherman-Denison, Texas. We market this service directly and through third parties such as value added resellers and other Internet service providers ("ISPs"). Customers use our high-speed Internet access service to improve productivity, reduce costs, advertise and engage in electronic commerce. We believe our high-speed Internet access service offers superior value by providing access speeds ranging from 256 Kbps up to 1.54 Mbps, or up to 25 times greater than the speeds typically available to our target customer base, at prices comparable to or substantially lower than those typically offered by our competitors. We currently plan to launch high-speed Internet access in 18 additional markets by the summer of 2001.

     Our business strategy is designed to increase the value of our broadband spectrum by growing our wireless high-speed Internet access business and adding Voice over Internet Protocol, or "VOIP," and wireless local loop services. We currently market our wireless broadband network services to medium-sized and small businesses, small offices/home offices ("SOHOs") and telecommuters. International Data Corporation ("IDC") estimates that Internet service provider revenues are expected to grow from $10.7 billion in 1998 to $37.4 billion in 2003. We expect the demand for dedicated high-speed Internet access by medium-sized and small businesses to grow faster than the total Internet access market.

     Two significant events occurred in 1998 that have provided us the opportunity to exploit this growing demand for high-speed Internet access. First, Nucentrix and several other MMDS companies successfully demonstrated the commercial viability of providing high-speed Internet access using MMDS radio spectrum. MMDS spectrum has the capability to serve customers within a 35-mile radius from a single base station at aggregate data rates of up to 30 Mbps per six-MHz channel and can be deployed in less time and at significantly less cost than other broadband systems. Second, in September 1998 the FCC authorized the full, two-way use of these frequencies for digital two-way communications services. Previously, the FCC had limited the use of MMDS spectrum to one-way transmissions. The FCC authorization of two-way communications across MMDS spectrum now allows us, for the first time, to completely bypass the local telephone company to provide access to the Internet and other telecommunications services.

     We believe that these two developments position us to use our MMDS spectrum to satisfy the growing demand for high-speed Internet access. We believe that medium-sized and small businesses in our markets generally do not have competing high-speed Internet access alternatives readily available or, if alternatives are available, they have the following limitations:

     - most ISPs traditionally have not offered access speeds comparable to ours,

     - in medium markets, new technology for existing telephone lines, such as digital subscriber line, or "DSL," service often is limited in performance, if available at all,

     - hardwire cable TV networks, which also offer Internet access services, typically have been constructed to serve residential customers and offer limited access to most businesses, and

     - other wireless spectrum is not as cost effective in medium markets as MMDS spectrum, primarily because of its distance limitations.

THE NUCENTRIX SOLUTION

     Our wireless solution meets the growing demand for high-speed Internet access in medium-sized markets by providing:

          Superior Value. We offer higher bandwidth digital connections than Internet access alternatives available to our target customer base at prices comparable to or substantially lower than those alternatives. For business Internet users, our mid-range Internet access services are two to three times the speed of integrated services digital network ("ISDN") systems at monthly rates comparable to prevailing ISDN rates. Our higher-end services offer speeds of 768 Kbps up to 1.54 Mbps, or the equivalent of a T1 telephone line, at rates substantially less than prevailing T1 rates in our markets. Additionally, customers can upgrade their access speeds without adding additional hardware.

          Always-On Service. Our Internet access networks provide 24-hour, always-on connectivity, which dial-up modem, ISDN and alternative local area network remote access systems do not provide.

          Full Service 24-Hour Internet Access/Support. We are a full service 24-hour ISP and, through third parties, provide ancillary value added services such as e-mail, web design, web hosting and domain name maintenance. In the future we expect to provide VOIP, virtual private networking and wireless local loop services.

          Reliability. We have engineered our wireless point to multipoint radio path links to provide 99.99% reliability. We also offer two separate and diverse routes to the nearest Internet backbone connection to ensure our customers maximum network reliability.

          Experienced Management Team. We are led and managed by a team of professionals with extensive experience in information technology as well as wireless, data, video and general telecommunications industries. Leading our team is Carroll D. McHenry, President and Chief Executive Officer, who has 32 years experience in the telecommunications and information systems industries.

          Customer Equipment Financing. As with most new technology, we expect the cost of customer premise equipment ("CPE") to decline as demand increases. While we intend to encourage our customers to buy the modems and other equipment necessary for high-speed Internet access, we expect to offer a financing solution to lower the cost of entry for our customers.

OUR BUSINESS STRATEGY

     Our goal is to become a leading provider of wireless broadband network services in our markets. Our strategy includes the following key elements:

          Exploit the increasing demand for affordable high-speed Internet access. Our target customers are medium-sized and small businesses, SOHOs and telecommuters, whose high-speed alternatives, if available, generally have performance, distance or price limitations.

          Achieve "first to market" status. We believe we can complete our facilities and begin reaching our target customer base faster than our competitors. For example, DSL technology generally requires arrangements with local exchange carriers to co-locate in multiple central offices. Other fixed-wireless providers have much shorter transmission paths and, therefore, require more base stations than we do to cover an entire market. As a result, these technologies will require additional time and capital expense to reach our target customers.

          Take advantage of our existing high capacity and wide coverage spectrum. Our spectrum is capable of transmitting at aggregate data rates of up to 30 Mbps per six-MHz channel, or the equivalent of approximately 20 T1 telephone lines. We control an average of 27 six-MHz channels in our existing markets. Our spectrum typically has a 35-mile coverage radius from a single base station, or approximately 3,800 square miles, compared to a one to three-mile radius, or three to 28 square miles, for other wireless broadband service providers and a two to five-mile radius from the telephone company's central office, or 13 to 80 square miles, for DSL.

          Leverage our existing investment in MMDS infrastructure, including base stations and other transmission facilities. We believe we can initially provide high-speed Internet access service using a single base station design for each market. As a result of our wireless cable business, a substantial portion of the infrastructure necessary to launch high-speed Internet access service already exists in 13 of our top 20 projected Internet markets. We also believe we can use many of our existing organizational and operational support systems established for our wireless cable business to operate our high-speed Internet access service.

          Expand into residential market. As equipment prices decline, we plan to actively market our high-speed Internet access services to residential customers.

          Offer telephony services. To enhance the value of our assets in the future, we plan to offer VOIP and wireless local loop services, which can connect customers directly to the public switched telephone network.

          Expand through acquisitions. We plan to pursue strategic acquisitions that increase our geographic service areas and enable us to accelerate our market penetration and expand our customer base.

                             CORPORATE INFORMATION

     Nucentrix was incorporated under the laws of the State of Delaware in October 1993 under the name Heartland Wireless Communications, Inc. Nucentrix emerged from a reorganization under Chapter 11 of the U.S. Bankruptcy Code on April 1, 1999, and we changed our name on that date to Nucentrix Broadband Networks, Inc. See "Reorganization." Our executive offices are located at 200 Chisholm Place, Suite 200, Plano, Texas 75075, and our telephone number is (972) 423-9494.

                                  THE OFFERING

     All of the shares of common stock offered hereby will be offered by the selling stockholders as described in "Selling Stockholders." Because all of the shares of common stock are being offered by the selling stockholders, we will not receive any of the proceeds from the sale of these shares.

Common stock outstanding at June 11,
1999(1).............................     10,048,460 shares

Common stock offered by the selling
    stockholders....................     3,363,536 shares

Nasdaq National Market symbol.......     "NCNX"
---------------

(1) Excludes (1) 763,500 shares of common stock issuable upon exercise of options outstanding under our 1999 Share Incentive Plan, of which options to purchase 438,480 shares currently are exercisable at an exercise price of $12.50 per share, (2) 93,000 additional shares of common stock available for issuance under our 1999 Share Incentive Plan, (3) 825,000 shares of common stock issuable upon exercise of outstanding warrants, all of which currently are exercisable at an exercise price of $27.63 per share, subject to downward adjustment in the event of a sale of our company, (4) 275,000 shares of common stock, reserved for issuance, also at an exercise price of $27.63 per share, subject to downward adjustment in the event of a sale of our company, pursuant to warrants that we are obligated to issue under our plan of reorganization and (5) additional shares of common stock, which we believe will not exceed 75,000, that we may become obligated to issue to settle certain claims under our plan of reorganization. See "Reorganization."

                        SUMMARY FINANCIAL AND OTHER DATA

     The following table presents (1) summary historical financial and other data for Nucentrix and (2) summary pro forma financial data giving effect to the consummation of our plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code and the adoption of Fresh Start Reporting as if each occurred at the beginning of each of the periods presented for statement of operations data and as of March 31, 1999, for balance sheet data. See "Reorganization." Historically, we have used our spectrum only to deliver subscription television services. Therefore, our historical results are not necessarily indicative of our future results as we implement our business strategy as described in "Business." You should read the information set forth below together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

                                                                                       PRO FORMA(1)
                                                                                 ------------------------
                                                                                                  THREE
                                            YEAR            THREE MONTHS             YEAR        MONTHS
                                           ENDED           ENDED MARCH 31,          ENDED         ENDED
                                        DECEMBER 31,   -----------------------   DECEMBER 31,   MARCH 31,
                                            1998          1999         1998          1998         1999
                                        ------------   ----------   ----------   ------------   ---------
                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF OPERATIONS DATA:
Revenues..............................   $   73,989    $   18,086   $   19,099     $ 73,989      $18,086
Operating expenses:
  System operations...................       35,790         8,599        9,315       35,790        8,599
  Selling, general and
     administrative...................       36,367         9,156        9,126       36,367        9,156
  Depreciation and amortization.......       39,550         5,953       11,300       17,133        5,968
  Impairment of long-lived
     assets(2)........................      105,791            --           --           --           --
                                         ----------    ----------   ----------     --------      -------
          Total operating expenses....      217,498        23,708       29,741       89,290       23,723
                                         ----------    ----------   ----------     --------      -------
Operating loss........................     (143,509)       (5,622)     (10,642)     (15,301)      (5,637)
Interest income (expense), net........      (34,436)          102       (9,184)       1,224          102
Equity in losses of affiliates........      (30,340)           --       (5,376)     (30,340)          --
Other income (expense)................          (10)            2           --          (10)           2
                                         ----------    ----------   ----------     --------      -------
Loss before reorganization costs......     (208,295)       (5,518)     (25,202)     (44,427)      (5,533)
Reorganization costs(3)...............        3,266        (2,311)          --           --           --
                                         ----------    ----------   ----------     --------      -------
          Net loss....................   $ (211,561)   $   (7,829)  $  (25,202)    $(44,427)     $(5,533)
                                         ==========    ==========   ==========     ========      =======
Loss per share -- basic and
  diluted(4)..........................   $   (10.72)   $    (0.40)  $    (1.28)    $  (4.44)     $ (0.55)
                                         ==========    ==========   ==========     ========      =======
OTHER DATA:
EBITDA(5).............................   $    1,832    $      331   $      658
Net cash provided by (used in)
  operating activities................       (8,377)          (98)       1,536
Net cash used in investing
  activities..........................       (2,038)       (2,412)      (3,024)
Net cash used in financing
  activities..........................       (1,730)         (576)        (356)
Capital expenditures..................       13,473         2,550        3,024
OPERATING DATA (END OF PERIOD)(6):
Number of markets in operation........           57            57           58
Number of System EBITDA positive
  markets(7)..........................           48            53           48
Estimated total households(8).........    8,461,000     8,461,000    8,461,000
Video subscribers.....................      160,000       157,000      175,000

                                                             AS OF         AS OF MARCH 31, 1999
                                                          DECEMBER 31,   ------------------------
                                                              1998        ACTUAL     PRO FORMA(1)
                                                          ------------   ---------   ------------
BALANCE SHEET DATA:
Cash and cash equivalents...............................   $  30,676     $  27,590     $ 27,590
Restricted assets.......................................       1,011         1,011        1,011
System and equipment, net...............................      61,037        59,513       56,596
License and leased license investment, net..............      79,703        78,088       78,088
Total assets............................................     186,032       180,517      176,652
Long-term debt, including current portion...............      16,277        15,701       15,701
Liabilities subject to compromise(3)....................     322,781       322,781           --
Total stockholders' equity (deficit)....................    (165,090)     (172,919)     145,997

---------------

(1) See Unaudited Pro Forma Condensed Consolidated Financial Information and the notes thereto appearing elsewhere in this prospectus.

(2) During the second and third quarters of 1998, in accordance with SFAS No. 121, we wrote down channel licenses and leases, systems and equipment and other long-lived assets to estimated fair value, which resulted in a non-cash impairment charge of $105.8 million. See Note 3 to the consolidated financial statements.

(3) We filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code on December 4, 1998. Our plan of reorganization was confirmed on March 15, 1999, and became effective on April 1, 1999. Accordingly, we have reclassified our Old Senior Notes and Old Convertible Notes, which were subject to compromise in the reorganization, to "Liabilities Subject to Compromise" at December 31, 1998, and March 31, 1999. See Note 8 to the consolidated financial statements. Expenses related to our reorganization, such as professional fees and administrative expenses, are classified as "Reorganization costs."

(4) Loss per basic and dilutive common share for each period presented has been calculated using the provisions of SFAS No. 128, "Earnings per Share." See
    Note 1(n) to the consolidated financial statements.

(5) "EBITDA" represents earnings before interest, taxes, depreciation and amortization. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness. However, EBITDA is not a financial measure determined under generally accepted accounting principles and should not be considered as an alternative to net income as a measure of operating results or to cash flows as a measure of funds available for discretionary or other liquidity purposes. EBITDA may be calculated differently from company to company.

(6) All operating data and references to subscribers refer to our television video subscription business. We do not currently have a sufficient number of Internet access customers to provide meaningful information on this business segment.

(7) "System EBITDA" means net income (loss) plus interest expense, income tax expense, depreciation and amortization expense and all other non-cash charges, less any non-cash items which have the effect of increasing net income or decreasing net loss, for a system. System EBITDA includes all selling, general and administrative expenses attributable to employees employed in that system, and, to more accurately reflect operations at the system level, we also allocate to each operating system expenses related to billing, collections, telemarketing, our call center and information systems.

(8) Represents our estimates of the approximate number of total households in our service areas. We calculated this information using a commercially available population software program, which is based on 1990 Census Bureau data. Excludes 160,163 households in Shreveport, Louisiana that could be served with our 2.3 GHz spectrum. See "Business -- Existing and Unconstructed Markets."

                                  RISK FACTORS

     The value of an investment in Nucentrix will be subject to the significant risks inherent in our business. You should consider carefully the risks and uncertainties described below and the other information included in this prospectus before you decide to purchase any shares of our common stock. The occurrence of any one or more of the risks or uncertainties described below could have a material adverse effect on our financial condition, results of operations and cash flows.

WE ARE PURSUING A NEW BUSINESS THAT WE HAVE NOT PREVIOUSLY OPERATED. WE MAY NOT BE ABLE TO SUCCESSFULLY IMPLEMENT OUR BUSINESS STRATEGY OR CORRECT OUR HISTORY OF LOSSES.

     We historically have used our spectrum to provide wireless subscription television services and sustained substantial operating and net losses from these operations. While we plan to maintain subscription television services in our existing markets for the foreseeable future, the principal focus of our business strategy is to expand the use of our radio spectrum to provide wireless broadband network services, such as high-speed Internet access. We have launched high-speed Internet access service in only two of our markets, and the revenues that we have received in these two initial markets are immaterial. We intend to increase our capital expenditures to develop and launch wireless broadband services in additional markets, and we expect operating expenses from our wireless broadband operations to exceed revenues from those operations until our customer base increases. As a result, we anticipate that our net and operating losses will continue unless we successfully implement our business strategy. We cannot assure you that we can develop, market and expand our wireless broadband network services in the two initial markets or any additional markets to the extent necessary to successfully compete in the broadband network services industry. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Future Cash Requirements," and our consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus.

WE MAY NOT BE ABLE TO OBTAIN THE ADDITIONAL FINANCING NECESSARY TO IMPLEMENT OUR BUSINESS STRATEGY ON SATISFACTORY TERMS AND CONDITIONS.

     To implement our business strategy, we will need additional capital for capital expenditures, operating expenses for system development and acquisition costs, including debt that may be assumed in future acquisitions. We plan to finance these activities by debt or equity financing, secured or unsecured credit facilities, joint ventures or other arrangements. We cannot assure you, however, that we will be able to obtain the financing we will need to fund our business strategy on satisfactory terms and conditions, if at all. If we incur additional debt, we may have to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest, which may cause us to be more vulnerable to competitive pressures and economic downturns. If we fail to obtain additional financing in a timely manner and on acceptable terms, we may have to delay, reduce or eliminate the launch of new high-speed Internet access systems. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Future Cash Requirements" and "Business -- Business Strategy."

THE INTERNET ACCESS MARKET IS HIGHLY COMPETITIVE. BECAUSE MANY COMPETITORS IN OUR MARKETS ARE WELL-ESTABLISHED AND HAVE RESOURCES SIGNIFICANTLY GREATER THAN THOSE AVAILABLE TO US, WE MAY NOT BE ABLE TO ESTABLISH A SIGNIFICANT NUMBER OF INTERNET ACCESS CUSTOMERS IN OUR MARKETS.

     As we enter the high-speed Internet access market, we will be forced to compete with numerous service providers, including the following:

     - other ISPs,

     - incumbent and competitive local exchange carriers,

     - inter-exchange carriers,

     - enhanced copper wire-based providers, such as DSL service providers,

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

     - cable modem service providers, and

     - other fixed-wireless and satellite data service providers.

Most of our competitors are well-established and have larger and better developed networks and systems, longer-standing relationships with customers and suppliers, greater name recognition and significantly greater financial, technical and marketing resources. Many of these companies can subsidize competing services with revenues from other services and have ready access to capital markets. As competition increases in the high-speed Internet access market, we anticipate intensified downward pricing pressure for our services. We have not obtained significant market share in either of the markets where we currently offer high-speed Internet access services. We cannot assure you that we will be able to compete effectively in any of our markets. Our failure to establish a significant number of Internet access customers in our markets would adversely affect our ability to successfully implement our business strategy. See "Business -- Competition."

WE MAY FACE DIFFICULTIES IMPLEMENTING OUR BUSINESS STRATEGY BECAUSE IT INCLUDES OPERATIONS THAT HAVE NOT BEEN WIDELY DEPLOYED ON A COMMERCIAL BASIS.

     Our primary business strategy of providing wireless broadband network services over MMDS spectrum has not been widely deployed on a commercial basis. The success of our business strategy depends on our ability to develop and market our high-speed Internet access service at profitable rates. We will face a number of the difficulties and uncertainties generally associated with new businesses, such as lack of consumer acceptance, difficulty in obtaining financing, competition from providers using more traditional and commercially proven sources for these services, advances in competing technologies and changes in laws and regulations. We have launched our high-speed Internet access service in only two of our existing markets, and we cannot assure you that consumers will accept our service as a commercially viable alternative to other means of Internet access.

     To date we have not conducted tests involving VOIP or wireless local loop services over our spectrum. We have had discussions with several prospective manufacturers of network platforms for our spectrum that would be capable of delivering both high-speed Internet access and telephony services. We cannot assure you that a system can be designed to deliver telephony services over our spectrum on a commercial basis or, if such a system can be designed, that we will receive the requisite regulatory approvals to offer such services or that we will be able to deploy such services in a commercially successful manner or at all.

OUR NETWORK SCALABILITY, SPEED AND INFRASTRUCTURE FOR INTERNET ACCESS SERVICE IS UNCERTAIN. IF WE ARE UNABLE TO PROVIDE RELIABLE HIGH-SPEED INTERNET ACCESS, THEN DEMAND FOR OUR SERVICES AND OUR ABILITY TO IMPLEMENT OUR BUSINESS STRATEGY COULD BE ADVERSELY AFFECTED.

     Due to the limited deployment of our high-speed Internet access service, the ability of our wireless systems to connect and manage a substantial number of on-line subscribers at high transmission speeds is uncertain. The actual channel capacity and data transmission speeds will depend on a variety of factors, including content, Internet traffic, the number of active customers on a channel, the number of channels that we can use to provide our service, the capability of high-speed modems used, the capacity and service quality of third-party Internet backbone providers and a customer's system configuration. We can not assure you that we will be able to expand or adapt our network infrastructure to respond to a growth in the number of customers served, an increased demand to transmit larger amounts of data or changes to our customers' product and service requirements. Our failure to achieve or maintain reliable high-speed data transmission capabilities could significantly reduce consumer demand for our services.

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

AN INABILITY TO EFFECTIVELY MANAGE OUR RAPID GROWTH COULD ADVERSELY AFFECT OUR OPERATIONS.

     Our business strategy contemplates rapid expansion in the foreseeable future. This growth will increase our operating complexity and require that we, among other things:

     - accurately assess the market for our new services,

     - expand our employee base with highly-skilled personnel,

     - develop additional financial and management controls and systems,

     - control expenses related to our business strategy, and

     - obtain and maintain necessary regulatory approvals.

     We cannot assure you that we will be able to successfully undertake or manage these activities or determine the effect that our failure to do so may have on our operations.

LIMITED SUPPLY OF CUSTOMER PREMISE MODEMS FOR HIGH-SPEED INTERNET SERVICE MAY RESTRICT OUR GROWTH.

     Our business strategy assumes substantial growth of high-speed Internet access services over our spectrum. Hybrid Networks, Inc. currently is the primary supplier of high-speed modems necessary for MMDS wireless Internet access. In January 1999, Hybrid notified us that to ensure sufficient cash to continue operations, customer support and product availability, Hybrid would begin allocating the supply of modems. Hybrid recently resumed shipments of modems without allocation restrictions. We also have identified other suppliers that we believe will become an additional source of modems by the end of 1999. If Hybrid fails to supply or limits the supply of high-speed modems and we are unable to locate an alternate provider, then the lack of available modems will have a material adverse effect on our ability to implement our business plan in a timely manner. See "Business -- Suppliers -- Internet Access Equipment."

WE ARE SUBJECT TO EXTENSIVE FEDERAL LAWS, RULES AND REGULATIONS. THE LAWS, RULES AND REGULATIONS TO WHICH WE ARE SUBJECT COULD CHANGE AT ANY TIME IN AN UNPREDICTABLE MANNER.

     Our continued ability to acquire and maintain MMDS spectrum licenses, which are vital to our operations, is subject to extensive regulation. These regulations directly affect the breadth of services we are able to offer, as well as the rates, terms and conditions of those services. We also are affected indirectly by the effect of other governmental regulations on companies that offer competing services. Regulations and their application are subject to continual change as a result of new legislation, regulations adopted from time to time by regulatory authorities and judicial interpretation of these laws and regulations. We are not able to predict the extent to which any such change in the regulatory environment could affect our business. We cannot assure you that changes in legislation, regulations and interpretations would not have a significant adverse impact on our ability to implement our business strategy. See "Business -- Government Regulation" for a further discussion of the regulations applicable to our operations.

     Aside from the use of spectrum, the FCC has held that the terms and conditions of providing Internet and Internet access services are not subject to FCC regulation. Nevertheless, the FCC has held that the provision of Internet access is an interstate service subject to FCC jurisdiction. There can be no certainty that the providing of Internet access services will continue to be free from FCC regulation. Moreover, if we begin providing wireless local loop services, we will be subject to FCC and state regulation of our interstate and intrastate services, respectively.

WE DEPEND ON FCC-REGULATED LICENSES AND CHANNEL LEASES. THE FAILURE TO MAINTAIN CHANNEL RIGHTS IN CERTAIN MARKETS COULD ADVERSELY AFFECT OUR ABILITY TO TIMELY IMPLEMENT OUR BUSINESS STRATEGY.

     We depend upon licenses granted to us by the FCC and leases with other FCC license holders for access to channel capacity necessary to operate our Internet and video businesses. These licenses are
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

subject to renewal as determined by the FCC. FCC licenses also specify channel construction deadlines by which channel transmissions must begin, which, if not met, would permit the FCC to revoke the license. We cannot assure you that:

     - the FCC will renew our licenses as their initial terms expire,

     - our channel lessors will continue to hold valid licenses for their channels,

     - we will be able to renew our channel leases on terms acceptable to us, or

     - the FCC will grant requests for extensions of construction deadlines.

The failure to maintain FCC licenses and channel leases will reduce our total available channels. If we fail to maintain sufficient FCC licenses or channel leases in markets where we operate or in which we intend to launch two-way Internet access service, then the resulting reduction in channel capacity could have a material adverse effect on our ability to:

     - serve our existing Internet access and subscription television customer base,

     - serve increasing customer demand for high-speed Internet access service, and

     - add services such as VOIP or wireless local loop services.

We cannot assure you that we will be able to obtain replacement MMDS spectrum or other acceptable alternatives in a market if we lose an FCC license or channel lease in that market. See "Business -- MMDS Licenses and Leases" and "Business -- Government Regulation."

     In addition, the majority of our channel leases do not currently contemplate two-way use of our spectrum. We intend to initially use licenses that we own for our Internet access customers. We plan to negotiate amendments to certain of our channel leases to provide for two-way use of the leased channels to the extent we determine that we need additional channel capacity. We cannot assure you that we will be able to negotiate amendments to those leases to permit two-way Internet or other two-way service on terms and conditions that are acceptable to us.

TWO-WAY SYSTEMS REQUIRE REGULATORY APPROVAL. WE WILL BE REQUIRED TO OBTAIN REGULATORY APPROVAL FOR OUR CURRENT AND ALL FUTURE TWO-WAY SYSTEMS. IF WE DO NOT OBTAIN REQUISITE APPROVALS FOR A MARKET, THEN WE WILL NOT BE PERMITTED TO OPERATE A TWO-WAY SYSTEM IN THAT MARKET.

     In September 1998 the FCC approved broad authority for flexible two-way use of MMDS spectrum. This spectrum previously could be used only for one-way transmissions. The new rules require the filing with the FCC of applications to receive authorization for two-way use of our MMDS spectrum. We expect the first opportunity to file these applications, or "filing window," to occur in the third quarter of 1999. The application process will require us to engineer a network configuration and channel-use plan for the use of our frequencies in each market where we intend to launch a two-way system, including Austin and Sherman-Denison, Texas, which we currently operate under temporary developmental authorizations from the FCC. The applications must meet FCC interference protection rules or contain the consent of other MMDS licensees in these markets and adjacent markets. We cannot assure you that:

     - we will be able to complete the necessary processes to enable us to file two-way applications for each of our markets,

     - applications filed will not be preempted or otherwise limited by previously filed applications of other operators, or

     - we will be able to obtain the necessary cooperation and consents from channel licensees in our markets or adjacent markets to enable us to use our spectrum for two-way communication services.

If we do not receive all required consents in a particular market or we are not able to design a two-way system that will meet the FCC's interference protection rules, we will be unable to obtain authorization to implement a two-way system in that market. See "Business -- Government Regulation."

ACQUISITION OF ADDITIONAL MMDS SPECTRUM DEPENDS ON FCC APPROVAL TO THE TRANSFER OR ASSIGNMENT OF MMDS LICENSES TO US.

     From time to time we acquire channel rights and licenses through acquisitions and joint ventures. The FCC must consent to the assignment or transfer of control of FCC licenses. The FCC's failure to approve the transfer or assignment of licenses to us could adversely affect our growth and our ability to implement our business strategy. See "Business -- Government Regulation."

OUR BASIC TRADING AREA, OR BTA, AUTHORIZATIONS ARE SUBJECT TO FORFEITURE IF WE DEFAULT ON OUR PURCHASE PRICE PAYMENTS OR FAIL TO MEET CERTAIN SERVICE REQUIREMENTS. THE COSTS OF THE BUILD-OUT TO SATISFY OUR BTA SERVICE REQUIREMENTS COULD BE MATERIAL.

     We acquired authorizations for 93 BTAs in August 1996 at a total cost of approximately $19.8 million, $14.4 million in principal amount of which remains payable quarterly through August 2006. Each BTA is subject to an individual installment note. If we fail to make one or more scheduled installment payments on a BTA note after any applicable grace period, that BTA authorization may be forfeited to the FCC.

     To retain a BTA authorization, we must provide a required level of service in the BTA by August 2001. We will satisfy the service requirement for a BTA if our signal in the BTA is capable of reaching at least two-thirds of the BTA population outside of the service areas of other MMDS operators within our BTAs. If we fail to meet this requirement, then the BTA authorization for the portion of the BTA that is not capable of being served may be subject to forfeiture. Constructing MMDS channels capable of providing service to the required population in unconstructed BTAs could require substantial capital expenditures. See "Business -- Government Regulation -- BTA Auction and Service Requirements."

WE DEPEND ON CERTAIN KEY PERSONNEL, AND WILL REQUIRE ADDITIONAL KEY PERSONNEL TO IMPLEMENT OUR BUSINESS STRATEGY. IF WE LOSE OUR CHIEF EXECUTIVE OFFICER OR ARE NOT ABLE TO HIRE AND RETAIN EMPLOYEES WITH THE REQUIRED TECHNICAL SKILLS, OUR ABILITY TO DEVELOP AND LAUNCH HIGH-SPEED INTERNET ACCESS AND RELIABLE SERVICE COULD BE ADVERSELY AFFECTED.

     Our future success largely depends on the expertise of Carroll D. McHenry, our Chief Executive Officer, President and Chairman of the Board, and other members of senior management. We have employment agreements with Mr. McHenry and other members of senior management, but do not maintain a key person life insurance policy on the life of Mr. McHenry or other members of senior management.

     We also believe that our future success will depend in large part on our ability to hire and retain highly skilled, knowledgeable and qualified managerial, professional, technical and sales personnel with skills and talents required to develop and operate our wireless broadband network services. To implement our business strategy and manage our planned growth successfully, we will need to hire and retain a substantial number of additional employees. We have experienced significant competition in attracting and retaining personnel who possess the skills that we are seeking. As a result of this competition, we may experience a shortage of qualified personnel.

PURSUING ACQUISITION OPPORTUNITIES WILL INVOLVE SIGNIFICANT MANAGEMENT TIME AND EXPENSE AND COULD ADVERSELY AFFECT OUR OPERATIONS.

     Part of our growth strategy involves acquiring additional MMDS spectrum licenses to increase our scale and geographic service area. The pursuit of acquisition opportunities will place significant demands on the time and attention of our senior management and will involve considerable financial and other costs relating to identifying and investigating acquisition candidates, negotiating acquisition agreements and
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

integrating the acquired businesses with our existing operations. In addition, employees and customers of acquired businesses may sever their relationship with these businesses during or after such an acquisition. We cannot assure you that we will be able to successfully consummate any acquisitions or successfully integrate into our operations any business or assets which we may acquire.

INTENSE COMPETITION EXISTS IN THE SUBSCRIPTION TELEVISION MARKET. OUR FAILURE TO MAINTAIN AND EXPAND OUR WIRELESS CABLE SUBSCRIBER BASE COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     The subscription television business also is highly competitive, and many of our competitors have significantly greater resources and channel capacity than we have. Our principal subscription television competitors consist of traditional hardwire or franchised cable operators, direct to home/direct broadcast satellite providers and private cable operators. Wireless cable providers, including our subscription television service, have only approximately a 1.3% share of the national subscription television market. In addition, local off-air VHF/UHF broadcast television stations, such as affiliates of ABC, NBC, CBS and Fox, continue to be a primary source of free video programming for the public. Our failure to maintain our existing wireless cable subscriber base and expand this subscriber base could adversely affect our results of operations. We cannot assure you that we will be able to maintain or expand our subscriber base for our wireless cable services.

LOSS OF DIRECTV CONTRACTS COULD ADVERSELY AFFECT THE DEMAND FOR OUR WIRELESS CABLE SERVICE.

     Our business strategy assumes growth of our DIRECTV offerings, either independently or in combination with our MMDS video offering. Because our DIRECTV offerings generate more favorable returns than our stand-alone MMDS offering, we have shifted the focus of our sales and marketing efforts to emphasize sales of DIRECTV service. We depend on our contracts with DIRECTV to provide DIRECTV service. Our single-family unit ("SFU") and multiple-dwelling unit ("MDU") contracts with DIRECTV expire in April 2003 and October 2004, respectively. A cancellation or nonrenewal of our contracts with DIRECTV could have a material adverse effect on our ability to maintain or expand our wireless cable subscriber base. See "Business -- Suppliers."

OUR WIRELESS BROADBAND SERVICES HAVE LINE OF SIGHT LIMITATIONS. THESE LINE OF SIGHT LIMITATIONS MAY REDUCE THE NUMBER OF CUSTOMERS WE CAN SERVE IN A MARKET OR INCREASE OUR COST OF OPERATIONS.

     Our wireless broadband services require a direct line of sight between our base station and the antenna at the customer's site. Our average coverage radius of a single-cell base station is approximately 35 miles, depending on local conditions. However, our transmission paths can be obstructed by foliage, terrain and buildings, among other things. As a result, we may not be able to supply service to all potential customers in a market from a single base station. While in certain instances we can employ additional equipment to overcome line of sight obstructions, we may not always be able to secure the required FCC approval necessary to achieve the desired signal coverage. Adding this equipment in some instances also could increase our costs of service. While these costs may not be significant in all cases, they may cause our wireless broadband services to become less economical in certain markets.

BUILDING OWNERS CONTROL ACCESS TO CERTAIN STRATEGIC RECEIVE SITES.

     We may be required to obtain rights from building owners to install our antennas and other equipment to provide service to our business customers. We cannot assure you that we will be able to obtain, at costs or on terms acceptable to us, the access rights necessary to expand our services as planned.

OUR INDUSTRY IS SUBJECT TO RAPID TECHNOLOGY CHANGES.

     The high-speed Internet access industry is subject to rapid technological change, frequent new service introductions and evolving industry standards. We believe that our future success will depend largely on our ability to anticipate or adapt to such changes and to offer, on a timely basis, services that meet evolving standards. We cannot predict the extent to which competitors using existing or currently undeployed methods of delivery of Internet access services will compete with our services. We cannot assure you that:

     - existing, proposed or undeveloped technologies will not render our fixed-wireless systems less profitable or less viable,

     - we will have the resources to acquire new technologies or to introduce new services that could compete with future technologies, or

     - we will be successful in responding to technological changes in a timely and cost effective manner.

YEAR 2000 PROBLEMS MAY ADVERSELY AFFECT OUR OPERATIONS.

     We depend heavily on information technology and other systems and functions for all phases of our operations, including transmission of data and video programming, billing and collections and customer service functions. Computer software, hardware, microprocessor chips and other computer equipment use two digits to identify a particular year and some of these may not recognize the number "00" or may recognize it as a year prior to 1999. Unless these computer equipment and software programs are modified or upgraded to correct these Year 2000 problems prior to January 1, 2000, errors and malfunctions could result. We believe, based on information currently available and the current status of our efforts to identify and correct Year 2000 problems, that the worst case scenarios that could affect our operations as a result of Year 2000 problems are an inability to:

     - transmit and receive data,

     - transmit and receive video programming, and

     - produce and send invoices.

We are in the process of evaluating Year 2000 problems that may affect our material suppliers, and anticipate completing our evaluation by August 31, 1999. If a material supplier is adversely affected by Year 2000 problems and, as a result is unable to provide services or materials to us, then our ability to (1) provide Internet access or wireless cable services or (2) implement our business strategy on a timely basis could be adversely affected. See "Management's Discussion and Analysis of Financial Condition -- The Year 2000."

VIRUSES, BREAK-INS AND OTHER SECURITY BREACHES COULD CAUSE INTERRUPTIONS, DELAYS OR A CESSATION OF THE SERVICES WE PROVIDE TO OUR INTERNET CUSTOMERS.

     Despite the implementation of network security measures, the core of any Internet network infrastructure is vulnerable to computer viruses, break-ins and similar disruptive problems. We may experience future interruptions in service as a result of the actions of Internet users, current and former employees or others. Unauthorized use could also potentially jeopardize the security of our computer systems and the computer systems of our customers. Although we intend to continue to implement security measures to prevent this, the possibility exists that the measures we implement will be circumvented in the future. In addition, eliminating such viruses and remedying such security problems may cause interruptions, delays or cessation of service to our Internet customers. If our security measures fail, we may lose customers or be sued, resulting in additional expenses.

WE MAY BE LIABLE FOR INFORMATION SENT THROUGH OUR NETWORK.

     The law relating to the liability of Internet access providers for information carried on, stored on or disseminated through their network is unsettled. Several private lawsuits seeking to impose liability upon Internet access providers currently are pending. In addition, legislation has been enacted and new legislation has been proposed that imposes liability for the transmission of or prohibits the transmission of certain types of information on the Internet, including sexually explicit and gambling information. While no one has ever filed a claim against us relating to this issue, someone may file a claim of that type in the future and may be successful in imposing liability on us. Although we carry Internet liability insurance, it may not be adequate to compensate claimants or may not cover us if we become liable for information carried on or disseminated through our networks.

CONCENTRATION OF OWNERSHIP MAY AFFECT CORPORATE ACTIONS AND MARKET PRICE FOR OUR COMMON STOCK.

     Based on reports filed with the Securities and Exchange Commission, six ownership groups own or control approximately 67.1% of our outstanding common stock. Two of these groups have a representative on our board of directors and collectively own or control approximately 30.7% of our outstanding common stock. See "Security Ownership of Principal Stockholders and Management." As a result of their stock ownership, these groups may be able to influence the outcome of stockholder votes on various matters, including the election of directors, extraordinary corporate transactions and certain business combinations.

     As of June 11, there were 16 record holders of common stock, although we believe there are over 1,000 beneficial owners of our common stock. The relatively small number of record owners could significantly impair the liquidity and adversely affect the market price of our common stock. Other investors in the public market may avoid making an investment in Nucentrix because of such concentration of ownership.

SHARES ELIGIBLE FOR FUTURE SALE MAY AFFECT THE MARKET PRICE FOR OUR COMMON
STOCK.

     The 3,363,536 shares covered by this prospectus constitute approximately 33.5% of our outstanding common stock. The selling stockholders may sell all or any portion of these shares into the public market at any time pursuant to this prospectus. Sales of substantial amounts of securities, or the perception that such sales could occur, could adversely affect the market price of our common stock. In addition, the 6,684,924 remaining shares of common stock outstanding are freely tradeable under the Securities Act. See "Reorganization" and "Shares Eligible For Future Sale."

WE MAY ENCOUNTER DIFFICULTIES DUE TO OUR RECENT EMERGENCE FROM CHAPTER 11 BANKRUPTCY PROCEEDINGS.

     We emerged from reorganization under Chapter 11 of the U.S. Bankruptcy Code on April 1, 1999. Our recent emergence from Chapter 11 may adversely affect our ability to negotiate favorable trade terms with manufacturers and other vendors. See "Reorganization."

WE DO NOT INTEND TO PAY CASH DIVIDENDS.

     We anticipate that our earnings in the near term will be used to fund current operations and costs and expenses incurred in developing and implementing our business strategy. Accordingly, we do not anticipate paying cash dividends in the foreseeable future. Our future dividend policy will depend on our earnings, capital requirements, financial condition, restrictions that may be imposed under future bank or other credit facilities and other factors considered relevant by the Board of Directors.

COMMITMENTS FOR FUTURE ISSUANCES OF COMMON STOCK CREATE THE POTENTIAL FOR DILUTION.

     There are outstanding warrants and options to purchase an aggregate of 1,588,500 shares of our common stock and we will issue warrants to purchase another 275,000 shares of our common stock under our plan of reorganization. Substantially all of the shares of common stock underlying these securities will be freely tradeable when issued. The exercise or conversion of outstanding warrants and stock options will dilute the percentage ownership of our other stockholders. In addition, any sales in the public market of shares of our common stock issuable upon the exercise or conversion of these warrants and stock options, or the perception that such sales could occur, may adversely affect the prevailing market price of our common stock. See "Reorganization" and "Shares Eligible For Future Sale."

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

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations, business strategy and financial needs. The words "may," "will," "expect," "believes," "plans," "intends," "anticipates," "estimates," "continue" and similar expressions, as they relate to us, as well as discussions of strategy, are intended to identify forward-looking statements. Such statements reflect our current view with respect to future events and are based on our assessment of, and are subject to, a variety of factors, contingencies, risks, assumptions and uncertainties deemed relevant by management, including:

     - business and economic conditions in our existing markets,

     - competitive technologies, products and services,

     - regulatory and interference issues, including grant of two-way transmission authorizations,

     - the emergence of one or more national manufacturers of wireless broadband customer premise equipment for MMDS spectrum, and

     - those matters discussed specifically under "Risk Factors" and elsewhere herein.

We cannot assure you that any of our expectations will be realized, and actual results and occurrences may differ materially from our expectations as stated in this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                 REORGANIZATION

     On December 4, 1998, we filed a voluntary, prenegotiated plan of reorganization and disclosure statement under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware (In re Heartland Wireless Communications, Inc., Case No. 98-2692 (JJF)). We filed the reorganization plan with the prepetition agreement from the holders of more than 70% in principal amount of our $115 million 13% senior notes (the "Old 13% Notes") and $125 million 14% senior notes (the "Old 14% Notes" and, together with the Old 13% Notes, the "Old Senior Notes") to support the plan.

     On March 15, 1999, the bankruptcy court confirmed our plan of reorganization, which received the support of the holders of 99% in principal amount of the Old Senior Notes voting on the plan. All classes of claims that voted on the plan of reorganization approved the plan. The plan of reorganization became effective on April 1, 1999 (the "Effective Date"), when we changed our name from Heartland Wireless Communications, Inc., to Nucentrix Broadband Networks, Inc.

     As of the Effective Date:

     - all previously issued and outstanding common stock, options granted under our stock option plans, warrants and any other equity interests in Nucentrix were canceled,

     - holders of the Old Senior Notes received 9,700,000 shares of newly issued common stock, and

     - holders of our $40.2 million convertible subordinated notes ("Old Convertible Notes") received 300,000 shares of newly issued common stock and warrants to purchase 825,000 shares of common stock at an exercise price of $27.63 per share.

The selling stockholders received all of their shares of common stock covered by this prospectus from us under our plan of reorganization.

     We also are obligated under the plan of reorganization to issue warrants to acquire an additional 275,000 shares of common stock at an exercise price of $27.63 per share. These warrants will be allocated (1) first, to pre-petition bondholder litigation claims, to the extent any of these claims are allowed by the bankruptcy court and exceed any corporate liability insurance proceeds that are available to satisfy such claims after satisfaction of certain indemnification obligations as described under "Business -- Legal
Proceedings -- Securities Litigation," and (2) second, pro rata, based on the equity interests in Nucentrix represented by such claims, among (A) pre-petition stockholder litigation claims, to the extent any of these claims are allowed by the bankruptcy court and exceed any corporate liability insurance proceeds available after satisfaction of pre-petition bondholder litigation claims, and
(B) to holders of common stock prior to the Effective Date. These warrants will be distributed (1) with respect to pre-petition bondholder litigation claims, after the allowed amounts of such claims and the number of warrants, if any, that will be required to satisfy such claims are determined by the bankruptcy court and (2) with respect to pre-petition stockholder litigation claims and to holders of common stock prior to the Effective Date, after the allowed amounts of pre-petition stockholder litigation claims and the number of warrants, if any, that will be required to satisfy such claims is determined by the bankruptcy court. See "Business -- Legal Proceedings -- Securities Litigation."

     If we merge with another company or sell all or substantially all of our assets or stock before April 1, 2005, in exchange for (1) cash or (2) cash and notes, the exercise price of all of the 1,100,000 warrants will be adjusted downward according to the following schedule:

DATE OF TRANSACTION                                       EXERCISE PRICE
-------------------                                       --------------
from April 1, 1999 until April 1, 2000.................       $12.37
from April 2, 2000 until April 1, 2001.................       $15.46
from April 2, 2001 until April 1, 2002.................       $18.56
from April 2, 2002 until April 1, 2003.................       $21.65
from April 2, 2004 until April 1, 2005.................       $24.74
after April 1, 2005....................................       $27.63

If we merge with another company or sell all or substantially all of our assets or stock before April 1, 2005, in exchange for a combination of cash or notes and other consideration, each warrant will be divided into an "A warrant" and a "B warrant." The number of shares of common stock that may be purchased under the A warrant and the B warrant will be allocated pro rata based on the value of the transaction represented by cash and the value represented by other consideration. The A warrant will be exercisable at the reduced exercise price listed above to purchase that portion of the common stock covered by the original warrant equal to the portion of the value of the transaction represented by the cash or notes. The B warrant will be exercisable to purchase the remaining shares of common stock covered by the original warrant at an exercise price of $27.63.

     Also under the plan of reorganization, we adopted a new 1999 Share Incentive Plan and terminated our 1994 Employee Stock Option Plan and our 1994 Stock Option Plan for Non-Employee Directors. See "Management -- Compensation of Executive Officers -- 1999 Share Incentive Plan."

     Finally, we may be required to issue additional shares of common stock to settle miscellaneous unsecured claims under our plan of reorganization, to the extent these claims are allowed by the bankruptcy court. These miscellaneous unsecured claims include (1) tort claims, except for tort claims for personal injury or wrongful death for which a proof of claim was timely filed, to the extent there is no available coverage under our liability insurance (including any self-insured retention), (2) claims under executory contracts and unexpired leases that we specifically rejected under the plan and (3) other unsecured claims arising from contract or other disputes, except for administrative expense claims, priority claims, Old Convertible Note claims, Old Senior Note claims, and securities litigation claims. Based on information currently available to us, we believe we will be required to issue up to a maximum of 75,000 shares of common stock to settle these miscellaneous unsecured claims, if these claims are allowed by the bankruptcy court. As of June 11, 1999, we had issued 4,960 additional shares of our common stock to settle some of these claims.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

MARKET INFORMATION

     As discussed under "Reorganization," all shares of our common stock outstanding as of the April 1, 1999, Effective Date of our plan of reorganization were canceled and we issued 10,000,000 shares of common stock to certain creditors. Beginning April 8, 1999, our newly issued common stock began trading on the over-the-counter bulletin board quotation system under the symbol
"NCNX." On             , 1999, the common stock was approved for quotation on
the Nasdaq National Market, where it began trading on             , 1999, under
the symbol "NCNX."

     The high and low bid prices of the common stock on the over-the-counter bulletin board quotation system for the period April 5, 1999, through June 11, 1999, were $13.00 and $39.25, respectively. The high and low bid prices of the common stock as reported on the Nasdaq National Market for the period
            , 1999, through             , 1999, were $          and $          ,
respectively. The last reported sale price of the common stock on the Nasdaq
National Market on             , 1999, was $          . In October 1998, our
common stock, traded under the symbol HART, was delisted from the Nasdaq National Market because of our failure to maintain net tangible assets and bid price requirements under the NASD Marketplace Rules. We have not provided market price information for periods prior to April 8, 1999, because, as a result of our reorganization, our capital structure and financial condition prior to the Effective Date was substantially different than after the Effective Date. We believe market price information prior to April 8, 1999, is not indicative of or comparable to the value of our common stock after the Effective Date and is not material to investors.

     The current concentration of ownership of our common stock, the shares of common stock currently eligible for future sale and our commitments for future issuances of common stock, could adversely affect the market price of our common stock. See "Risk Factors -- Concentration of ownership may affect corporate actions and market price for common stock," "Risk Factors -- Shares eligible for future sale may affect the market price for our common stock" and "Risk
Factors -- Commitments for future issuances of common stock create the potential for dilution."

HOLDERS

     The number of record holders of common stock as of June 11, 1999, was approximately 16, although we believe there are over 1,000 beneficial owners of our common stock.

DIVIDENDS

     We do not intend to pay cash dividends in the foreseeable future. Our Board of Directors may reexamine our dividend policy from time to time. However, if we raise capital in the future through financings obtained from outside sources, the terms of these financings may restrict or prohibit us from paying any dividends on our common stock.

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

     The following table presents (1) selected historical financial data for Nucentrix and (2) selected pro forma financial data for Nucentrix giving effect to the consummation of our plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code and the adoption of Fresh Start Reporting as if each occurred as of January 1, 1998, for statement of operations data and as of March 31, 1999, for balance sheet data. See "Reorganization." The selected historical financial data presented below as of and for each of the years ended December 31, 1998, is derived from the audited consolidated financial statements of Nucentrix. The selected historical financial data presented below as of and for each of the periods ended March 31, 1999 and 1998, is derived from unaudited consolidated financial statements of Nucentrix which, in the opinion of management, include all adjustments, none of which were other than normal recurring adjustments, necessary for a fair presentation of financial position and results of operations for such periods. The financial information for the three months ended March 31, 1999 and 1998, is not necessarily indicative of the results of operations for subsequent periods or a full fiscal year. Historically, we have used our spectrum only to deliver subscription television services and, therefore, our historical results are not necessarily indicative of our future results as we implement our business strategy as described in "Business." You should read the financial data below together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with Nucentrix's consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

                                                                                                               PRO FORMA(1)
                                                                                                        ---------------------------
                                                                                      THREE MONTHS          YEAR       THREE MONTHS
                                          YEAR ENDED DECEMBER 31,                   ENDED MARCH 31,        ENDED          ENDED
                           -----------------------------------------------------   ------------------   DECEMBER 31,    MARCH 31,
                             1998        1997        1996       1995      1994      1999       1998         1998           1999
                           ---------   ---------   --------   --------   -------   -------   --------   ------------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
  DATA:
Revenues.................  $  73,989   $  78,792   $ 56,017   $ 15,300   $ 2,229   $18,086   $ 19,099     $ 73,989       $18,086
Operating expenses:
  System operations......     35,790      39,596     21,255      4,893       762     8,599      9,315       35,790         8,599
  Selling, general and
    administrative.......     36,367      42,255     42,435     11,887     4,183     9,156      9,126       36,367         9,156
  Depreciation and
    amortization(2)......     39,550      65,112     39,323      6,234     1,098     5,953     11,300       17,133         5,968
  Impairment of
    long-lived
    assets(3)............    105,791          --         --         --        --        --         --           --            --
                           ---------   ---------   --------   --------   -------   -------   --------     --------       -------
        Total operating
          expenses.......    217,498     146,963    103,013     23,014     6,043    23,708     29,741       89,290        23,723
                           ---------   ---------   --------   --------   -------   -------   --------     --------       -------
Operating loss...........   (143,509)    (68,171)   (46,996)    (7,714)   (3,814)   (5,622)   (10,642)     (15,301)       (5,637)
Interest income
  (expense), net.........    (34,436)    (34,321)   (18,166)   (10,857)     (210)      102     (9,184)       1,224           102
Equity in losses of
  affiliates.............    (30,340)    (32,037)   (18,612)    (1,369)     (387)       --     (5,376)     (30,340)           --
Other income (expense)...        (10)        (54)     4,981       (247)     (227)        2         --          (10)            2
                           ---------   ---------   --------   --------   -------   -------   --------     --------       -------
Loss before
  reorganization costs,
  income taxes and
  extraordinary item.....   (208,295)   (134,583)   (78,793)   (20,187)   (4,638)   (5,518)   (25,202)     (44,427)       (5,533)
Reorganization
  costs(4)...............     (3,266)         --         --         --        --    (2,311)        --           --            --
                           ---------   ---------   --------   --------   -------   -------   --------     --------       -------
Loss before income taxes
  and extraordinary
  item...................   (211,561)   (134,583)   (78,793)   (20,187)   (4,638)   (7,829)   (25,202)     (44,427)       (5,533)
Income tax benefit.......         --          --     28,156      4,285     1,595        --         --           --            --
                           ---------   ---------   --------   --------   -------   -------   --------     --------       -------
Loss before extraordinary
  item...................   (211,561)   (134,583)   (50,637)   (15,902)   (3,043)   (7,829)   (25,202)    $(44,427)      $(5,533)
                                                                                                          ========       =======
  Extraordinary item.....         --          --     10,424         --        --        --         --
                           ---------   ---------   --------   --------   -------   -------   --------
        Net loss.........  $(211,561)  $(134,583)  $(61,061)  $(15,902)  $(3,043)  $(7,829)  $(25,202)
                           =========   =========   ========   ========   =======   =======   ========
Loss per basic and
  diluted share
  Loss before
    extraordinary item...  $  (10.72)  $   (6.85)  $  (2.74)  $  (1.34)  $ (0.30)  $ (0.40)  $  (1.28)    $  (4.44)      $ (0.55)
                                                                                                          ========       =======
  Extraordinary item.....         --          --      (0.57)        --        --        --         --
                           ---------   ---------   --------   --------   -------   -------   --------
        Net loss per
          share(5).......  $  (10.72)  $   (6.85)  $  (3.31)  $  (1.34)  $ (0.30)  $ (0.40)  $  (1.28)
                           =========   =========   ========   ========   =======   =======   ========

                                                                                                              THREE MONTHS
                                                                    YEAR ENDED DECEMBER 31,                  ENDED MARCH 31,
                                                      ---------------------------------------------------   -----------------
                                                       1998       1997       1996       1995       1994      1999      1998
                                                      -------   --------   --------   --------   --------   -------   -------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OTHER DATA:
EBITDA(6)...........................................  $ 1,832   $ (3,059)  $ (7,673)  $ (1,480)  $ (2,716)  $   331   $   658
Net cash provided by (used in) operating
  activities........................................   (8,377)   (41,646)   (22,754)    (6,474)       711       (98)    1,536
Net cash provided by (used in) investing
  activities........................................   (2,038)     6,826    (34,169)   (96,703)   (46,500)   (2,412)   (3,024)
Net cash provided by (used in) financing
  activities........................................   (1,730)    (1,955)   113,376    114,334     56,960      (576)     (356)
Capital Expenditures................................   13,473     29,712     95,680     46,034     15,769     2,550     3,024

                                                                AS OF DECEMBER 31,                         MARCH 31, 1999
                                               ----------------------------------------------------   ------------------------
                                                 1998        1997       1996       1995      1994      ACTUAL     PRO FORMA(1)
                                               ---------   --------   --------   --------   -------   ---------   ------------
BALANCE SHEET DATA:
Cash and cash equivalents....................  $  30,676   $ 42,821   $ 79,596   $ 23,143   $11,986   $  27,590     $ 27,590
Restricted assets............................      1,011     10,333     30,007     18,739        --       1,011        1,011
System and equipment, net....................     61,037    122,653    145,797     60,649    16,765      59,513       56,596
License and leased license investment, net...     79,703    123,369    129,725     60,421    16,740      78,088       78,088
        Total assets.........................    186,032    372,134    515,364    205,405    77,921     180,517      176,652
Long-term debt, including current portion....     16,277    308,196    303,538    141,652    40,506      15,701       15,701
Liabilities subject to compromise(4).........    322,781         --         --         --        --     322,781           --
        Total stockholders' equity
          (deficit)..........................   (165,090)    46,408    180,847     51,688    30,081    (172,919)     145,997

---------------

(1) See Unaudited Pro Forma Condensed Consolidated Financial Information and the notes thereto appearing elsewhere in this prospectus.

(2) Nucentrix changed its useful lives for depreciating the nonrecoverable portion of subscriber installation costs in 1997 and 1996, and for amortizing license and leased license costs and excess of cost over fair value of net assets acquired in 1996. See Notes 1(g), 1(h) and 1(i) to the consolidated financial statements.

(3) During the second and third quarters of 1998, in accordance with SFAS No. 121, we wrote down channel licenses and leases, systems and equipment and other long-lived assets to estimated fair value, which resulted in a non-cash impairment charge of $105.8 million. See Note 3 to the consolidated financial statements.

(4) We filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code on December 4, 1998. Our plan of reorganization was confirmed on March 15, 1999, and became effective on April 1, 1999. Accordingly, we have reclassified our Old Senior Notes and Old Convertible Notes, which were subject to compromise in the reorganization, to "Liabilities Subject to Compromise" at December 31, 1998, and March 31, 1999. See Note 8 to the consolidated financial statements. Expenses related to our reorganization, such as professional fees and administrative expenses, are classified as "Reorganization costs."

(5) Loss per basic and dilutive common share for each period presented has been calculated using the provisions of SFAS No. 128, "Earnings per Share," which is effective for periods ending after December 15, 1997, and requires restatement of all prior period loss per share data. See Note 1(n) to the consolidated financial statements.

(6) "EBITDA" represents earnings before interest, taxes, depreciation and amortization. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness. However, EBITDA is not a financial measure determined under generally accepted accounting principles and should not be considered as an alternative to net income as a measure of operating results or to cash flows as a measure of funds available for discretionary or other liquidity purposes. EBITDA may be calculated differently from company to company.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

     Our business strategy is to provide wireless broadband network services using our high-capacity radio spectrum in medium and small markets. We presently offer high-speed Internet access in two of our 87 markets. We launched our first Internet market, Sherman-Denison, Texas, in June 1998 followed by our second market, Austin, Texas, in May 1999. These two Internet markets have not yet had a material impact on our historical results of operations.

     Historically, we have used our spectrum to provide subscription television services. Our business strategy contemplates moderate growth of this business, with any resulting operating cash flow being used to help fund our expansion of wireless broadband network services. Our historical results are not necessarily indicative of our future results as we implement our business strategy as described in "Business -- Business Strategy."

     Reorganization. On April 1, 1999, we consummated a plan of reorganization to convert, among other things, approximately $325 million of senior and subordinated debt and accrued interest into common stock. See "Reorganization."

     Revenues. Our revenues currently consist primarily of monthly fees paid by wireless cable subscribers for basic programming, premium programming equipment, rental and other miscellaneous fees. Unless the context requires otherwise, all references to "subscribers" or "systems" are to our wireless cable subscribers and systems.

     System Operations Expenses. System operations expenses include wireless cable programming costs, channel lease payments, labor and overhead, costs of service calls and churn, transmitter site and tower rentals and certain repairs and maintenance expenditures. Programming costs, with the exception of minimum payments, and channel lease payments, with the exception of certain fixed payments, are variable expenses based on the number of subscribers.

     Depreciation and Amortization Expense. Depreciation and amortization expense includes depreciation of systems and equipment, amortization of license and leased license investment and amortization of the excess of cost over fair value of net assets acquired. Our policy is to capitalize the excess of direct costs of subscriber installations over installation fees. These direct costs include reception materials and equipment on subscriber premises and installation labor and, prior to 1998, certain overhead charges and direct commissions. These direct costs are capitalized as systems and equipment in the condensed consolidated balance sheet included elsewhere in this prospectus.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 1999, COMPARED TO THE THREE MONTHS ENDED MARCH 31, 1998

     Revenues. Our revenues for the first quarter of 1999 were $18.1 million, compared to $19.1 million for the first quarter of 1998. At March 31, 1999, we had approximately 157,000 subscribers, compared to approximately 175,000 subscribers at March 31, 1998. Although we believe we continue to attract a higher quality of subscribers, the number of subscribers has declined since the first quarter of 1998 due to (1) stricter credit policies, (2) slower than anticipated sales force hirings, (3) the delayed launch of our DIRECTV offerings, and (4) changes in the conversion rate used to calculate MDU subscribers. However, average monthly recurring revenue per subscriber increased to $35.49 in the first quarter of 1999 from $33.47 in the first quarter of 1998. This is due to:

     - a greater percentage of our subscribers purchasing premium packages at higher average subscription rates as lower priced packages are replaced with upgraded offerings, and

     - the price increase implemented November 1, 1998. This was our first system-wide price increase for our subscription television service offerings, and was implemented to partially offset our increased programming costs.

     System Operations Expense. System operations expense for the first quarter of 1999 was $8.6 million, or 47.5% of revenues, compared to $9.3 million, or 48.8% of revenues, for the first quarter of 1998. The decrease in system operations expense was primarily due to lower programming costs and lower service call expense as a result of fewer subscribers. In addition, disconnect expense was reduced as average monthly churn decreased to 2.9% in the first quarter of 1999 from 3.5% in the first quarter of 1998. Service call expense as a percentage of revenues decreased to 3.6% in 1999 from 4.6% in the prior period.

     Selling, General and Administrative Expense. Selling, general and administrative expense for the first quarter of 1999 increased to $9.2 million from $9.1 million for the first quarter of 1998. As a percentage of revenues, selling, general and administrative expense was 50.6% in the first quarter of 1999, compared to 47.8% for the first quarter of 1998, due primarily to lower revenues in 1999 combined with increased expenditures for start-up marketing of our Internet services.

     Depreciation and Amortization. Depreciation and amortization expense was $6.0 million for the first quarter of 1999, compared to $11.3 million for the first quarter of 1998. The decrease in depreciation and amortization expense was due to a write down of the related assets to estimated fair market value during 1998 in accordance with Statement of Financial Accounting Standards No. 121.

     Operating Loss. We generated operating losses of $5.6 million for the first quarter of 1999, compared to $10.6 million for the first quarter of 1998. This improvement was primarily due to lower depreciation and amortization resulting from the write down of assets to fair market value in 1998 and lower total programming, service call and disconnect expense.

     Interest Income. Interest income was $423,000 during the first quarter of 1999, compared to $816,000 for the first quarter of 1998. The decrease in interest income was due to higher interest earnings in the first quarter of 1998 on larger escrowed balances segregated for the payment of interest on the Old Senior Notes and higher average cash bank balances.

     Interest Expense. Interest expense was $321,000 during the first quarter of 1999, compared to $10.0 million during the first quarter of 1998. Interest expense decreased in 1999 because we discontinued the accrual of interest and the amortization of deferred debt issuance costs on our Old Senior Notes and Old Convertible Notes upon filing the voluntary petition under Chapter 11 of the U.S. Bankruptcy Code on December 4, 1998. See "Reorganization." If interest had continued to be accrued, total interest expense would have been $12.6 million for the three months ended March 31, 1999.

     Equity in Losses of Affiliates. We had equity in losses of affiliates of $5.4 million for the first quarter of 1998 and zero during the first quarter of 1999. During the quarter ended March 31, 1998, we owned approximately 20% of the outstanding common stock of Wireless One, Inc. and approximately 36% of the outstanding common stock of CS Wireless Systems, Inc. Losses recorded for Wireless One in November 1997 reduced our investment balance to zero. During the second quarter of 1998, we wrote off $6.8 million of our excess cost in CS Wireless and then we wrote off our remaining investment balance of $11.7 million during the third quarter of 1998 based on losses incurred by CS Wireless. In December 1998, we sold our 36% equity interest in CS Wireless to CAI Wireless Systems, Inc. Accordingly, no losses from affiliates were recorded in the first quarter of 1999. See "Business -- Recent Transactions."

     Reorganization Costs. During the first quarter of 1999 we incurred $2.3 million in expenses related to our reorganization under Chapter 11 of the U.S. Bankruptcy Code. These costs were for financial and legal advisors, accountants and administrative costs. See "Reorganization."

     Net Loss. We have recorded net losses since our inception. We incurred net losses of $7.8 million, or $.40 per basic and diluted common share, during the first quarter of 1999, compared to $25.2 million, or $1.28 per basic and diluted common share, during the first quarter of 1998.

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 1998

     Revenues. Our revenues were $74.0 million in 1998, $78.8 million in 1997 and $56.0 million in 1996, representing a 6% decrease in 1998 from 1997 and a 41% increase in 1997 from 1996. The decrease in revenues in 1998 was due primarily to a decrease in average subscribers from 184,000 in 1997 to 170,000 in 1998. This decline in subscribers resulted from:

     - stricter credit policies for approving new customers which, although contributing to a decline in revenues, reduced churn and bad debt expense,

     - slower than anticipated sales force hirings,

     - the delayed launch of our marketing plan for our combined DIRECTV offerings until the third quarter of 1998,

     - an increase as of January 1, 1998, and November 1, 1998, in our equivalent basic unit or "EBU" conversion rate for calculating MDU subscribers, and

     - the transfer of one operating system, and its associated revenues, to CS Wireless in December 1997.

     Although total revenues and subscribers decreased from 1997 to 1998, average monthly recurring revenue per subscriber increased to $33.95 in 1998, from $33.52 in 1997 and $30.22 in 1996. This was due to a greater percentage of our subscribers purchasing premium packages and pay-per-view services at higher average subscription rates as lower-priced wireless cable packages were replaced with upgraded offerings. At December 31, 1998, we had approximately 160,000 subscribers compared with approximately 187,000 at December 31, 1997, and approximately 181,000 at December 31, 1996. We had 57 operating systems at December 31, 1998, compared to 58 at December 31, 1997, and 54 at December 31, 1996.

     The increase in revenues in 1997 from 1996 was primarily due to the acquisition or launch of 20 net new operating systems during 1996, which had a full year of operating results in 1997. We also were able to add and retain subscribers at overall higher subscription rates, and we received increased revenues for premium services from customers retained after the expiration of certain free-service promotions.

     System Operations Expense. System operations expenses were $35.8 million, $39.6 million and $21.3 million for the years ended December 31, 1998, 1997 and 1996, respectively. As a percentage of revenues, system operations expenses were 48% in 1998, 50% in 1997 and 38% in 1996. The decrease in system operations expense in 1998 from 1997 was due primarily to lower programming costs as a percent of revenues as more subscribers migrated to our combination DIRECTV/MMDS offering which has lower programming costs or to our DIRECTV-only offering which has no programming costs. This decrease was slightly offset by programming rate increases from certain providers. In addition, compared to 1998, we experienced higher service call and disconnect expense during 1997 due to:

     - installation corrections at certain subscriber households,

     - recovery of equipment from disconnected subscribers, and

     - higher churn in 1997.

     System operations expenses increased in 1997 from 1996 due primarily to:

     - increased programming costs resulting from expanded channel offerings in certain markets,

     - the promotion of special programming packages which carried lower margins than our basic programming package,

     - higher overall programming rates,

     - increased service call expense related to installation corrections, and

     - a significant increase in labor and overhead expense related to our attempts to recover equipment from disconnected subscribers.

     Selling, General and Administrative Expense. Selling, general and administrative expense was $36.4 million in 1998, $42.3 million in 1997 and $42.4 million in 1996. As a percent of revenues, selling, general and administrative expense was 49% for 1998, 54% for 1997 and 76% for 1996. The decrease in selling, general and administrative expense since 1996 was due to:

     - lower bad debt expense resulting from improved credit screening and collections procedures, and

     - labor savings and efficiencies realized from field operational improvements and consolidation of management and staff in certain markets.

     Depreciation and Amortization. Depreciation and amortization expense was $39.6 million in 1998, $65.1 million in 1997 and $39.3 million in 1996. The substantially higher depreciation and amortization expense in 1997 compared to 1996 and 1998 is partially due to a nonrecurring charge to depreciation expense of $9.0 million during the third quarter of 1997. This charge was comprised of three components:

     - $6.1 million related to the third quarter 1997 write-off of equipment not recovered from subscriber homes,

     - $1.7 million related to the write-off of obsolete subscriber equipment that was not available for future use, and

     - $1.2 million related to the effects of a reduction in the estimated useful life of the nonrecoverable portion of subscriber installation costs from four years in 1996 to three years in the third quarter of 1997.

     Depreciation and amortization expense also increased in 1997 from 1996 as we began amortizing the cost of the BTAs that were acquired in December 1996.

     In addition to the reasons outlined above, depreciation and amortization decreased in 1998 compared to 1997 as the carrying value of certain assets were reduced by:

     - an impairment charge of $17.7 million to writedown the carrying value of our undeveloped licenses to estimated fair market value during the second quarter of 1998,

     - an impairment charge of $6.8 million to reduce our excess basis in our 36% equity interest in CS Wireless during the second quarter of 1998,

     - an impairment charge of $18.9 million to write down the carrying value of our operating licenses and leased license investments to estimated fair market value during the third quarter of 1998,

     - an impairment charge of $44.5 million to write down the carrying value of our systems and equipment to estimated fair market value during the third quarter of 1998, and

     - an impairment charge of $24.7 million to write down the carrying value of our excess of cost over fair value to estimated fair market value during the third quarter of 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations for the Three Years Ended December 31, 1998 -- Impairment of Long-Lived Assets" below.

     The amortization periods related to the nonrecoverable portion of installation costs for new subscribers over the periods presented reflect our best estimates of the expected useful lives of such costs at the time of implementation. Our original estimate of six years was based in part on the assumption that a primarily rural operating strategy could contribute to subscription terms that were significantly higher than the hard-wire industry, because of a perceived higher degree of stability, lower amounts of transiency and less competition for multichannel video programming alternatives in a rural subscriber base. In the fourth quarter of 1996, we reassessed our policy and determined, in light of increased disconnect rates in 1996, to reduce our estimate of useful lives to four years. In the third quarter of 1997, we again reassessed our estimate of useful lives and reduced our estimate to three years. We based this reduction primarily on cumulative results of operation through September 30, 1997, that indicated a lower than anticipated retention rate of subscribers in markets where we offered 20 channels or less and in markets where prior promotional campaigns had begun to expire. A three-year useful life is the equivalent of a 2.8% churn rate. We currently believe that a consolidated monthly churn rate of 2.8% to 3.0% can be achieved and maintained in our existing markets.

     Impairment of Long-Lived Assets. We continually review components of our business for possible impairment of assets based on, among other things, changes in technology, competition, consumer habits and business climate. We adopted SFAS No. 121 effective January 1, 1996. SFAS No. 121 addresses the accounting for impairment of long-lived assets to be disposed of and certain identifiable intangibles and goodwill related to those assets, provides guidelines for recognizing and measuring impairment losses, and requires that the carrying amount of impaired assets be reduced to estimated fair value.

     During the second quarter of 1998, we reviewed the assets associated with certain undeveloped markets including certain of the markets listed in the table in "Business -- Existing and Unconstructed Markets."

     - cash flows from operations would not be adequate to fund the capital outlay required to build out such markets, and

     - because of our default on our interest payment on the 13% Old Senior Notes in the second quarter of 1998, outside financing for the build-out of these markets was not readily available prior to the consummation of a financial restructuring.

     Therefore, in accordance with SFAS No. 121, the channel licenses and leases in these undeveloped markets were individually evaluated and written down to estimated fair value, resulting in a non-cash impairment charge of $17.7 million in the second quarter of 1998.

     Throughout the second and third quarters of 1998, we analyzed various recapitalization and restructuring alternatives with the assistance of our financial advisors, Wasserstein Perella and Co., Inc., including consensual, out-of-court alternatives. In October 1998, we announced that we intended to pursue a prenegotiated plan of reorganization by filing a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code. This event caused us to evaluate all of our long-lived assets for impairment, according to the requirements of SFAS No. 121 and to write those assets down to fair market value. We retained the services of another third party to assist in performing the allocation of fair market value. This resulted in a non-cash impairment charge of $88.1 million for the third quarter of 1998. The impairment included write-downs of systems and equipment in the amount of $44.5 million, license and leased license investment in the amount of $18.9 million and the excess of cost over fair value in the amount of $24.7 million.

     Operating Loss. We generated operating losses of $143.5 million, $68.2 million and $47.0 million for the years ended December 31, 1998, 1997 and 1996, respectively.

     Interest Income. Interest income was $2.7 million in 1998, $5.5 million in 1997 and $3.8 million in 1996. The increase in interest income from 1996 to 1997 was due to higher interest earned on notes receivable and average cash and cash equivalents subsequent to the receipt of approximately $53.3 million in cash related to the formation of CS Wireless in February 1996 and the issuance of $125.0 million of the Old 14% Notes in December 1996.

     Interest income decreased from 1997 to 1998 due to higher interest earnings during 1997 on larger escrowed balances segregated for the payment of interest on the Old Senior Notes and higher interest earnings on a note receivable that was partially repaid during the second and third quarters of 1997.

     Interest Expense. We incurred interest expense of $37.1 million in 1998, $39.9 million in 1997 and $22.0 million in 1996. The increase in interest expense from 1996 to 1997 was due to increases in

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

borrowed funds. Average borrowings increased from $176.0 million during 1996 to $307.0 million during 1997. Interest expense during the periods presented consisted primarily of:

     - non-cash interest related to the Old Convertible Notes,

     - interest on our Old 13% Notes issued March 1995,

     - interest on our Old 14% Notes issued December 1996,

     - interest related to a short-term senior secured credit facility repaid in December 1996, and

     - interest on debt incurred in conjunction with the BTA auction.

The slight decrease in interest expense from 1997 to 1998 resulted from our filing of a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code on December 4, 1998, at which time interest ceased to accrue on the impaired debt (the Old Convertible Notes and the Old Senior Notes). See "Reorganization." If interest had continued to be accrued, total interest expense would have been $39.9 million for the year ended December 31, 1998.

     Equity in Losses of Affiliates. During 1996, 1997 and part of 1998, we owned approximately 36% of the outstanding common stock of CS Wireless, which we acquired on February 23, 1996, and 20% of the outstanding common stock of Wireless One, which we acquired in October 1995. We had equity in losses of affiliates of $30.3 million in 1998, $32.0 million in 1997 and $18.6 million in 1996. The increase in losses from affiliates from 1996 to 1997 reflects actual higher net losses incurred by CS Wireless and Wireless One during 1997. Losses recorded for Wireless One reduced our investment balance to zero in November 1997. During the second quarter of 1998 we wrote off $6.8 million of our excess basis in CS Wireless, and during the third quarter of 1998 we wrote off $11.7 million of our remaining investment in CS Wireless after learning in the third quarter of 1998 that CS Wireless had recorded an asset impairment charge on its financial statements of $46 million related to goodwill. In December 1998 we sold our 36% equity interest in CS Wireless to CAI Wireless. See
"Business -- Recent Transactions."

     Income Tax Benefit. At December 31, 1998, we had an estimated $324 million net operating loss carry forward for income tax purposes. No income tax benefit was recorded for the years ended December 31, 1997 and 1998. As discussed more fully in Note 11 of the notes to the consolidated financial statements, we recognized income tax benefits related to our losses before income taxes and extraordinary items of $28.2 million for 1996.

     Reorganization Costs. During 1998, we incurred $3.3 million in expenses related to our plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code. See "Reorganization." These costs are for services of financial and legal advisors, accountants and other consultants as well as printing and mailing costs for documents relating to the plan of reorganization.

     Extraordinary Item. In December 1996, we recognized an extraordinary loss of $11.5 million, net of tax of $1.1 million. This extraordinary loss resulted from a substantive modification of the terms of the Old 13% Notes upon the issuance of the Old 14% Notes. For financial reporting purposes, the Old 13% Notes were treated as extinguished and reissued at their fair market value upon the sale of the Old 14% Notes. The extraordinary loss is comprised of the associated write-off of $5.3 million debt issuance costs related to the Old 13% Notes, the consent payments of $6.9 million, the decrease in the Old 13% Notes by $1.1 million to reflect their estimated fair value and other costs of $400,000.

     Net Loss. We have recorded net losses since our inception. We incurred net losses of $211.6 million, or $10.72 per basic and diluted common share, during 1998, $134.6 million or $6.85 per basic and diluted common share, during 1997 and $61.1 million, or $3.31 per basic and diluted common share, during 1996.

EBITDA

     EBITDA, or earnings before interest, taxes, depreciation and amortization, is widely used by analysts, investors and other interested parties in the Internet, cable television and telecommunication industries.

EBITDA is also widely accepted as a financial indicator of a company's ability to incur and service indebtedness. EBITDA is not a financial measure determined by generally accepted accounting principles and should not be considered an alternative to net income as a measure of operating results or to cash flows as a measure of funds available for discretionary or other liquidity purposes. EBITDA may not be comparably calculated from one company to another.

     System EBITDA refers to net income (loss) plus net interest expense, income tax expense, depreciation and amortization expense and all other non-cash charges, less any non-cash items which have the effect of increasing net income or decreasing net loss, for a system. System EBITDA includes all selling, general and administrative expenses attributable to employees employed in that system and, to more accurately reflect operations at the system level, we also allocate to each operating system expenses related to billing, collections, telemarketing, our call center and information systems.

     Although we have recorded net losses of $434.5 million since inception, 53 operating systems achieved positive System EBITDA for the three months ended March 31, 1999, and 48 operating systems achieved positive System EBITDA for the year ended December 31, 1998. Our remaining systems did not achieve positive System EBITDA for the three months ended March 31, 1999, or the year ended December 31, 1998, primarily as a result of the lower number of channels offered by such systems, insufficient line of sight households and high fixed channel lease payment requirements in relation to the number of subscribers in such markets.

     EBITDA was $331,000 for the first quarter of 1999 compared to $658,000 for the first quarter of 1998. The decline in EBITDA in 1999 was due to lower revenues resulting from fewer subscribers, slightly offset by lower programming costs. EBITDA was $1.8 million for 1998, negative $3.1 million for 1997 and negative $7.7 million in 1996. Despite the decreases in revenues from 1997 to 1998 resulting from fewer subscribers, EBITDA increased due primarily to operational improvements and efficiencies in our operating markets and lower total programming costs as a percent of revenue, as more wireless cable subscribers migrated to our DIRECTV offering. Bad debt expense decreased from $3.5 million in 1997 to $1.7 million in 1998 and our monthly churn rate decreased from 4.6% in 1997 to 3.6% in 1998. This improvement is attributed to a higher quality subscriber base resulting from improved credit screening and collection procedures.

     The improvement in EBITDA from 1996 to 1997 resulted from a 41% growth in revenues combined with lower corporate overhead. EBITDA consistently increased during 1997, improving from negative $2.6 million in the second quarter, to negative $798,000 in the third quarter to a positive $279,000 in the fourth quarter. We attributed this increase in EBITDA to operational improvements implemented during 1997 as well as cost savings and efficiencies through consolidation of management and staff in certain markets and reductions in executive and corporate staff. In addition, bad debt expense decreased from $7.3 million in 1996 to $3.5 million in 1997, primarily as a result of improved credit screening procedures and collection policies. We believe that these improvements resulted in a higher quality subscriber base at year-end. Our monthly churn rate decreased from 9.6% for the year ended December 31, 1996, including the year-end subscriber write-off and change in methodology for reporting MDU subscribers, to 4.6% for the year ended December 31, 1997. Excluding the 1996 year-end subscriber write-off and methodology change, our average monthly churn for 1996 was 4.1%. The increase in overall churn in 1997 is primarily attributable to the enforcement of more aggressive collections and disconnect procedures during 1997.

BALANCE SHEET AS OF DECEMBER 31, 1998, COMPARED TO THE BALANCE SHEET AS OF DECEMBER 31, 1997

     Investment in Affiliates. As discussed above, we wrote off $18.5 million of our investment in CS Wireless during the second and third quarters of 1998, including $6.8 million of goodwill representing our basis in excess of its equity in the net assets of CS Wireless, and $11.7 million of our share of asset impairment charges recorded by CS Wireless, thus reducing its investment balance to zero. In December 1998, we sold our investment in CS Wireless to CAI Wireless. See "Business -- Recent Transactions," and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations for the Three Years Ended December 31, 1998 -- Equity in Losses of Affiliates."

     Long-Lived Assets (Systems and Equipment, License and Leased License Investment and Excess of Cost Over Fair Value of Net Assets Acquired). As previously discussed, in accordance with the requirements of SFAS No. 121, we evaluated all of our long-lived assets for impairment during the second and third quarters of 1998. Based upon the results of a fair market valuation performed by a third party, we recorded non-cash impairment charges of $105.8 million during 1998. The impairments included write-downs of systems and equipment ($44.5 million), license and leased license investment ($36.6 million) and the excess of cost over fair value of net assets acquired ($24.7 million).

CHANGES IN METHOD FOR REPORTING SUBSCRIBERS

     Periodically, we may implement price increases or create new program offerings that upgrade our basic program price structure. Upon such occurrence we also may update our methodology for reporting subscribers in MDUs who are billed in bulk to the MDU owner. These "bulk" MDU subscribers are converted to SFU subscribers for reporting purposes using an equivalent basic unit ("EBU") rate that corresponds to our most utilized current pricing tier for basic programming for SFU subscribers. This rate is divided into the total revenue from bulk subscribers to get an "equivalent" number of subscribers for reporting purposes. Consequently, when this rate is increased, the number of equivalent subscribers will change and normally decrease. The following EBU rate revisions occurred during the periods presented herein:

     - at December 31, 1996, our EBU rate of $9.05 was increased to $17.95. This resulted in a decrease of 26,300 reported subscribers,

     - effective March 31, 1998, our EBU rate was increased to $24.99, resulting in a decrease of approximately 4,000 reported subscriber, and

     - on November 1, 1998, in conjunction with our first system-wide price increase, the EBU rate was increased to $26.99, resulting in a decrease of approximately 600 reported subscribers.

LIQUIDITY AND CAPITAL RESOURCES

     The wireless broadband network business is capital-intensive. Since inception, we have spent funds to lease or otherwise acquire MMDS channel rights in various markets and operating systems, to construct operating systems and to finance initial system operating losses. Our primary sources of capital have been subscription fees, debt financing, the sale of common stock and the sale of MMDS channel rights that were not essential to our business strategy. The recent approval by the FCC of the use of MMDS spectrum for digital two-way communications services allows us to use our spectrum to provide wireless broadband services such as high-speed Internet access services, VOIP and wireless local loop services. The growth of our business by using our spectrum to provide two-way communications services will require substantial investment in capital expenditures for the development and launch of wireless broadband services. See "Management's Discussion on Financial Condition and Results of Operations -- Future Cash Requirements," "Business -- Business Strategy" and "Business -- Government Regulation."

     We used cash in operations of $98,000 during the first quarter of 1999, compared to cash provided by operations of $1.5 million during the first quarter of 1998. This was due primarily to lower revenues resulting from fewer subscribers, slightly offset by lower programming costs. Cash used in operations was $8.4 million in 1998, $41.6 million in 1997 and $22.8 million in 1996. The reduction in cash used in operations in 1998 compared to 1997 was primarily due to:

     - nonpayment in 1998 of accrued interest on the Old Senior Notes,

     - lower programming costs as a result of fewer subscribers,

     - improved subscriber receivable collection experience, and

     - labor savings and efficiencies at the market level.

These reductions in cash were partially offset by lower revenues.
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

     The increase in cash used by operations in 1997 compared to 1996 was primarily due to increased systems operations expense due to increased subscribers and interest expense, partially offset by a 41% increase in revenues.

     Cash used in investing activities decreased to $2.4 million during the first quarter of 1999 from $3.0 million during the same period in 1998. This decrease was due primarily to lower capital expenditures resulting from fewer subscriber installs in the first quarter of 1999, combined with lower equipment purchases in 1998 related to channel construction in certain markets. Cash used in investing activities was $2.0 million in 1998 and $34.2 million in 1996. Cash provided by investing activities was $6.8 million in 1997. Cash provided by/used in investing activities principally relates to the construction of additional operating systems, the acquisition and installation of subscriber equipment, the upgrade of transmission equipment in certain markets and the acquisition of wireless cable channel rights and operating systems, partially offset by the sale of wireless cable channel rights that are not a part of our strategic plan. During 1998 cash used by investing activities included the sale of debt securities held in our escrow account for payment of interest on the Old 14% Notes, the sale of our equity interest in CS Wireless for $1.5 million, purchases of subscriber equipment, the upgrade of transmission equipment and purchases of new equipment for additional channels authorized by the FCC in certain markets. During 1997, investing activities included receipt of approximately $15.0 million in cash for payment on a note receivable from CS Wireless, $3.5 million in cash from the sale of a partial interest in our investment in a Mexican wireless cable company, sales of debt securities totaling $19.9 million, and the acquisition of two operating systems in Oklahoma for $1.6 million.

     Our purchases of systems and equipment decreased from 1996 to 1997 due to
(1) the launch of 16 systems during 1996 compared to two systems in 1997, (2) our acquisition of the Champaign, Illinois and Gainesville, Texas operating systems and (3) payments related to the BTA auction and out-of-pocket expenses related to the acquisition of the businesses of CableMaxx, Inc. and American Wireless Systems, Inc., assets of Fort Worth Wireless Cable TV Associates, Wireless Cable T.V. Associates #38 and certain of the wireless cable television assets of Three Sixty Corp., formerly Technivision, Inc. (collectively, the "CableMaxx Acquisitions"). These uses of cash were partially offset by the receipt of approximately $58.3 million in cash from CS Wireless in connection with our contribution of wireless cable assets to CS Wireless, and sale of wireless cable channel rights in Tennessee, California, Texas, Illinois and Georgia for total proceeds of approximately $23.8 million.

     Net cash used in financing activities was $576,000 during the first quarter of 1999 and $356,000 in the first quarter of 1998. This increase was due to the commencement of quarterly principal payments on our $15.1 million in debt incurred in connection with the acquisition of BTAs beginning in the fourth quarter of 1998. Net cash used in financing activities was $1.7 million in 1998 and $2.0 million in 1997. Net cash provided by financing activities was $113.4 million in 1996. Cash used during 1998 and 1997 was primarily for principal payments on obligations related to capital leases and various prior period cable system acquisitions. As discussed more fully in Notes 7 and 9 of the notes to the consolidated financial statements, cash provided by financing activities during 1996 includes the net proceeds from the sale of $125 million of the Old 14% Notes and $15.0 million of the Old 13% Notes, partially offset by payments on long-term debt assumed in the CableMaxx Acquisitions and the repayment of certain short-term borrowings.

     At May 31, 1999, we had approximately $25.0 million of unrestricted cash and cash equivalents and $1.0 million in restricted cash representing collateral securing various outstanding letters of credit to certain of our vendors.

FUTURE CASH REQUIREMENTS

     Our goal is to become a leading provider of wireless broadband network services in our markets. To implement our business strategy we intend to:

     - launch high-speed Internet access service to medium-sized and small businesses in 18 additional markets by the summer of 2001,
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

     - offer telephony services, including VOIP and wireless local loop services,

     - increase our geographic scope for wireless broadband network services by acquisitions or business combinations, and

     - maintain or moderately grow the subscriber base in our wireless cable business, which coupled with anticipated improvements in operating costs would provide revenues sufficient to cover substantially all operating costs of this business (excluding certain unallocated corporate overhead) while we develop and expand other wireless broadband businesses.

     We estimate that a launch of a new wireless broadband network system providing high-speed Internet access in a typical non-operating market will involve the initial expenditure of approximately $450,000 to $600,000 for base station equipment depending upon the type and sophistication of the equipment, assuming that we are able to lease transmission tower space rather than constructing a new tower. We believe that incremental base station costs to launch an Internet service in one of our existing systems will be $200,000 to $400,000. In addition, incremental costs of approximately $1,100 per business Internet subscriber, which will be partially offset by installation and/or other up-front charges to the customer, for equipment, labor, overhead charges as well as direct commission expenses are required. Other launch costs include the cost of securing adequate space for marketing facilities, as well as costs related to employees. As a result of these costs, operating losses are likely to be incurred by a system during the start-up period.

     Despite our efforts to conserve capital and the improvement we achieved in EBITDA during the second half of 1997 and 1998, excluding reorganization costs, we do not expect to generate sufficient cash flow to fully implement our business strategy without raising additional capital. Accordingly, the growth of our revenue base and the implementation of our business strategy is subject to and dependent upon obtaining additional capital on acceptable terms and conditions in a timely manner. Options for obtaining such capital include the sale or exchange of debt or equity securities, borrowings under secured or unsecured loan arrangements and sales of assets including MMDS subscription systems and channel rights.

     We cannot assure you that we will be able to obtain capital in a timely manner and on satisfactory terms that will be sufficient to implement our business strategy and grow our revenue base. If we are required to seek additional sources of capital, we cannot assure you that we will be able to obtain capital in a timely manner and on satisfactory terms that will be sufficient to implement our business strategy and grow our revenue base. If we are unable to obtain financing in a timely manner and on acceptable terms, we have developed and intend to fully implement a plan that would allow us to continue operating in the normal course of business at least into 2000. More specifically, this plan would include delaying, reducing or eliminating the launch of new broadband network systems, including high-speed Internet access systems and reducing or eliminating other discretionary expenditures. See "Risk Factors."

EFFECTS OF REORGANIZATION

     Our company and certain of our subsidiaries file a consolidated federal income tax return. Subsidiaries in which we own less than 80% of the voting stock will file separate federal income tax returns. We have had no material state or federal income tax expense since inception. As of December 31, 1998, we had approximately $324 million in net operating losses for U.S. federal income tax purposes, expiring in years 2013 through 2018. We estimate that approximately $38.0 million of the above losses relate to various acquisitions and as such are subject to certain limitations.

     Although the impact of the reorganization on various federal tax attributes has not been fully determined, some portion of our net operating loss carry forwards likely will be reduced and may be completely eliminated pursuant to our bankruptcy discharge. Furthermore, the deductibility of net operating loss carry forwards arising before the Effective Date of the plan of reorganization will be limited by the product of the long-term tax exempt rate times our fair market value after discharge of debt.

     We adopted Fresh Start Reporting on the April 1, 1999, Effective Date of our reorganization in accordance with American Institute of Certified Public Accountants Statement of Position 90-7. Fresh

Start Reporting resulted in a new reporting entity with assets and liabilities adjusted to fair value and beginning retained earnings set to zero. Liabilities subject to compromise also were adjusted to zero in the debt discharge portion of the Fresh Start Reporting entry. In addition, on the Effective Date our outstanding common stock was canceled and newly issued shares of common stock distributed to certain creditors in satisfaction of their claims against us. See our unaudited pro forma condensed consolidated balance sheet as of March 31, 1999, on page F-3.

THE YEAR 2000

     We have established an employee team to identify and correct Year 2000 compliance issues. Information technology ("IT") systems with non-compliant code are expected to be identified and modified or replaced with systems that are Year 2000 compliant. Similar actions are being taken with respect to non-IT systems, primarily systems embedded in office, communications and other facilities. Progress of our team's efforts is being monitored by our senior management and periodically is reported to the audit committee of our Board of Directors.

     We recognize the need to remediate and test our mission-critical systems to ensure that individually the systems are Year 2000 compliant and that collectively they operate in a manner that ensures Year 2000 functionality.

     We evaluated our systems and have identified the following systems and functions as mission-critical:

     - Headend equipment/addressable systems, related to the receipt and transmission of programming and data,

     - Billing and collection systems, and

     - Telecommunications systems in our customer service facility.

     Headend Equipment/Addressable Systems. We have completed the evaluation of these systems and have identified certain features that are not Year 2000 compliant which are being remediated through software and hardware upgrades, including all hardware and software related to satellite relays, which have been represented by the suppliers of the upgrades to be Year 2000 compliant or, in the case of one supplier, a temporary remediation has been provided and tested. Upgrade installation is underway and testing is expected to be substantially complete in the third quarter of 1999.

     Billing and Collection Systems. We have verified Year 2000 compliance with our billing and collections software vendor and we are performing additional testing on this software, to be substantially complete in the third quarter of 1999.

     Telecommunications System in Customer Care Facility. We are upgrading our system software to be Year 2000 compliant and we have obtained documentation from the software supplier verifying Year 2000 compliance.

     Our failure to make mission-critical systems Year 2000 compliant by year-end 1999 could adversely affect our ability to service our customers and otherwise carry on our business. Although we expect that we will have identified and remediated any Year 2000 problems in our internal systems prior to the end of 1999, if any significant Year 2000 problems in our systems are not discovered or are not remediated in a timely manner, significant failures of these functions could occur and could have material adverse consequences for our operations. We believe, based on information currently available and the current status of our efforts to identify and correct Year 2000 problems, that the worst case scenarios that could affect our operations as a result of Year 2000 problems are an inability to:

     - transmit and receive data,

     - transmit and receive video programming, and

     - produce and send invoices.

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

     While we are working to test our own mission-critical systems for Year 2000 problems, we do not control the systems of our suppliers. We are seeking assurance from our suppliers regarding the Year 2000 readiness of their systems. We also plan to conduct interoperability testing (where practical) to determine whether our suppliers' systems will accurately provide our systems with date, data and functionality into and beyond the new millennium. We expect to complete our evaluation by August 31, 1999. Notwithstanding these measures, there is some risk that the interoperation of our systems with those of our suppliers may be affected by the Year 2000 date change. Any such impact could have a material adverse effect on our operations.

     We also may consummate acquisitions prior to the end of 1999. The extent of the Year 2000 problems associated with any acquired company and the cost and timing of remediation will be evaluated during and after completion of any acquisition process. However, we cannot assure you that the system of any acquired company will be fully Year 2000 compliant when acquired or will be capable of timely remediation.

     Our Year 2000 efforts are ongoing and our overall plan, as well as the consideration of contingency plans, will continue to evolve as new information becomes available. Having identified our mission-critical and business-critical systems of our key suppliers, and the associated risks of failure of those systems to be Year 2000 compliant, we are in the process of devising contingency plans which will be implemented if we determine that any of those systems will not be made Year 2000 compliant in a timely manner. We are considering alternative contingency plans that will be ready for implementation by the third quarter of 1999.

     We do not believe the costs related to our Year 2000 compliance project will be material to our financial condition or results of operations. We did not have any material expenditure prior to 1999 for Year 2000 compliance projects, and have budgeted approximately $175,000 for Year 2000 compliance initiatives during 1999, all of which has been spent or allocated for current projects. We believe that we will be able to achieve Year 2000 compliance of our IT and non-IT systems within our current budget. Costs and the date by which we plan to complete Year 2000 modifications are based on our current best estimates, which were derived using assumptions of future events including the current status of internal testing and remediation efforts, the continuing availability of Year 2000 software and hardware upgrades, third party compliance plans and other factors. Unanticipated failures by critical vendors, as well as the failure by us to execute our own identification and remediation efforts, could have a material adverse effect on the success and cost of the project, as well as its estimated completion date. As a result, there can be no assurance that these forward-looking results will be achieved, and the actual cost and effects on our operations and financial condition could differ materially from these estimates.

COMMITMENTS AND CONTINGENCIES

     Nucentrix is a co-defendant in one securities lawsuit. In addition, certain current and former directors, officers and/or employees of Nucentrix, to whom we may have indemnity obligations, are defendants in two purported securities class action lawsuits. These actions allege, among other things, various violations of federal and state securities laws. Nucentrix also is a party to three purported class action lawsuits alleging that Nucentrix overcharged its customers for administrative late fees. Nucentrix intends to vigorously defend the above matters. While it is not feasible to predict or determine the final outcome of these proceedings or to estimate the amounts or potential range of loss with respect to these matters, management believes that an adverse outcome in one or more of such proceedings which exceeds or otherwise is excluded from applicable insurance coverage could have a material adverse effect on the financial condition or results of operations of Nucentrix. See "Business -- Legal Proceedings."

INFLATION

     We do not believe that inflation has had or is likely to have any significant impact on our operations. We believe that we will be able to increase subscriber rates, if necessary, to keep pace with inflationary increases in costs.

RECENTLY ISSUED ACCOUNTING PRINCIPLES

     On January 1, 1998, we adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. This Statement requires changes in disclosure only and it does not affect results of operations or financial position. Comprehensive income (loss) for the years ended December 31, 1998, 1997 and 1996, and for the three-month periods ended March 31, 1999 and 1998, is equal to net income (loss) reported for such periods.

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." SFAS 131 is effective for fiscal years beginning after December 31, 1997. This statement establishes standards for the way that public companies report information about segments in annual and interim financial statements. While the effective adoption of SFAS 131 has not had a material impact on our consolidated financial statements and related disclosures, segment disclosures may become necessary as our Internet access business becomes significant.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activity" which requires that all derivatives be recognized in the statement of financial position as either assets or liabilities and measured at fair value. In addition, all hedging relationships must be designated, reassessed and documented pursuant to the provisions of SFAS No. 133. SFAS 133 is effective for fiscal years beginning after June 15, 1999. The adoption of SFAS 133 will not have an impact on our results of operations, financial position or cash flow.

     In April 1998, the Accounting Standards Executive Committee issued Statement of Position 98-5, "Reporting the Costs of Start-Up Activities." Statement 98-5 provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. Statement 98-5 is effective for fiscal years beginning after December 15, 1998. The adoption of Statement 98-5 will not have an impact on our results of operations, financial position or cash flows.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are not exposed to material future earnings or cash flow fluctuations from changes in interest rates on long-term debt. A majority of our long-term debt at December 31, 1998, which includes the Old Senior Notes and the Old Convertible Notes, are considered to be eligible for compromise under our plan of reorganization, and have been reclassified from Long-term Debt to Liabilities Subject to Compromise on our consolidated balance sheet. Our remaining long-term debt, which consists primarily of $15.1 million relating to the acquisition of certain BTAs in March 1996, bears a fixed interest rate. To date, we have not entered into any derivative financial instruments to manage interest rate risk and are currently not evaluating the future use of any such financial instruments.

                                    BUSINESS

OVERVIEW

     We use our high-capacity radio spectrum to provide wireless broadband network services in medium and small markets in the central United States. We control up to 196 MHz of radio spectrum in the 2.1 to 2.7 GHz band licensed by the FCC in 87 markets. We currently provide always-on, high-speed Internet access service in two markets, primarily to medium-sized and small businesses, small offices/home offices ("SOHOs") and telecommuters, and plan to expand this service into 18 additional markets by the summer of 2001. Historically, we have used our spectrum to provide wireless subscription television services, commonly referred to as "wireless cable," and currently provide these services in 58 markets in nine states. Going forward, our goal is to become a leading provider of wireless broadband services in our markets, while expanding into additional medium markets through the acquisition of additional MMDS spectrum rights.

     We use our spectrum to transmit and receive signals between a base station and transmit/receive equipment at each customer's location. Our radio spectrum, commonly and collectively referred to as "MMDS," is comprised of the following channels:

     - MDS (Multipoint Distribution Service) -- 2 channels in the 2150-2160 MHz band and 3 channels in the 2650-2680 MHz band,

     - ITFS (Instructional Television Fixed Service) -- 20 channels in the 2500-2686 MHz band, and

     - MMDS (Multichannel Multipoint Distribution Service) -- 8 channels in the 2596-2644 MHz band.

     Our MMDS spectrum has demonstrated capability to transmit at aggregate data rates of up to 30 Mbps per six-MHz channel and, unlike other fixed-wireless providers, covers a service area radius of 35 miles from a single base station. We also lease the rights to 20 MHz of Wireless Communications Service ("WCS") spectrum at 2.3 GHz in 19 markets.

     We presently have television transmission facilities constructed and operating in 58 of our 87 markets. We currently are the largest operator of wireless cable systems in the United States, with about 157,000 subscribers at May 30, 1999, including about 16,000 subscribers who receive DIRECTV programming sold by us, either alone or with our MMDS programming. We have added high-speed Internet access service in two of our 58 markets and plan to add this service to 11 additional operating markets and to seven of our 29 non-operating markets by the summer of 2001.

INDUSTRY OVERVIEW AND MARKET OPPORTUNITY

     Internet access is one of the fastest growing segments of the telecommunications industry. International Data Corporation ("IDC") estimates that the number of Internet users worldwide has increased substantially over the last several years, reaching nearly 159 million in 1998 with expected growth of 26% per year over the next five years. IDC reports that Internet service provider revenues are forecasted to grow from $10.7 billion in 1998 to $37.4 billion in 2003, with business access comprising 62% of the total access revenue base.

     Data communication capabilities provided by the Internet allow medium-sized and small businesses to streamline e-commerce and communications among employees, customers and suppliers. To fully take advantage of the efficiency provided by the Internet's capabilities, businesses need high-speed Internet connectivity. We also expect the demand for high-speed Internet access from SOHOs and telecommuters to increase as companies encourage an increasing number of employees to work in remote offices or their homes. We believe there are approximately 45-50 million telecommuters and SOHO-based workers in the United States, approximately 60% of which need access to corporate networks, the Internet or both for a variety of applications, including e-mail databases and corporate intranets. We also believe the annual growth rate for this market will be 12% to 15% over the next three years.

     Traditionally, medium-sized and small businesses, telecommuters and SOHOs have relied on low-speed Internet access using existing telephone lines. Most telephone networks today are fiber, capable of high-capacity and high-speed transporting of data. However, the portion of the networks that ultimately connects to the customer premises, commonly referred to as the "local loop" or "last mile," generally is narrowband copper wire with service speeds limited to 56-128 Kbps. This limitation currently constrains the capacity and speed of the Internet to most users. As a result, users are seeking affordable higher-speed access alternatives.

     The higher speed Internet access alternatives offered by our competitors have the following limitations:

     - T1 service, at 1.54 Mbps, is a fast but relatively expensive solution, typically available at approximately $2,000 per month in our markets, plus installation and equipment costs of approximately $3,000.

     - DSL service is delivered across the incumbent local exchange carrier's ("ILEC") existing copper wire system. While this service is capable of delivering very high speeds, DSL suffers performance limitations the farther the customer premise is from the central office of the ILEC. Distances are limited to about four to five miles from a central office for the lowest speed solutions and 10,000 feet or less for the fastest.

     - High-speed cable networks may be capable of high-speed data transmission. However, we estimate that cable passes only 40% of businesses in our markets and, therefore, does not serve a large portion of our targeted customer base. In addition, we believe that a majority of existing cable systems in our markets have not been retrofitted to enable two-way high-speed data transmission. Moreover, cable is a shared medium and the more subscribers loaded on the network, the slower the per subscriber speed becomes.

     - Other high-speed wireless providers, such as those using 24 GHz, 28 GHz and 38 GHz spectrum, have concentrated on the more densely populated urban areas because of transmission distance limitations. Signals using these radio frequencies are generally limited to a one to three-mile radius, or three to 28 square miles, which makes application in less densely populated areas less economical.

     - Satellite networks, such as direct broadcast satellite, currently offer only one-way Internet access, with upstream access limited to existing copper telephone lines.

THE NUCENTRIX SOLUTION

     In 1998, Nucentrix and several other MMDS companies demonstrated the commercial viability of providing high-speed Internet access using MMDS spectrum. However, the FCC historically had limited the use of MMDS spectrum to one-way transmissions. In September 1998, the FCC approved the use of MMDS spectrum to provide two-way services, including high-speed data, voice and video communications. With this approval, we believe we will be able to meet the needs of business users in medium and small markets by providing:

          Superior Value. We offer higher bandwidth digital connections than Internet access alternatives available to our target customer base at prices comparable to or substantially lower than those alternatives. For business Internet users, our mid-range Internet access services are two to three times the speed of ISDN systems at monthly rates approximately equivalent to prevailing ISDN rates. Our higher-end services offer speeds of 768 Kbps up to 1.54 Mbps, or the equivalent of a T1 telephone line, at rates substantially less than prevailing T1 rates in our markets. Additionally, customers can upgrade their access speeds without adding additional hardware.

          Always-On Service. Our Internet access networks provide 24-hour, always-on connectivity, which dial-up modem, ISDN and alternative local area network remote access systems do not provide.

          Full Service 24-Hour Internet Access/Support. We are a full service 24-hour ISP and, through third parties, provide ancillary value added services such as e-mail, web design, web hosting and domain name maintenance. In the future, we expect to provide additional services like VOIP, virtual private networking and wireless local loop services.

          Reliability. We have engineered our wireless point to multipoint radio path links to provide 99.99% reliability. We also offer two separate and diverse routes to the nearest Internet backbone connection to ensure our customers maximum network reliability.

          Experienced Management Team. We are led and managed by a team of professionals with extensive experience in information technology as well as wireless, data, video and general telecommunications industries. Leading our team is Carroll D. McHenry, President and Chief Executive Officer, who has 32 years experience in the telecommunications and information systems industries.

          Customer Equipment Financing. As with most new technology, we expect the cost of customer premise equipment to decline as demand increases. While we intend to encourage our customers to buy the modems and other equipment necessary for high-speed Internet access, we expect to offer a financing solution to lower the cost of entry for our customers.

BUSINESS STRATEGY

     Out goal is to become a leading primary provider of high-speed wireless broadband network services in our markets. Our strategy includes the following key elements:

          Exploit the increasing demand for affordable high-speed Internet access. We plan to focus initially on medium-sized and small businesses, SOHOs and telecommuters in medium markets, where we believe the demand for high-speed Internet access is the greatest and alternatives, if available, have performance or distance limitations or are relatively expensive.

          Achieve "first to market" status. We believe that a significant percentage of our target business customers currently are unpassed by broadband cable or fiber network providers. Even considering the time to build out a non-operating market, we believe we can complete our facilities and begin reaching our target customer base faster than our competitors. For example, DSL technology generally requires arrangements with local exchange carriers to co-locate in multiple central offices. Other fixed-wireless providers have much shorter transmission paths than we do and, therefore, require more base stations than we do to cover an entire market. As a result, these technologies will require additional time and capital expense to reach our target customers.

          Take advantage of our existing high capacity and wide coverage spectrum. We expect to benefit from our MMDS radio spectrum, which allows us to provide broadband services over large geographic areas. Our MMDS spectrum is capable of transmitting at aggregate data rates of up to 30 Mbps per six-MHz channel, or the equivalent of approximately 20 T1 telephone lines. We control an average of 27 six-MHz channels in our existing markets. In addition, our MMDS spectrum has a typical coverage radius for a single base station design of up to 35 miles for high-speed Internet access service, or approximately 3,800 square miles compared to a one to three-mile radius, or three to 28 square miles, for other wireless broadband service providers and a two to a five-mile radius from the local exchange carrier's central office, or 13 to 80 square miles, for DSL. This will allow us to reach businesses in office parks, suburbs, strip shopping centers and along interstate highways that other fixed wireless and DSL providers currently may be unable to serve.

          Leverage our existing investment in MMDS infrastructure, including base stations and other transmission facilities. We believe that the favorable characteristics of our spectrum discussed above initially will enable us to provide high-speed Internet access service using a single base station design for each market. Thirteen of our projected 20 Internet markets to be launched by the summer of 2001 are fully operational in the delivery of wireless cable service and, therefore, a substantial portion of the capital required for Internet access delivery in these markets already has been invested. The incremental cost to upgrade an existing wireless cable headend facility to add Internet access service capabilities is about $200,000 to $400,000 per base station and the time to retrofit a base station is 30-60 days following receipt of necessary regulatory approvals. We estimate the buildout of an unconstructed market to deliver high-speed Internet access service will require an initial expenditure of approximately $450,000 to $600,000 for base station equipment for a single site, assuming that we are able to lease transmission tower space rather than being required to construct a new tower.

          Expand into residential market. MCI WORLDCOM and Sprint recently have announced acquisitions of MMDS spectrum covering approximately 49 million total homes. As these companies build out their markets, we expect demand for wireless modems and other customer premises equipment to increase, putting downward pressure on the price of the equipment. As equipment prices decline, we plan to actively market our high-speed Internet access services to residential customers.

          Offer telephony services. To enhance the value of our assets in the future, we plan to implement telephony services over our MMDS spectrum in selected markets. This will consist of VOIP and wireless local loop services, which will connect customers directly to the public switched telephone network.

          Expand through acquisitions. We plan to pursue strategic acquisitions that increase our geographic service areas and enable us to accelerate market penetration and expand our customer bases.

WIRELESS BROADBAND SERVICES

     High-Speed Internet Access. In July 1998, we entered our first market in Sherman-Denison, Texas on a developmental basis as a retail business high-speed ISP. We initially offered a one-way wireless Internet access service using a six-MHz MMDS channel for downstream transmission and a standard telephone line connection for an upstream path. In August 1998 we received a temporary developmental authorization from the FCC to conduct two-way operations in this market and, in February 1999, we began offering two-way Internet access services over our MMDS spectrum.

     We have upgraded our wireless cable headend facility in Austin, Texas and successfully completed testing for Internet access over this system in the second quarter of 1999. We launched this service in May 1999, also under a temporary developmental authorization from the FCC. We currently offer a variety of Internet services in Austin and Sherman-Denison, Texas for medium-sized and small businesses, telecommuters and SOHOs, which include:

     - Internet access at speeds from 256 Kbps to 1.54 Mbps, or up to 53 times faster than traditional dial-up speeds of 28.8 Kbps and up to 12 times faster than ISDN speeds of 128 Kbps,

     - technical support available 24 hours a day, 7 days a week,

     - e-mail,

     - Web design and hosting,

     - domain name registration, and

     - domain name and maintenance changes.

     The following table summarizes our service offerings:

                                                      NO. OF   1-YR CONTRACT   2-YR CONTRACT
PRODUCT                             SPEED             USERS    MONTHLY PRICE   MONTHLY PRICE
-------                             -----             ------   -------------   -------------
Telecommuter Pack.......  256 Kbps w/o Web Host         1         $129.95         $114.95
SOHO Pack...............  256 Kbps with Web Hosting     1         $149.95         $134.95
SOHO Pack Plus..........  384 Kbps with Web Hosting     1         $169.95         $154.95
Small Business
  Package...............  128 Kbps                    2-20        $149.95         $134.95
Cyber Wave M256K........  256 Kbps                    2-20        $249.95         $224.95
Cyber Wave M384K........  384 Kbps                    2-20        $399.95         $359.95
Cyber Wave M768K........  768 Kbps to 1.54            2-20        $899.95         $799.95

     Our current installation fees are $940 for single users and $1,160 for multiple users.

     We expect our customers' needs will evolve over time, resulting in demand for faster connections. We can increase our customers' access speeds without upgrading the equipment located at their premises. Remote upgrades allow customers to improve performance without service interruptions or additional equipment investment.

     Subscription Television Business. Through our wireless cable programming, we generally offer our subscribers local off-air VHF/UHF channels from affiliates of ABC, NBC, CBS and Fox and other local independent broadcast stations, as well as HBO, HBO2, Cinemax, Showtime, Disney, ESPN, CNN, USA, WGN, WTBS, Discovery, the Nashville Network, A&E and other cable programming. The channels and programming that we offer in each market will vary depending upon the amount of spectrum capacity controlled in such market.

     Currently, wireless cable providers can offer a maximum of 33 channels of analog video programming. Because we historically have not used equipment that converts signals over the MDS-1 channel, and the MDS-2A channel will not accommodate color video programming satisfactorily, we can offer a maximum of 31 channels of video programming in our markets. We have supplemented our analog channel capacity by entering into cooperative marketing arrangements with DIRECTV and DIRECTV distributors, which allow us to market up to 185 channels of digital programming in 51 markets in combination with our MMDS offering or as a stand-alone offering. See "Business -- Suppliers." Our business strategy currently does not include the launch of any new wireless cable-only markets, or adding wireless cable programming to any of our unconstructed markets that we intend to build out for Internet services.

MMDS LICENSES AND LEASES

     We hold the licenses for approximately 75% of our MMDS and MDS channels. We lease from third-party license holders the rights to (1) the remaining 25% of our MMDS and MDS channels and (2) all of our ITFS channels, which generally comprise 20 of the 33 channels available in each market. All MDS and MMDS licenses expire in either 2001 or 2006. Approximately 50% of our MDS/MMDS licenses are for "incumbent" channels that expire in 2001; the other 50% are BTA channels that expire in 2006. ITFS licenses generally have a term of 10 years. All licenses are subject to renewal by the FCC as described in "Business -- Government Regulation." Although FCC custom and practice establish a presumption of granting renewals of licenses, the presumption requires that the licensee substantially comply with its regulatory obligations during the license period.

     Each of our channel leases typically covers four ITFS channels or one to four MMDS or MDS channels. The terms of the leases for ITFS channels typically expire five to ten years after the license grant date but in any event may not exceed 15 years. The terms of the leases for MMDS and MDS channels typically expire five to 10 years from the lease execution date. The remaining initial terms of most of our operating channel leases range from two to six years, although substantially all of these leases renew automatically or upon notice from us. Although we do not believe that the termination of or failure to renew a single channel lease would adversely affect us, several terminations or failures to renew in one or more operating systems could have a material adverse effect on our operations.

EXISTING AND UNCONSTRUCTED MARKETS

     The following tables provide information as of May 31, 1999, regarding the 87 markets in which we operate a wireless cable system or Internet business, own the BTA authorization or have acquired, or expect to acquire, MMDS channel rights. Certain of our channel rights are subject to pending applications for new channel licenses or modifications to existing channel licenses, and must be reviewed by the FCC's engineering and legal staff. We cannot assure you of the number of applications that will be granted.

     "Estimated Total Households" represents our current estimates of the approximate number of households that may be served from existing or projected tower sites. Total household information is based on 1990 census bureau data from a commercially available population software program, and includes an average annual growth rate of 1%, based on census bureau data released in March 1998. Historically, MMDS companies have provided information on total households to present basic information about their markets. The following table does not include information on the number of businesses in our markets. We estimate that our wireless transmissions can be received by an average of 85% of the homes in our markets using our current network design.

                                                              ESTIMATED    NUMBER OF VIDEO    NUMBER OF
                                                                TOTAL        SUBSCRIBERS       CHANNELS
EXISTING MARKETS                                              HOUSEHOLDS       5/30/99       AVAILABLE(1)
----------------                                              ----------   ---------------   ------------
Abilene, TX.................................................     63,808          2,817             22
Ada, OK.....................................................     48,591          3,073             32
Ardmore, OK.................................................     53,076          3,387             32
Austin, TX..................................................    437,358          9,462             32
Beloit, KS..................................................     20,481            563             33
Bucyrus, OH.................................................    236,856            836             21
Champaign, IL...............................................    104,533          2,652             23
Chanute, KS.................................................     56,155          4,149             33(2)
Corpus Christi, TX..........................................    167,864         10,232             33(3)
Corsicana/Athens, TX........................................     95,753          2,139             29
Enid, OK....................................................     40,118          3,789             32
Freeport, IL................................................    139,485          1,055             20
Gainesville, TX.............................................     40,444          1,038             33
George West, TX.............................................     23,237          2,127             23(4)
Greenville, PA..............................................    339,291            641             20
Hamilton, TX................................................     31,443          2,640             33
Jacksonville, IL............................................     48,060            526             26
Jourdanton/Charlotte, TX....................................    101,132          1,715             28
Kerrville, TX...............................................     37,046            417             33
Kingsville/Falfurrias, TX...................................     32,484          1,498             23(4)
Laredo, TX..................................................     51,136          3,806             33
Lawton, OK..................................................     81,960          5,811             33
Lindsay, OK.................................................     58,730          2,548             29
Lubbock, TX.................................................    112,235          3,214             33
Macomb/Walnut Grove, IL.....................................     84,209          1,762             20
Manhattan, KS...............................................     52,720          1,785             33(5)
Marion, KS..................................................     55,069            937             21(6)
McAlester, OK...............................................     38,986            644             20
McLeansboro, IL.............................................     88,485          1,278             31
Medicine Lodge/Anthony, KS..................................     30,022          1,259             22(7)
Midland, TX.................................................    118,372          5,503             33
Monroe City/Lakenan, MO.....................................     70,196          1,393             32(8)
Montgomery City, MO.........................................     91,080            699             23
Mt. Pleasant, TX............................................     57,951          2,162             24
Muskogee, OK................................................     79,972            906             20
O'Donnell, TX...............................................     66,006            602             22
Olney, IL...................................................     71,074          1,535             20
Olton, TX...................................................     27,333            751             33
Paragould, AR...............................................    142,470          2,286             20
Paris, TX...................................................     42,897          2,824             26
Peoria, IL..................................................    204,681          1,670             29
Radcliffe/Story City, IA(9).................................     75,788          1,637             27
Sherman/Denison, TX.........................................    110,559          7,905             29
Sikeston, MO................................................    100,564          2,425             20
Sterling, KS................................................     45,447            723             24(5)
Stillwater, OK..............................................     81,586          5,478             33
Strawn/Ranger, TX...........................................     42,856          1,295             33
Taylorville, IL.............................................    166,567          1,501             20
Temple/Killeen, TX..........................................    138,825          9,974             33(3)
Texarkana, TX...............................................     80,871          1,213             29
Tulsa, OK...................................................    324,859         10,104             33(3)
Uvalde/Sabinal, TX..........................................     18,528          1,505             33
Vandalia, IL................................................     93,998          1,564             20
Waco, TX....................................................    113,247          5,216             33(10)
Watonga, OK.................................................     23,946            831             33(5)
Weatherford, OK.............................................     28,994            725             33
Wichita Falls, TX...........................................     65,257          4,614             33
Woodward, OK................................................     14,180          2,291             33
                                                              ---------        -------          -----
        Total -- Existing Markets...........................  5,268,871        157,132          1,617
                                                              =========        =======          =====

---------------

 (1) Unless otherwise noted, the number of channels available includes MMDS, MDS and ITFS channels that are either licensed to us or leased to us from other license holders. The number of channels available includes leased channels that may not currently be available for two-way broadband wireless services.

 (2) Eight MMDS and two MDS channels are currently authorized under a special temporary authorization from the FCC. These channels are subject to pending applications for permanent authority at the FCC that we believe are available for grant.

 (3) One MDS channel is available for license through our ownership of the BTA.

 (4) We have leases with two prospective ITFS applicants for eight additional ITFS channels that we believe will be available in the FCC's next ITFS filing window.

 (5) One MDS channel is subject to a pending application at the FCC that we believe is available for grant.

 (6) Four ITFS channels are subject to pending proceedings at the FCC and we believe will be granted pursuant to an agreement with the wireless cable operator of the adjacent Salina, Kansas market. We have the right to lease one MDS channel that is subject to a pending application that we believe is available for grant.

 (7) We have the right to lease four ITFS channels which are subject to a pending application that we believe is available for grant under a settlement agreement with a competing ITFS applicant.

 (8) Four MMDS channels are subject to a pending application at the FCC that we believe are available for grant.

 (9) We operate the Radcliffe/Story City, Iowa market under a management arrangement with CS Wireless Systems, Inc. CS Wireless has agreed to assign to us its rights to the assets and channel leases for this market upon FCC approval of the assignment of certain other MMDS and WCS spectrum rights and the closing of a master agreement with CS Wireless. See
     "Business -- Recent Transactions -- CS Wireless Transaction."

(10) Two MDS channels are available for license through our ownership of the BTA.

                                                                TOTAL       CHANNELS
UNCONSTRUCTED MARKETS                                         HOUSEHOLDS   EXPECTED(1)
---------------------                                         ----------   -----------
Altus, OK...................................................     27,256          33
Amarillo/Borger, TX.........................................    132,984          29
Bartlesville/Ponca City, OK.................................    128,271          33
Burnet, TX..................................................     50,850          32
Casper, WY..................................................     31,242          13
Charleston, WV..............................................    183,746           4
Cheyenne, WY................................................     33,940          13
Columbia, MO................................................    118,199          21
Des Moines, IA..............................................    225,319          31
El Dorado, AR...............................................     79,031          16
El Paso, TX.................................................    235,243          29
Elk City, OK................................................     26,010          25
Fischer, TX.................................................    439,639          25
Flagstaff, AZ...............................................     45,693           6
Forrest City, AR............................................    172,317          20
Great Bend, KS..............................................     53,865          33
Hays, KS....................................................     29,040          33
Holdenville, OK.............................................     48,575          33
Kossuth, TX.................................................     71,964          33
Lake City, FL...............................................     51,277          16
Lenapah, OK.................................................     56,147          33
Lufkin, TX..................................................     70,954          13
Magnolia, AR................................................     58,421          22
Ottawa/LaSalle, IL..........................................    238,510          16
Paducah/Mayfield, KY........................................     76,393          33
Searcy, AR..................................................     76,935          33
Springfield, MO.............................................    143,756          33
Topeka, KS..................................................    112,540          33
Tyler, TX...................................................    174,025          21
                                                              ----------      -----
        Total -- Unconstructed Markets......................  3,192,142         716
                                                              ----------      -----
        Total -- All Company Markets........................  8,461,013       2,333
                                                              ==========      =====

---------------

(1) The number of channels expected includes channels (a) that are either licensed to us or leased to us from other license holders, (b) for which we have filed or because of our BTA ownership have the exclusive right to file license applications with the FCC which we expect to be granted in 1999, or
    (c) to which we otherwise expect to acquire license or lease rights in 1999.

WCS SPECTRUM TO BE ACQUIRED FROM CS WIRELESS

                                                                          ESTIMATED
                                                              BANDWIDTH     TOTAL
MARKETS(1)                                                      (MHZ)     HOUSEHOLDS
----------                                                    ---------   ----------
Abilene, TX.................................................     20          63,808
Amarillo, TX................................................     20         132,984
Austin, TX..................................................     20         437,358
Gainesville, TX.............................................     20          40,444
Hamilton, TX................................................     20          31,443
Longview/Marshall, TX.......................................     20         151,641
Lubbock, TX.................................................     20         112,235
Midland/Odessa, TX..........................................     20         118,372
Mt. Pleasant, TX............................................     20          57,951
O'Donnell, TX...............................................     20          66,006
Olton, TX...................................................     20          27,333
Paris, TX...................................................     20          42,897
Sherman/Denison, TX.........................................     20         110,559
Shreveport, LA..............................................     20         160,163
Temple/Killeen, TX..........................................     20         138,825
Texarkana, TX...............................................     20          80,871
Tyler, TX...................................................     20         174,025
Waco, TX....................................................     20         113,274
Wichita Falls, TX...........................................     20          65,247
                                                                          ---------
        Total...............................................              2,125,436
                                                                          =========

---------------

(1) CS Wireless and Nucentrix are parties to an agreement under which CS Wireless agreed to assign the WCS spectrum listed above to us. We currently lease this spectrum under an exclusive lease agreement with CS Wireless. Assignment of the WCS spectrum is subject to FCC approval and closing our agreement with CS Wireless. See "Business -- Recent Transactions -- CS Wireless Transaction."

NETWORKS

     We transmit signals through the air via microwave frequencies from transmission facilities, referred to as a "headend" or "base station," to an antenna and other customer premise equipment at each customer's location. Each base station includes a transmission tower, transmit and receive antennas, transmitters, waveguide and other transmission equipment. A "point of presence," which may be located at the base station, houses other equipment related to our Internet business. Each point of presence includes (1) a transceiver to transmit and receive response or downstream data, (2) a wireless data converter that converts a wireless signal to a wireline signal (and vice versa), (3) an Ethernet switch that provides the electrical connection for electronic devices at the base station or other point of presence and (4) a gateway router that serves to direct the traffic to the proper Internet address and connect to the Internet backbone. Satellite reception equipment is required to receive video programming if the headend serves our wireless cable business.

     Microwave transmissions generally require direct, unobstructed line-of-sight from the base station to the customer's transmit/receive equipment because the microwave signals used will not pass through trees, hills, buildings or other obstructions. However, certain signal blockages can be overcome with the use of additional equipment. Our operating systems transmit at from 10 to 100 watts of power from a base station that has a typical coverage radius of 35 miles. We control up to 196 MHz of MMDS spectrum in each of our markets.

     Internet access. We provide our two-way, high-speed Internet access by transmissions between our base stations and transmit/receive equipment at the customer's premises. A transceiver, which transmits and receives data traffic, is connected to the customer's antenna and a "wireless" modem/router by coaxial cable. The modem/router interfaces to the customer's personal computer through an Ethernet card connection or to a network through an Ethernet hub. Upstream and downstream transmission is provided by two or more separate MMDS channels, and Internet connectivity is maintained by our base stations through two separate and diverse connections to national Internet backbone providers.

     We initially plan to use a sectorized, single-cell design for our two-way Internet access service. With traditional MMDS transmissions, the signal is transmitted in a 360 degree omni-directional pattern. Our single-cell design will divide our channel service areas into four 90 degree sectors. Sectorization of our transmissions under this design will allow us to re-use each frequency in every other sector two times, doubling the bandwidth capacity for each channel used. For example, if we have two channels authorized for response transmissions, and allocate each channel into every other sector of four possible sectors, the first channel could be re-used for response transmissions in sectors 1 and 3, while the second channel could be reused for response transmissions in sectors 2 and 4. We have selected the single-cell over a cellularized design because of design simplicity, lower infrastructure costs and licensing issues. Cellularization of the channels in certain markets could increase both the number of households our signal can reach and the market's available bandwidth capacity. We intend to continue to research cellularized designs and plans.

     Wireless cable. Wireless cable programming is received by the base station from satellite transmissions and then retransmitted to receiving equipment located at the subscriber's premises. At the subscriber's premises, the microwave signals are converted to frequencies that can pass through conventional coaxial cable into an addressable descrambling converter and then to a television set. Our customers who subscribe to DIRECTV receive DIRECTV programming from an orbiting satellite with an 18-inch parabolic dish located at the customers' premises. The DIRECTV signal is converted through a separate set top box at the customers' premises.

CUSTOMER SUPPORT

     Customer support for our Internet service is provided 24 hours a day, seven days a week through a toll free access telephone number. We provide Nucentrix-branded Internet customer service through a contract with ISP Alliance, Inc. ("ISPA"), an Internet customer service provider in Atlanta, Georgia, which allows us to deliver this customized service on a "pay as used" basis. There is no additional charge to the customer beyond their monthly service fee. ISPA's on line customer service system is available to us through an Internet connection, and allows us to monitor the call volume and specific service activity for remedial action. Using this approach has allowed us to defer building and training an internal customer service organization until our business volume justifies this expense. Customer problems called in to ISPA are handled within a traditional six-level customer service escalation procedure. An unresolved problem is referred by ISPA to the appropriate market's wireless specialist who will typically visit the customer site and provide support and oversight through problem resolution. ISPA provides us with an on-line customer service call and resolution history, and post-help customer feedback through the use of customer satisfaction questionnaires.

     Our existing billing system will accommodate our current Internet access service offerings. We provide field and technical support to the Internet and video business through our existing base of technical services personnel. We provide our wireless cable subscribers support 24 hours a day, seven days a week, through a centralized customer care center and our existing base of technical services personnel.

SALES AND MARKETING

     We attract customers by offering a range of affordably priced Internet access and subscription television services and high quality customer care. We market our services through a combination of direct sales, alternative sales channels, direct marketing and traditional media advertising.

     Internet Access Service. For our Internet access business, we use both a direct sales team and indirect sales agents. Our direct sales team includes a telemarketing sales group which makes outbound sales calls and pre-qualifies leads for our direct sales force. The direct sales force provides more customized sales contact with targeted prospects and larger businesses in each market.

     The indirect sales agents consist of other Internet service providers, value added resellers ("VARs") and systems integrators. We believe other ISPs will comprise an important part of our sales force as we provide a high-speed alternative to their traditional narrowband connections over the last mile. VARs are participating in our sales efforts because our service is complementary to their business, which often includes the design and implementation of a LAN (local area network), Web site or similar technical support activity. Systems integrators perform many of the same functions as VARs, but they also implement a broader solution designed for the customer who desires to use the Internet as a core part of its business. In the markets we serve we believe that we are the only ISP that will form partnerships with all three of these indirect sales channels.

     Our direct Internet marketing activities include establishing Nucentrix brand recognition within each market and supporting our sales campaigns with appropriate advertising, product launch promotions and supporting marketing materials. Our marketing campaigns have been developed around a high-speed, high-value and high-reliability theme. The campaigns include the use of targeted direct mail and traditional media advertising in high technology magazines as well as in business sections of local newspapers. We sponsor seminars covering such topics as Introduction to the Internet for Small Business and Profiting from the Internet to support our marketing efforts.

     Subscription Television Service. Our subscription television service is marketed under our "Heartland Cable Television" brand, often in association with DIRECTV programming. Our marketing is designed to take advantage of DIRECTV's national campaigns and heavy use of national media. Our campaigns include direct mail and selected outdoor materials to link the Heartland Cable Television brand with DIRECTV. All responses are directed to our national call center which provides 24 hour a day, 7 days a week sales coverage. We also market the Heartland/DIRECTV service through a direct sales force that works door-to-door.

SUPPLIERS

     Internet Customer Service and Support. We have entered into an agreement with ISPA, a leading supplier of systems and operational support for ISPs, to provide 24 hours a day, seven days a week customer service and support for our Internet access customers, under the Nucentrix brand. ISPA provides our technical support, e-mail, Web design and hosting, domain name registration and maintenance on a "pay as used" basis. ISPA also provides us with a network monitoring system, a customer service tracking system and an administrative management system for adding, deleting, modifying accounts and producing reports. Our contract with ISPA expires in May 2000, unless both parties agree to renew the contract.

     Internet Access Equipment. Internet access equipment and CPE such as routers, Ethernet switches, wireless data converters and transceivers currently are available from a variety of sources such as Cisco Systems, Inc., Lucent Technologies, Inc., Conifer Corporation and California Amplifier, Inc. Hybrid Networks, Inc. currently is the primary provider of wireless Internet modems to MMDS operators. In January 1999 Hybrid notified us that, to ensure sufficient cash to continue operations, customer support and product availability, Hybrid would begin allocating its supply of modems. Recently, Hybrid has resumed shipments without allocation restrictions. We intend to work with Hybrid and others to pursue ways to resolve long-term supply needs. We also have identified other suppliers that we believe will become an additional source of modems by the end of 1999. We believe there is adequate long-term supply for all other equipment necessary to operate our Internet business.

     Wireless Cable Equipment. We use subscriber and headend equipment for our wireless cable and DIRECTV business from a variety of suppliers, including California Amplifier, General Instrument Corporation, Scientific-Atlanta, Inc., ADC Telecommunications, Inc., Conifer, Passive Devices, Inc. and PerfectTen Satellite Distributing, Inc. We also use subscriber and headend equipment supplied by Pacific Monolithics, Inc. in 22 of our 58 operating markets. Pacific Monolithics filed for protection under Chapter 11 of the U.S. Bankruptcy Code on October 13, 1998, and has discontinued production and service of such equipment. In response, we and ten other MMDS wireless cable providers have negotiated an agreement with an alternate supplier to provide the equipment, software and technical assistance necessary to support the Pacific Monolithics systems. We expect to finalize this agreement by June 30, 1999.

     DIRECTV. In April 1998 we entered into a five-year agreement with DIRECTV which allows us to market up to 185 channels of DIRECTV digital programming to SFU subscribers, either alone or in combination with our local and premium MMDS programming, referred to as a "combo" package. DIRECTV pays us a commission for each SFU subscriber to whom we sell a DIRECTV programming package, as well as equipment and marketing subsidies. We believe these subsidies materially reduce the capital expenditure costs required for such new subscribers. We currently market DIRECTV programming to SFU subscribers in 51 markets.

     In October 1997 we entered into a seven-year agreement with DIRECTV to provide DIRECTV programming to MDUs, such as apartment buildings and condominium complexes. The MDU agreement is substantially similar to the SFU agreement for this programming. We believe this additional programming offering will allow us to target higher income properties and renegotiate existing and renewing contracts with more advantageous economic terms. We currently offer DIRECTV programming to residential MDUs in 50 markets. DIRECTV is a registered trademark of DIRECTV, Inc., a subsidiary of the Hughes Electronics unit of General Motors Corporation.

     Video Programming. We generally offer our subscribers local off-air VHF/UHF channels from affiliates of ABC, NBC, CBS and Fox and other local independent broadcast stations, as well as HBO, HBO2, Cinemax, Showtime, Disney, ESPN, CNN, USA, WGN, WTBS, Discovery, the Nashville Network, A&E and other cable programming. The channels and programming that we offer in each market varies depending upon the amount of spectrum capacity controlled in each market. We are required to obtain the consent of local network affiliates to retransmit their signals. Additionally, we are required to maintain contracts with cable programmers like HBO and ESPN, which generally require payment on a per subscriber basis.

COMPETITION

  High-Speed Internet Competition

     The Internet access market is highly competitive. We will face competition from many Internet access and service providers with significantly greater financial resources, well-established brand names and large, existing customer bases. Moreover, we expect the level of competition to intensify in the future. We expect significant competition from:

          ISPs. ISPs provide Internet access to residential and business customers. These companies can:

        - provide Internet access over ILECs' networks at or below ISDN speeds,

        - offer DSL-based access using their own DSL services, or DSL services offered by ILECs and others, and

        - have significant and sometimes nationwide marketing presences and combine these with strategic or commercial alliances with DSL-based competitive carriers. Significant ISPs include Concentric Network Corporation, Mindspring Enterprises, Inc., PSINet Inc. and Verio, Inc..

          Incumbent Local Exchange Carriers. ILECs, such as SBC Communications, Inc., GTE Corp., Ameritech Corp. and US WEST, Inc. have existing metropolitan area networks and circuit switched local access networks. Most incumbent carriers have announced deployment of commercial DSL services in certain areas and are combining their DSL service with their own Internet access services. The incumbent carriers generally have an established brand name in their service areas and possess sufficient capital to deploy DSL services rapidly.

          Inter-exchange Carriers. Many of the inter-exchange carriers, such as AT&T Corp., MCI WORLDCOM, Inc. and Sprint Corp., are expanding their capabilities to support high-speed, end-to-end networking services. These carriers have deployed large scale networks, have large numbers of existing business and residential customers and enjoy strong name recognition. These companies increasingly are bundling their services to include high-speed local access combined with metropolitan and wide area networks, and a full range of Internet services and applications. In March 1999, AT&T merged with TeleCommunications, Inc., the largest cable operator in the United States, and in April 1999 announced plans to acquire MediaOne Group, Inc., one of the largest cable operators in the United States. We expect companies such as these to offer combined data, voice and video services. They also could deploy DSL services in combination with their current fiber networks.

          Competitive Local Exchange Carriers. Certain CLECs, including NorthPoint Communications, Inc., and Covad Communications Group, Inc., have begun offering DSL-based data services. Other competitive carriers are likely to do so in the future.

          Cable Modem Service Providers. Cable modem service providers, like Roadrunner, @Home Networks and @Work Networks and their cable partners, currently offer to consumers and are preparing to offer to businesses high-speed Internet access over hybrid fiber coaxial cable networks. Where deployed, these networks provide local access services similar to our services, and in some cases at higher speeds.

          Other Wireless and Satellite Service Providers. We also may face competition from other fixed-wireless services, including 24 GHz licensees such as Teligent, Inc., 28 GHz licensees such as NEXTLINK Communications, Inc. and 38 GHz licensees such as Winstar Communications, Inc. We also may face competition from satellite-based systems. Motorola Satellite Systems, Inc., Hughes Communications, Inc. (a subsidiary of General Motors Corporation), Teledesic LLC and others have filed applications with the FCC for global satellite networks that can be used to provide ubiquitous two-way broadband voice and data services to fixed locations.

     Many of these competitors are offering, or may soon offer, technologies and services that will directly compete with some or all of our service offerings. We may not be able to compete effectively, especially against established industry competitors with significantly greater financial resources. Some of the competitive factors we face include:

     - transmission speed,

     - reliability of service,

     - ability to bundle services,

     - price performance,

     - customer support,

     - brand recognition,

     - operating experience, and

     - capital availability.

  Other Telephony Services

     We also will face intense competition from other providers of telephony transmission services as we implement VOIP and wireless local loop services. This competition will be increased because MMDS spectrum traditionally has not been used to deliver telephony services, and consumer acceptance of such services delivered across MMDS spectrum is unknown at this time. Many of the existing providers of telephony services, such as regional Bell operating companies and other local exchange carriers, have significantly greater financial and other resources than us and better established brand awareness in their service areas.

  Subscription Television Competition

     Hardwire Cable. Our principal subscription television competitors are traditional hardwire cable operators such as TeleCommunications, Inc., and Time Warner Entertainment. Hardwire cable companies generally are well established and known to our potential customers and have significantly greater financial and other resources than we have. In addition, these competitors are also bundling additional services with their cable TV services, such as high-speed Internet access, to enhance their products.

     Direct Broadcast Satellite ("DBS"). DBS service is available from DIRECTV, Inc., which is a subsidiary of the Hughes Electronic unit of General Motors Corporation, PrimeStar, Inc. and Echostar Communications Corporation. We compete with many retail distributors of DIRECTV and other DBS service. The growth of DBS service has been significant since it was first launched and we expect that the DBS service providers will continue to be significant competitors for video programming customers.

     Inter-exchange Carriers. We expect that AT&T will combine its current consumer long-distance, wireless and Internet services units with TCI's cable, telecommunications and high-speed Internet access businesses. With this ability to bundle high-speed services with cable programming, we expect that AT&T will be a significant competitor to our MMDS and DIRECTV programing services.

     Private Cable. Private cable is a multi-channel subscription television service where the programming is received by satellite receiver and then transmitted via coaxial cable throughout private property, often MDUs, without crossing public rights of way. FCC rules permit point-to-point delivery of video programming by private cable operators and other video delivery systems in the 18 GHz band. Private cable operators compete with us for exclusive rights of entry into larger MDUs.

     Local Off-Air VHF/UHF Broadcasts. Local off-air VHF/UHF broadcast television stations (such as affiliates of ABC, NBC, CBS and Fox) provide free programming to the public. Potential customers may forego subscription television and only receive free off-air programming.

GOVERNMENT REGULATION

     General. MDS, MMDS and ITFS services are subject to regulation by the FCC under the Communications Act of 1934, as amended. The Communications Act authorizes the FCC, among other things, to

     - issue, revoke, modify and renew station licenses,

     - approve the assignment and/or transfer of control of such licenses,

     - approve the location and technical parameters of MDS, MMDS and ITFS transmission facilities (headends and base stations),

     - regulate the kind, configuration and operation of equipment used by MDS, MMDS and ITFS systems, and

     - impose certain equal employment opportunity and other periodic reporting requirements on MDS, MMDS and ITFS operators.

     MDS, MMDS and ITFS Licenses. In our markets, a total of 32 six-MHz channels and one four-MHz channel are available in the MDS, MMDS and ITFS frequency bands. The FCC can license the 13 MDS and MMDS channels directly to commercial entities for full-time operation without programming restrictions. Except in limited circumstances, the FCC generally can license 20 ITFS channels only to qualified non-profit educational organizations. Each of the ITFS channels must broadcast programming for educational purposes a minimum of 20 hours per week. The remaining air time on ITFS channels may be leased for commercial use, without further programming restrictions except that the ITFS license holder, at its option, must be entitled to recapture up to an additional 20 hours of air time per channel per week for educational programming.

     The FCC began the establishment of the MMDS spectrum in 1974 with the allocation of two channels (MDS-1 and MDS-2/2A). In 1983, the FCC reallocated a total of eight ITFS channels to the MMDS spectrum to satisfy a growing demand for the delivery of video entertainment programming to subscribers and to provide competition to hard-wired cable television systems. Simultaneous with this reallocation of spectrum, the FCC amended its rules for the remaining ITFS channels to permit ITFS licensees, subject to their meeting certain educational programming requirements, to lease excess capacity to commercial MMDS service providers. ITFS channels originally had been allocated solely for educational purposes.

     In 1985, the FCC established a lottery procedure for awarding MDS and MMDS station licenses. In 1990, the FCC shifted to a one-day cut-off period application process, under which all mutually exclusive MDS and MMDS licenses were issued on essentially a first-come, first-served basis. In 1995, the FCC adopted rules under which MDS and MMDS applications for new stations would be subject to a competitive bidding process, or spectrum auction. The FCC generally considers applications to be mutually exclusive if their conflicts are such that the grant of one application would effectively preclude the grant of one or more of the other applications due to interference that cannot be avoided through cooperation of the parties. Using the competitive bidding process, in 1996 the FCC auctioned off one MMDS authorization for each of the 493 basic trading areas ("BTAs"). Each BTA authorization holder is permitted to apply for, and following FCC grant, construct facilities to provide services over any non-previously licensed MDS or MMDS channel within the BTA, and has preferred rights to the available ITFS frequencies and ITFS lease agreements within the BTA. The MDS and MMDS licenses issued or applied for before the BTA auction are commonly referred to as "incumbent" MDS/MMDS licenses, while the MDS and MMDS station authorizations issued pursuant to BTA ownership are commonly referred to as "BTA" MDS/MMDS licenses.

     The application and licensing process for ITFS stations is different from those for MDS and MMDS stations. In 1995, the FCC adopted a national filing window system. Under this system the FCC accepts applications for licenses for new ITFS stations or major changes to existing ITFS licenses only if they are filed within specific windows, typically five days, set by the FCC. Applications filed in a particular window are subject only to competing proposals filed in that same window. Where two or more applications are filed within the same window and are predicted to cause each other harmful electrical interference, licenses are awarded by the FCC pursuant to a comparative selection process.

     In 1998, the FCC, acting pursuant to the Balanced Budget Act of 1997, tentatively concluded that competing ITFS applications should be subject to auction, or competitive bidding. However, because the FCC was uncertain at the time whether its conclusion correctly reflected Congress's intent with regard to the treatment of competing ITFS applications, it has decided not to proceed immediately with the auction of ITFS applications and to first seek Congressional guidance on the matter. In April 1999, having received no specific guidance from Congress, the FCC reaffirmed its previous decision to use spectrum auctions to resolve competing ITFS applications. The FCC did, however, state that it would amend its rules regarding ITFS auctions if Congress were to specify a change to the FCC's auction authority in this regard.

     Generally, in the case of MDS, MMDS and ITFS stations, the FCC issues the station licensee a conditional license, allowing construction of the station to commence. The station may be constructed and operated only in accordance with the parameters set forth in the license. Channel transmission generally must begin within one year of grant of the conditional license in the case of incumbent MDS/MMDS licenses, 18 months in the case of ITFS licenses and five years for BTA MDS/MMDS licenses. If channel construction deadlines for a license are not met, then (1) the FCC may revoke the license or (2) in the case of the BTA licenses, reduce the license service area if less than two-thirds of the population of the BTA service area is capable of being reached by a station signal by the expiration of the five-year BTA build-out period. Although FCC rules permit parties to request extensions of channel construction deadlines, the FCC is not required to grant extensions. We believe that we have satisfied all construction deadlines relating to our licensed stations except for those licenses for which the deadline has not yet passed or for which we have received an extension.

     MDS, MMDS and ITFS licenses generally have terms of 10 years. All "incumbent" MDS/MMDS licenses expire on May 1, 2001. All BTA MDS/MMDS licenses expire on March 28, 2006. Licenses may be renewed through applications filed with the FCC within a certain period before expiration of the license term, and petitions to deny applications for renewal may be filed by other parties during certain periods following the filing of such applications. The FCC may revoke or cancel licenses for violations of the Communications Act or the FCC's rules and policies. Conviction of certain criminal offenses may also render a licensee or applicant unqualified to hold a license. Although FCC custom and practice establish a presumption granting renewals of licenses, the presumption requires that the licensee substantially comply with its regulatory obligations during the license period.

     FCC rules generally prohibit the sale for profit of an incumbent MDS or MMDS conditional license or of a controlling interest in the conditional license holder before construction of the station or, in certain instances, prior to the completion of one year of operation. However, access to channels may be obtained during these prohibited periods through the leasing of an MDS or MMDS license holder's channel capacity. The granting of options to purchase a controlling interest in a licensee or an option to purchase a license is also permitted during these prohibited periods. During the lifetime of any such lease or option agreement, the licensee must remain in control of its FCC license to avoid violating FCC transfer-of-control rules. Our lease agreements with license holders typically require the license holders, at our expense, to use their best efforts, in cooperation with us, to make various required filings with the FCC in connection with the maintenance and renewal of licenses. We believe this reduces the likelihood that the FCC will revoke, cancel or fail to renew a license.

     BTA Auction and Service Requirements. In March 1996 the FCC concluded its first auction of available commercial MMDS spectrum in the 493 BTAs. The winner of a BTA has the exclusive right to apply for and develop the available MDS and MMDS frequencies in the BTA, subject to certain specified interference criteria that protect incumbent MDS and MMDS stations. Incumbent licensees also must protect the BTA licensees from system interference caused by modifications to incumbent stations, including power increases or base station relocations.

     BTA auction winners with MMDS spectrum rights have a five-year "build-out" period. During the build-out period, a BTA holder can initiate or expand service within its BTA without competition from other MMDS spectrum applicants except in those areas and on those channels for which there is an incumbent MDS or MMDS licensee. After the five-year period, a BTA holder can retain its authorization for an entire BTA if its signal is capable of covering at least two-thirds of the population within its BTA service area, excluding those who are located within the protected service areas of incumbent MDS/MMDS stations licensed to others. If the BTA holder fails to meet the coverage requirement after the five-year build-out period, then the BTA license for the portion of the BTA that is not capable of being served will be subject to forfeiture. The FCC's rules allow BTAs to be partitioned and BTA licensees are permitted to contract with other entities to allow them to file applications with the FCC for available channels within the partitioned area. We expect the FCC to renew BTA licenses after the expiration of their 10-year term if the authorization holder satisfies the coverage requirement and is in compliance with the Communications Act and the FCC's rules.

     We acquired 93 BTAs in the March 1996 auction at a total cost of approximately $19.8 million. Under the terms of the BTA auction, we remitted approximately $4.0 million as down payments and deposits. The remaining $15.8 million bears interest at 9.5% and is being paid under 10-year installment notes that began in the fourth quarter of 1996 with interest-only payments. Quarterly payments of principal and interest began in the fourth quarter of 1998. All of our BTA licenses have an effective date of August 16, 1996, except for one which has an effective date of September 17, 1996. Failure to meet the above-described installment payment schedule or the five-year construction deadlines could result in the forfeiture of some or all of the BTA authorizations that we hold. We believe that we have achieved, or will by the end of the BTA build-out period achieve, sufficient coverage capability to retain our BTA authorizations in which we intend to operate.

     In October, 1997, we entered into a lease and purchase option agreement with CS Wireless for 10 BTAs and portions of four additional BTAs licensed to us. Under this agreement, CS Wireless has agreed to reimburse us for all amounts paid by us to the FCC for the BTAs leased to CS Wireless. The agreement also provides CS Wireless the option to purchase the leased BTAs. See
"Business -- Recent Transactions."

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

     WCS Licenses. In February 1997 the FCC reallocated and assigned the use of the frequencies at 2305-2320 MHz and 2345-2360 MHz to the Wireless Communications Services ("WCS"). WCS licensees are permitted to provide fixed, mobile and radiolocation services throughout their 2.3 GHz band. In addition, satellite digital audio radio service may be provided on all frequencies in the band except for those at 2305-2310 MHz. The regulatory treatment of WCS licensees depends on the type(s) of services they provide.

     WCS licenses, which generally are awarded by the FCC through competitive bidding, have terms of 10 years. Although the licenses carry with them a "renewal expectancy," each WCS licensee is subject to certain "substantial service" requirements that must be met during the initial license term. "Substantial service" is defined by the FCC as "service which is sound, favorable, and substantially above the level of mediocre service which just might minimally warrant renewal." Failure by a licensee to meet this requirement may result in a forfeiture of its license. In December 1998, CS Wireless agreed to assign to us 20 MHz of WCS spectrum in 19 markets. See "Business -- Recent Transactions."

     Transmission. The FCC also regulates transmitter locations and signal strengths. The operation of an MDS, MMDS and ITFS system typically requires the co-location of a commercially viable number of channels operating with common technical characteristics. To co-locate channels, an applicant must demonstrate that its proposed signal does not violate interference standards in the FCC-protected area of previously-authorized MDS, MMDS and ITFS stations. An MDS and MMDS license holder generally is protected from interference from another MDS or MMDS operator within a 35-mile radius of the base station. An ITFS license holder generally is entitled to protection to all of its receive sites. In addition, an ITFS station is entitled to a 35-mile protected service area (1) during the use of the station's excess channel capacity by an MMDS operator if it has requested and received a protected service area from the FCC or (2) from all MDS, MMDS and ITFS station licensees that implement two-way digital operations.

     Two-Way Authorization. In September 1998 the FCC amended its rules to allow for the use of MMDS spectrum for fixed, two-way digital voice, video and data communications. As amended, these rules are referred to as the "two-way rules." Although petitions for reconsideration or clarification of various portions of the ruling remain pending, portions of the two-way rules became effective on February 8, 1999, and we expect the remainder of the rules to become effective in the third quarter of 1999. Under the two-way rules, the FCC:

     - permits MDS, MMDS and ITFS licensees to provide digital two-way communications services,

     - provides a number of technical parameters to mitigate the potential for interference among service providers and to ensure interference protection for existing MDS, MMDS and ITFS licensees,

     - simplifies and streamlines the licensing process, and

     - modifies the ITFS programming requirements in the digital environment.

     The two-way rules are intended to provide licensees and operators in the MMDS spectrum with the technical and operational flexibility to add various digital two-way services to their current offerings. The two-way rules permit the use of MDS, MMDS and ITFS frequencies for both downstream and response transmissions. Two-way service is provided through the use of "response" stations, such as at the customer's premises, and response station "hubs," or base stations, which serve as collection points for response transmissions. The two-way rules also permit a cellular system design using a "signal booster station," or additional transmission site not located at the base station, which is used either to originate or relay signals to customers and also serve as a response station hub for those customers.

     Under the two-way rules, all 33 MDS, MMDS and ITFS channels generally can be used for upstream or downstream communications. All channels will continue to be subject to the FCC's interference protection requirements and existing or future channel capacity lease agreements. In addition, MDS, MMDS and ITFS operators that operate digital two-way communications systems are permitted to "shift" required ITFS educational programming to any MDS, MMDS or ITFS channel within the same operating system or, subject to certain limitations, "swap" their channels for other channels in the same
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

market. However, channel swaps represent changes in licensees, and require the filing of applications with the FCC and receipt of FCC approval.

     The FCC has stated that it will, by public notice, announce its plans to hold a one-time, initial one-week filing window for two-way applications. That filing window is expected to occur some time in the third quarter of 1999. All applications filed during this one-week window will be considered as having been filed on the same day. Applicants must certify that they are in compliance with all applicable technical, interference and notification rules, including all necessary interference consent letters. The FCC has indicated that its staff will review the applications for completeness, but generally will not conduct its own interference studies. The FCC will issue a public notice of its receipt of the filed applications, after which applicants will have 60 days to resolve engineering conflicts and amend their applications. The FCC will then issue a second public notice accepting the applications that also sets another 60-day period for parties to file petitions to deny.

     After the initial one-week filing window, the FCC will use a "rolling" one-day filing window for booster and hub applications. Applications will be placed on public notice, giving parties 60 days to file petitions to deny. If no petitions to deny are filed, the applications are granted on the 61st day.

     Regulation of Internet Service Providers. Congress has passed a number of laws that concern the Internet, including the Digital Millennium Copyright Act, the Children's Online Privacy Protection Act, the Children's Online Protection Act and the Protection of Children from Sexual Predators Act of 1998. Generally, these laws provide liability limitations for Internet service providers that do not knowingly engage in unlawful activity. Although we do not anticipate that compliance with these laws will have an adverse impact on us, we may be required to implement operating guidelines to comply with the laws and could be subject to liability if we fail to implement appropriate guidelines or otherwise violate any of these new laws.

     Aside from the use of spectrum, the FCC has held that the terms and conditions of providing Internet and Internet access services are not subject to FCC regulation. However, the FCC has held that the provision of Internet access is an interstate service subject to FCC jurisdiction. There can be no certainty that the providing of Internet access services will continue to be free from FCC regulation. Moreover, if we begin providing wireless local loop services, we will be subject to FCC and state regulation of our interstate and intrastate services, respectively.

     The Cable Act. On October 5, 1992, Congress passed the Cable Television Consumer Protection and Competition Act of 1992 (the "Cable Act"). Pursuant to the Cable Act, effective October 6, 1993, commercial broadcasters may require cable operators to obtain their consent before retransmitting their signals. The FCC has exempted wireless cable providers from the retransmission consent rules if the receive-site antenna is either owned by the subscriber or within the subscriber's control and available for purchase by the subscriber upon the termination of service. In all other cases, wireless cable providers must obtain consent to retransmit broadcast signals. We believe that we have obtained substantially all consents required to retransmit local broadcast signals in our subscription television markets. We cannot assure you that existing consents will be maintained or renewed or that we will be able to obtain any additional necessary consents on terms satisfactory to us, if at all. Unlike hard-wired cable systems, wireless cable systems, are not required under the Cable Act and the FCC's "must carry" rules to retransmit a specified number of local commercial and non-commercial television or qualified low power television signals.

     The Cable Act and the FCC's implementing regulations are intended to insure wireless cable operators have access to cable programming in fair and non-discriminatory terms. If a wireless cable operator is unable to obtain programming on what it considers to be fair and non-discriminatory terms, then it may file a compliant with the FCC. Access to certain programming may be impeded or delayed as a result.

     Copyright. Under the Federal copyright laws, permission from the copyright holder generally must be secured before certain video programs may be retransmitted. Under Section 111 of the Copyright Act of

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

1976, certain "cable systems," including wireless cable providers, are entitled to engage in the secondary transmission of programming without the prior permission of the holders of copyrights in the programming if a compulsory copyright license is secured. Such a license may be obtained upon the filing of certain reports and the payment of certain fees set by copyright arbitration royalty panels. We believe we have obtained all compulsory copyright licenses required for each of our subscription television markets.

     In 1994, Congress enacted legislation that clarified the ability of wireless cable providers to obtain the benefit of the Section 111 compulsory copyright license. Periodically, Congress has considered proposals to phase out the Section 111 compulsory license. In response to a request from Congress, the U.S. Copyright Office held a public hearing on the issue of compulsory licenses in May 1997 and endorsed eventual replacement of the statutory license by a free market negotiated license while recommending retention of the existing license for the near future. Congress currently is holding hearings to review this and other recommendations. Because our wireless cable systems retransmit only a limited number of broadcast channels, we do not believe that the termination of the compulsory copyright license would have a material adverse effect on our financial condition, results of operations or cash flows.

     Other Regulations. MMDS operators are subject to regulation by the FAA for the construction, maintenance and lighting of transmission towers and by certain local zoning regulations affecting construction of towers and other facilities. There may also be restrictions imposed by local authorities.

RECENT TRANSACTIONS

     CS Wireless Transaction. Effective December 2, 1998, Nucentrix, CAI Wireless Systems, Inc. and CS Wireless signed a Master Agreement pursuant to which CAI purchased our 36% equity interest in CS Wireless for $1.5 million. In addition, CS Wireless agreed to assign to us channel rights to MDS-1 channels (2150 MHz-2156 MHz) in Austin, Corpus Christi, El Paso and Killeen, Texas, and WCS (2.3 GHz) frequencies in 19 markets, an operating wireless cable system in Radcliffe/Story City, Iowa with approximately 1,600 subscribers, and certain subscriber equipment. We also agreed to assign MMDS channel rights and related equipment in Portsmouth, New Hampshire to CS Wireless. Following this transaction, we retained no equity interest or corporate governance rights in CS Wireless.

     We and CS Wireless have filed for FCC approval of the assignment to us of the MDS-1 channels. We also have agreed with CS Wireless, upon execution of a comprehensive two-way interference coordination agreement, to file for approval of the assignment to us of the WCS Spectrum. We have executed a spectrum lease with CS Wireless giving us the exclusive right to use the MDS-1 channels, subject to certain pre-existing leasehold interests, and the WCS spectrum pending FCC approval of these assignments. The transfers and assignments will occur following FCC approval, at which time we have agreed to cancel a promissory note issued by CS Wireless to us, the outstanding balance of which, prior to December 2, 1998, was approximately $2.3 million. These lease arrangements may be terminated by CS Wireless if FCC approval is not obtained by September 1999, in which case we would retain the promissory note issued by CS Wireless. We also are operating the Radcliffe/Story City market under a management arrangement with CS Wireless, which CS Wireless also could terminate if FCC approval is not obtained.

TRADEMARKS

     We own common law rights in, and have federal registrations pending in the United States for, the marks NUCENTRIX BROADBAND NETWORKS and NUCENTRIX TELECOM, which we use in connection with our wireless broadband network services. We intend to use these trademarks in connection with the implementation of our business strategy and consider these intellectual property rights important to our business. We also own common law trademark rights in, and have federal registrations pending in the United States for, the stylized marks HEARTLAND and HEARTLAND CABLE TELEVISION. We also own common law trademark rights in and have a federal registration on the trademark HEARTLAND WIRELESS and design in the United States. Because of the recognition of these

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

trademarks in the subscription television markets in which we operate, we consider these intellectual property rights important to our business.

LEGAL PROCEEDINGS

     Chapter 11 Proceeding. On December 4, 1998, we filed a plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code. On March 15, 1999, the bankruptcy court confirmed the plan, which became effective on April 1, 1999. On that date, we also changed our name to Nucentrix Broadband Networks, Inc., from Heartland Wireless Communications, Inc. See "Reorganization."

     Securities Litigation. Nucentrix is a co-defendant in a stockholder action filed in February 1998 in the United States District Court for the Northern District of Texas, styled Coates, et al. v. Heartland Wireless Communications, Inc., et al. (3-98-CV-0452-D). The Coates action involves federal securities laws claims brought by two former stockholders of Nucentrix against Nucentrix and six former officers and/or directors. The complaint asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and alleges that during a period beginning on November 14, 1996, and ending on March 20, 1997, defendants allegedly misrepresented Nucentrix's financial condition in various press releases and public filings. The plaintiffs seek unspecified damages, costs and expenses, including attorneys' and experts' fees. On November 2, 1998, the court granted the defendants' motion to dismiss the plaintiffs' complaint. The court granted the plaintiffs permission to replead, and the plaintiffs filed an amended complaint on January 4, 1999. A motion to dismiss the amended complaint is pending.

     Three of our former officers and directors are co-defendants in a purported class action lawsuit originally filed in July 1998 in State District Court in Kleburg County, Texas. Nucentrix originally was a named defendant in this lawsuit, which is styled Thompson, et al. v. Heartland Wireless Communications, Inc., et al. (98-371-D). On December 11, 1998, we removed the Thompson action to the United States District Court for the Southern District of Texas (98-CV-567). Plaintiffs in the Thompson action allege state securities laws violations, misrepresentation, and civil conspiracy claims against Nucentrix and three former officers and directors. The petition asserts that, during the purported class period, Nucentrix and certain former officers and directors allegedly misstated material facts concerning Nucentrix's subscriber base and allegedly omitted to disclose the need for a material write-down of accounts receivable relating to our wireless cable subscriber base. Plaintiffs' action further claims that Nucentrix violated generally accepted accounting principles ("GAAP") by allegedly (1) failing to recognize revenue properly, (2) failing to adequately reserve for doubtful accounts receivable and (3) using "unrealistic" amortization periods. The plaintiffs seek unspecified compensatory and punitive damages, costs and expenses, including attorneys' fees and experts' fees, as well as injunctive relief relating to any proceeds derived from defendants' stock sales, if any. The Thompson action seeks to represent a class consisting of anyone who acquired the securities of Nucentrix between November 15, 1995, and March 20, 1997. In May 1999, we were dismissed as a named defendant from the Thompson lawsuit and the lawsuit was remanded to State District Court. Three of our former officers and directors remain named defendants.

     In addition, 14 current and former directors, officers and/or employees of Nucentrix are defendants in a purported class action lawsuit filed in federal court in November 1998 in the Northern District of Texas styled Shehadi, et al.
v. David E. Webb, et al.(3-98-CV-2660-H). The Shehadi action is a purported class action asserted on behalf of all purchasers of Nucentrix's securities on the open market from November 15, 1995, through August 14, 1998. The complaint asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and alleges that, during the class period, Nucentrix and certain former and current directors and officers misstated material facts concerning Nucentrix's subscriber base and allegedly omitted to disclose the need for a material write-down of accounts receivable relating to that subscriber base. The complaint also alleges that Nucentrix failed to write down certain assets and investments in affiliates in accordance with GAAP and over-estimated certain amortization periods relating to subscriber installation costs. The plaintiffs seek unspecified rescissory and compensatory damages, costs and expenses, including attorneys' and experts' fees, as well as unspecified injunctive relief. As of May 31, 1999, the Shehadi action was pending in the United States District Court for the Northern District of Texas. At the time of filing this lawsuit, the plaintiffs also filed a request to withhold issuance of service to
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

all defendants and we do not believe that the plaintiffs have served this lawsuit on any defendant. The lawsuit remains pending.

     Our By-Laws as in effect prior to the April 1, 1999, effective date of our plan of reorganization provided for indemnification of our officers and directors to the fullest extent permitted under Delaware law. Generally, Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") permits a corporation to indemnify any person who was or is a party to any action because such person is or was a director, officer, employee or agent of such corporation for liabilities related to any such action if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of such corporation. As a result, our current and former directors and officers who are parties to the Coates, Thompson or Shehadi actions may have a claim for indemnification against us to the extent they incur liabilities resulting from or incur expenses in defending these actions. The treatment of any such claims is provided for in our plan of reorganization.

     Under Section 11.5 of our plan of reorganization, we are obligated, to the extent permitted under the DGCL, to indemnify persons who served as officers or directors of Nucentrix on or after April 25, 1997, for certain liabilities arising as a result of such persons having served as an officer or director of Nucentrix, including, subject to the limitations described below, liabilities arising out of their being named as a defendant in the Coates, Thompson or Shehadi actions. We refer to our obligation under Section 11.5 of our plan of reorganization as "Assumed Indemnity Obligations." Our Assumed Indemnity Obligations do not apply, however, with respect to any liability arising from acts or omissions occurring prior to April 25, 1997, if the liability is based on (1) a breach of their duty of loyalty to us or our stockholders, (2) acts or omissions taken not in good faith and not in a manner they reasonably believed to be in or not opposed to our best interest or which involve intentional misconduct, gross negligence or a knowing violation of law or (3) any transaction from which the director of officer derived any improper personal benefit. Claims asserted by former directors and officers of Nucentrix which are not covered by our Assumed Indemnity Obligations, to the extent allowed by the bankruptcy court, are classified as Class 6 Indemnity Claims under our plan of reorganization. Under Section 4.6 of our plan of reorganization, holders of Class 6 Indemnity Claims allowed by a Bankruptcy Court are entitled to recover on account of such claims only to the extent of any available coverage under our corporate liability insurance, including any self-insured retention under those policies.

     All of our former officers and directors of Nucentrix who are defendants in the Coates, Thompson and Shehadi actions, other than two former officers and directors who are defendants in each of the Coates, Thompson and Shehadi actions and three additional former officers who are defendants in the Shehadi action, served as an officer or director after April 25, 1997, and, therefore, are beneficiaries of the Assumed Indemnity Obligations. To the extent the five former officers and directors or any other former or current officer or director who otherwise is not entitled to the benefit of the Assumed Indemnity Obligations incur liability in any of these lawsuits, we believe that any claim they may assert against us for indemnification, to the extent allowed by the bankruptcy court, will be treated as Class 6 Indemnity Claims under our plan of reorganization and their recovery will be limited to any available proceeds of our corporate liability insurance. To the extent any of the other former or current officers or directors incur any liability in any of these lawsuits, we would be obligated to indemnify such persons, subject to the exceptions described above, to the extent the proceeds of our corporate liability insurance are insufficient to cover such liabilities.

     To the extent plaintiffs in the Coates, Thompson and Shehadi actions are entitled to any recovery from us and the bankruptcy court allows any claim they may file against us, we believe any such claim for recovery would be classified under our plan of reorganization as a Class 7 Bondholder Litigation Claim, which is a claim based on the purchase or sale of our debt securities, or a Class 8 Stockholder Litigation Claim, which is a claim based on the purchase or sale of our equity securities. Under our plan of reorganization, each holder of a Bondholder Litigation Claim that is allowed by the bankruptcy court will be entitled to receive, in full satisfaction of such claim, (1) a pro rata portion of any liability insurance proceeds that remain after the satisfaction of our Assumed Indemnity Obligations and payments made on Class 6 Indemnity Claims and
(2) if insurance proceeds are insufficient to satisfy such claim in full, a pro
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rata portion of the 275,000 warrants that we are obligated to issue under our plan of reorganization, up to the number of warrants with a value sufficient to satisfy the allowed amount of such claim. Each holder of a Stockholder Litigation Claim that is allowed by the bankruptcy court will be entitled to receive, in full satisfaction of such claim, (1) a pro rata portion of any liability insurance proceeds that remain after the satisfaction of our Assumed Indemnity Obligations, Class 6 Indemnity Claims and Bondholder Litigation Claims and (2) if insurance proceeds are insufficient to satisfy such claim in full, a pro rata portion of the Stockholder Litigation Claims portion of the 275,000 warrants that we are obligated to issue under our plan of reorganization, up to the number of warrants with a value sufficient to satisfy the allowed amount of such claim. The Stockholder Litigation Claims Portion of these warrants will be that portion of the warrants that remain after satisfaction of Bondholder Litigation Claims that bears the same proportion to the total number of remaining warrants as the number of shares of equity interests represented by allowed Stockholder Litigation Claims bears to the number of shares of equity interests represented by the allowed Stockholder Litigation Claims and the allowed claims of previous holders of common stock and other equity interests in Nucentrix prior to the Effective Date.

     We intend to vigorously defend the Coates, Thompson and Shehadi actions. While it is not feasible to predict or determine the final outcome of these proceedings or to estimate the amounts or potential range of loss for these matters, management believes that an adverse outcome in one or more of these proceedings against one or more persons entitled to the benefit of Assumed Indemnity Obligations which, in the aggregate, exceeds or otherwise is excluded from applicable insurance coverage, could have a material adverse effect on our financial condition, results of operations or cash flows.

     Late Fee Litigation. Nucentrix is a party to two purported class action lawsuits filed in May 1998 and pending in State District Court in Brooks and Grayson Counties, Texas. The lawsuits are styled Garcia, et al. v. Heartland Wireless Communications, Inc. d/b/a Heartland Cable Television (98-60898-1) and Warren, et. al. v. Heartland Wireless Communications, Inc. (98-0715). The lawsuits allege that the administrative late fees charged by Nucentrix are not reasonably related to the costs incurred by Nucentrix as a result of late payment of accounts. The plaintiffs seek to certify a class to represent all persons receiving cable service from Nucentrix or who have been charged a late fee by Nucentrix. The plaintiffs seek a declaration that any contractual provisions for Nucentrix's late fees are void or usurious, and seek unspecified money damages, interest, attorneys' fees and costs.

     Nucentrix also is a party to a purported class action filed in December 1998 in State District Court in Nueces County, Texas styled Ysasi, et al. v. Heartland Wireless Communications, Inc. (98-6430-B). The Ysasi action alleges that certain liquidated damages provisions of our customer agreements are unconscionable, invalid and illegal, and therefore unenforceable. The plaintiffs also allege that our administrative late fees are "unreasonably large" and therefore unenforceable. The plaintiffs seek to represent a class consisting of all persons who first signed a customer agreement with Nucentrix after December 4, 1998, that contained these liquidated damages provisions. The plaintiffs seek
(1) a declaration that the liquidated damages provisions of our customer agreements are invalid and illegal, (2) an injunction enjoining Nucentrix from enforcing such provisions and (3) recovery of all amounts paid under such liquidated damages provisions, attorneys' fees, prejudgment and post-judgment interest and costs.

     We intend to vigorously defend the late fee actions. While it is not feasible to predict or determine the final outcome of these proceedings or to estimate the amounts or potential range of loss with respect to these matters, management believes that an adverse outcome in one or more of these proceedings could have a material adverse effect on our financial condition, results of operations or cash flows.

     Other. Nucentrix is a party, from time to time, to routine litigation incident to our business. We do not believe that any other pending litigation matter will have a material adverse effect on our consolidated financial position, results of operations or cash flows.

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EMPLOYEES

     As of May 31, 1999, we had approximately 730 employees. None of our employees is subject to a collective bargaining agreement. We have experienced no work stoppages and believe that we generally have good relations with our employees. We also presently use the services of independent service providers to install certain components of our operating systems.

PROPERTIES

     We lease approximately 24,000 square feet of office space for our executive offices in Plano, Texas. Approximately 1,900 square feet of this space is subleased to CS Wireless. We lease approximately 6,300 square feet of space for telemarketing, customer care operations and training facilities in Durant, Oklahoma from an affiliate of Mr. L. Allen Wheeler, a former director of Nucentrix, and Mr. David E. Webb, a former executive officer and director of Nucentrix, under leases that expire March 1, 2000. We pay approximately $48,000 per year for the Durant space. We believe that the facilities described above are leased at fair market value and are adequate for the foreseeable future.

     The principal physical assets of our operating systems consist of satellite signal reception equipment, radio transmitters and transmission antennae, as well as office space and base station and headend space. We lease office space for our existing markets and may, in the future, purchase or lease additional office space in other locations if we launch other systems. We also own transmission towers or leases space on transmission towers located in our markets. We believe that office space and space on transmission towers currently is available on acceptable terms in the markets where we intend to operate.

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                                    GLOSSARY

     Set forth below are certain defined terms used in this prospectus.

     Base stations -- Locations where wireless data transmitting and receiving and headend equipment is installed for distribution of service to customers.

     BTA or basic trading area -- Specified geographic areas used by the FCC for purposes of allocating radio frequency spectrum. The United States is broken down into 493 basic trading areas based on major trading areas for economic purposes.

     CLEC (Competitive Local Exchange Carrier) -- A local exchange service provider (carrier) that competes on a selective basis for, among other things, local exchange, long distance, data transport and/or Internet access services. CLECs lease local loops from the ILECs at wholesale rates for resale to end users.

     CPE (Customer Premise Equipment) -- Equipment located at a customer's home or office that is used to receive and transmit wireless communications or wireless cable television programming.

     DBS (Direct Broadcast Satellite programming) -- A satellite system which enables the transmission of an encoded signal directly from a satellite to the subscriber's home.

     DSL (Digital Subscriber Lines) -- Digital service technology that allows two-way communications to and from individual subscribers through an ILEC's existing telephone lines.

     "Fixed wireless" refers to wireless data transmission from a fixed transmission facility to a fixed reception facility.

     "GHz" (Gigahertz)  -- See "Hertz, Megahertz and Gigahertz."

     Headend -- Equipment necessary to receive video programming via satellite transmission and combine the signals into a channel lineup for distribution.

     Hertz, Megahertz and Gigahertz -- The dimensional unit for measuring the frequency with which an electromagnetic signal cycles through the zero-value state between lowest and highest states. One hertz (abbreviated Hz) equals one cycle per second. MHz (Megahertz) stands for millions of Hertz. GHz (Gigahertz) stands for billions of Hertz.

     ILEC (Incumbent Local Exchange Carrier) -- The local exchange carrier that was the monopoly carrier prior to the opening of local exchange services to competition.

     Internet -- A global collection of interconnected computer networks which use a specific communications protocol.

     IP (Internet protocol) -- A set of networking protocols that provide communications access across interconnected networks. IP includes standards for how computers communicate and conventions for connecting networks and routing traffic.

     ISDN (Integrated Services Digital Network) -- An information transfer standard for transmitting digital voice and data over telephone lines at speeds up to 128 KB per second.

     ISP (Internet Service Provider) -- A service provider that provides access to the Internet by sharing communications lines and equipment.

     ITFS (Instructional Television Fixed Service) -- 20 radio frequency channels in the 2500-2686 MHz band.

     Kbps (Kilobits) per second -- A transmission rate. One kilobit equals 1,024 bits of information.

     LEC (Local Exchange Carrier) -- Any telephone service provider offering local exchange services. LECs include ILECs, RBOCs and CLECs.

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     LMDS (Local Multipoint Distribution Service) -- A wireless point to multipoint communications service.

     Mbps (Megabits) per second-- A transmission rate. One megabit equals 1,024 kilobits.

     MHz (Megahertz) -- See "Hertz, Megahertz and Gigahertz."

     MDS (Multipoint Distribution Service) -- Two radio frequency channels in the 2150-2160 MHz range and 3 channels in the 2650-2680 MHz band.

     MDU (Multiple Dwelling Unit) -- High density residential complexes such as apartment buildings, condominiums, cooperatives, townhouses and mobile home communities.

     MMDS (Multichannel Multipoint Distribution Service) -- Eight channels in the 2596-2644 MHz band. Also refers in general to a wireless point to multipoint distribution system using microwave transmitting and receiving equipment using MDS, MMDS and ITFS channels.

     Modem -- Short for modulator/demodulator, a device for transmitting information over a standard telephone line.

     RBOC (Regional Bell Operating Company) -- ILECs created by the divestiture of the local exchange business of AT&T. These include BellSouth, Bell Atlantic, Ameritech, US WEST and SBC Communications.

     SFU (Single Family Unit) -- A residence typically consisting of one family.

     SOHO -- Small office/home office.

     T1 -- A high-speed digital circuit typically linking high volume customer locations to long distance carriers or other customer locations. T1 service accommodates transmission speeds of up to 1.544 Mbps per second, which is equivalent to 24 voice grade equivalent circuits.

     VOIP (Voice over Internet Protocol) -- Technology designed to support voice communications over packet networks such as the Internet.

     WCS (Wireless Communications Services) -- A service licensed to provide fixed, mobile and radiolocation services throughout its 2.3 GHz band.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of Nucentrix and their ages as of the date of this prospectus are given below. Each director took office as of the Effective Date and will serve until a successor is elected and qualified or until his earlier resignation or removal.

NAME                                         AGE                    POSITION(S) HELD
----                                         ---                    ----------------
Carroll D. McHenry.........................  56    Chairman of the Board, President, Chief Executive
                                                     Officer and Director
Marjean Henderson..........................  48    Senior Vice President and Chief Financial Officer
Alexander R. Padilla.......................  56    Senior Vice President -- Business Development
J. Curtis Henderson........................  36    Senior Vice President, General Counsel and
                                                     Secretary
Frank H. Hosea.............................  50    Senior Vice President -- Video Operations
Richard B. Gold............................  44    Director
Terry S. Parker............................  54    Director
Mark G. Schoeppner.........................  38    Director
Neil S. Subin..............................  34    Director
R. Ted Weschler............................  38    Director

     Carroll D. McHenry joined Nucentrix as Chairman of the Board, President, Chief Executive Officer and Acting Chief Financial Officer in April 1997. Mr. McHenry currently serves as Chairman of the Board, President and Chief Executive Officer. Prior to joining Nucentrix, Mr. McHenry was a senior executive at Alltel, Inc., a national communications holding company, most recently serving as President of Alltel's Communications Services Group, and serving as President of Alltel Mobile Communications, Inc., from July 1992 to May 1995. From 1991 to 1992, Mr. McHenry was Vice President of Cellular Business Development at Qualcomm, Inc. From 1989 to 1991, Mr. McHenry was President, Chief Executive Officer and Chairman of the Board of Celluland, Inc., a franchisor of cellular telephone stores. From 1980 to 1989, Mr. McHenry served in various capacities with Mobile Communications Corporation of America ("MCCA") and as President and Chief Executive Officer of American Cellular Communications, a joint venture between MCCA and BellSouth. Mr. McHenry is currently a director of Wireless One, Inc.

     Marjean Henderson joined Nucentrix in August 1997 as Senior Vice President and Chief Financial Officer. Ms. Henderson was appointed Assistant Secretary in December 1997. From April 1996 to April 1997, Ms. Henderson served as Senior Vice President and Chief Financial Officer for Panda Energy International, Inc., a global energy concern. From December 1993 to October 1995, Ms. Henderson served as Senior Vice President and Chief Financial Officer for Nest Entertainment, Inc., a home video and movies concern. From October 1987 to December 1993, Ms. Henderson served as Vice President, Chief Financial Officer and Treasurer for RCL Enterprises, the Lyons Group, Lyrick Studios and Big Feet Productions. Ms. Henderson currently is a director of Wireless One.

     Alexander R. Padilla joined Nucentrix in July 1998 as Senior Vice
President -- Business Development. From January 1997 to July 1998, Mr. Padilla was Manager of Business Development for KPMG LLP's Enterprise Integration Services Group. From February 1995 to December 1996, Mr. Padilla was Director of Sales for Pinpoint Communications, a start-up wireless communications concern. From October 1989 to December 1994, Mr. Padilla was District Manager of Network Equipment Technologies, a manufacturer of wide area network telecommunications products.

     J. Curtis Henderson joined Nucentrix in May 1996 as Vice President, General Counsel and Secretary. In September 1998, Mr. Henderson was appointed Senior Vice President. From July 1994 to April 1996, Mr. Henderson was Senior Vice President, General Counsel and Secretary of ZuZu, Inc., a restaurant and franchising company in Dallas, Texas. Prior to his employment at ZuZu, Mr. Henderson was an associate with the Dallas law firm of Locke Purnell Rain Harrell.

     Frank H. Hosea joined Nucentrix in November 1998 as Senior Vice
President -- Video Operations. From June 1996 to November 1998, Mr. Hosea was Senior Vice President and Chief Operating Officer for CS Wireless. From July 1995 to June 1996, Mr. Hosea was a marketing and operations consultant for Time Warner. From February 1990 to July 1995, Mr. Hosea was Vice President of Sales Field Marketing for KBLCOM, Inc., a division of Time Warner and Houston Industries.

     Richard B. Gold has been the President and Chief Executive Officer of GenOA Corporation, a privately-held optical communications equipment company, since January 1999. Between November 1991 and December 1998, Mr. Gold held various senior-level executive positions with Pacific Monolithics, Inc., a supplier of wireless communications equipment, including Vice President -- Engineering, Chief Operating Officer, and from January 1997 through December 1998, President and Chief Executive Officer. From 1987 through 1991, Mr. Gold was Executive Director of the Massachusetts Microelectronics Center, a non-profit education and research consortium. On October 13, 1998, Pacific Monolithics filed a voluntary Chapter 11 bankruptcy petition. Mr. Gold is a member of the Audit Committee of the Board of Directors.

     Terry S. Parker became a director of Nucentrix in April 1998. Mr. Parker currently is an independent consultant in the telecommunications industry. From March 1995 to July 1996, Mr. Parker was President and Chief Operating Officer for CellStar Corporation, a domestic cellular telecommunications distributor. From October 1993 to March 1995, Mr. Parker was Senior Vice President for GTE Personal Communications Services, GTE's cellular telecommunications division. From August 1990 to October 1993, Mr. Parker was President of GTE Telecommunications Products and Services, a diversified telecommunications services and systems division of GTE. Mr. Parker currently is a director of CellStar Corporation, Illinois Super Conductor, Inc., a superconductor technology firm for the wireless telecommunications industry, and Highway Master Corporation, which sells mobile, data and voice technology products to long-haul trucking companies. Mr. Parker is a member of the Compensation Committee of the Board of Directors.

     Mark G. Schoeppner has been president of Quaker Capital Management Corp. ("Quaker Capital"), an investment management firm, since 1985. Mr. Schoeppner is a chartered financial analyst, a member of the Pittsburgh Society of Financial Analysts and a member of the Wireless Communications Association International. Mr. Schoeppner is a member of the Audit Committee of the Board of Directors.

     Neil S. Subin founded and has been the Managing Director and President of Trendex Capital Management ("Trendex") since 1991. Trendex is a private hedge fund focusing primarily on financially distressed companies. Prior to forming Trendex, Mr. Subin was a private investor from 1988 to 1991 and was an associate with Oppenheimer & Co. from 1986 to 1988. Mr. Subin is a member of the Compensation Committee of the Board of Directors.

     R. Ted Weschler has been an executive officer of Quad-C, Inc. ("Quad-C") since its formation in 1989. Quad-C is a Charlottesville, Virginia-based investment firm that primarily engages in the acquisition of businesses in partnership with company management. Mr. Weschler is currently a member of the Board of Directors of WSFS Financial Corporation, a thrift holding company based in Wilmington, Delaware; Deerfield Healthcare Corporation, a provider of adult day care; Collins & Aikman Floorcoverings, a manufacturer of commercial carpeting, Virginia National Bank, a national banking association, NWS Holdings, a national furniture retailer, and Service Partners, a distributor of insulation materials. Mr. Weschler previously served as director of American Quality Cable, Applied Video Technologies and Wireless Cable of Atlanta, all of which were involved in the MMDS industry. Prior to the formation of Quad-C, Mr. Weschler was employed by W. R. Grace & Co. as a special projects assistant to both the Vice Chairman and Chief Executive Officer of Grace, focusing on acquisition and divestiture activities associated with Grace's restaurant, retailing, healthcare, natural resources and chemical operations. Mr. Weschler is a member of the Compensation Committee of the Board of Directors.

     Executive officers of Nucentrix are appointed by the Board of Directors and serve at the discretion of the Board. Employment agreements with the executive officers are described in "Executive Compensation and Related Information." There are no family relationships between members of the Board of Directors or any executive officers of Nucentrix.

BOARD COMPENSATION

     Cash Compensation. Each non-employee director receives an annual retainer of $5,000 for service as a director, and reimbursement of all ordinary and necessary expenses incurred in attending any meeting of the Board or any committee of the Board. Employees of Nucentrix who also serve as members of the Board of Directors do not receive any additional compensation for service as a director, but are reimbursed for expenses.

     Stock Option Awards. Members of the Board are eligible to participate in the 1999 Share Incentive Plan at the discretion of the Board and on terms and conditions as established by the Board. Effective April 1, 1999, each of the five non-employee directors was granted options to purchase 2,000 shares of common stock at an exercise price of $12.50 per share. As of May 12, 1999, all stock options granted to the non-employee directors on April 1, 1999, were fully vested and exercisable. See "Management -- 1999 Share Incentive Plan."

COMPENSATION OF EXECUTIVE OFFICERS

     The following table sets forth the total compensation awarded to, earned by or paid by Nucentrix to its Chief Executive Officer and its four most highly compensated executive officers who were serving as executive officers at the end of Nucentrix's last completed fiscal year (collectively, the "Named Executive Officers") for services rendered in all capacities to Nucentrix during Nucentrix's fiscal years ended December 31, 1998 and 1997. Except for Mr. Henderson, none of the Named Executive Officers were employees of Nucentrix at any time during 1996.

                           SUMMARY COMPENSATION TABLE

                                           ANNUAL COMPENSATION            LONG-TERM COMPENSATION
                                    ----------------------------------   -------------------------
                                                             OTHER       RESTRICTED    SECURITIES
                                                             ANNUAL        STOCK       UNDERLYING     ALL OTHER
                                                 BONUS    COMPENSATION    AWARD(S)    OPTIONS/SARS   COMPENSATION
NAME AND PRINCIPAL POSITION  YEAR   SALARY($)      $         ($)(1)         ($)           (#)           ($)(2)
---------------------------  ----   ---------   -------   ------------   ----------   ------------   ------------
Carroll D. McHenry........   1998    300,000    150,000(3)       --            --       100,000          4,384
  Chairman, President and    1997    205,768(4) 204,326          --       154,688(5)    350,000         54,364(6)
  Chief Executive Officer
Marjean Henderson.........   1998    195,385     31,500(3)       --            --            --          2,000
  Senior Vice President and  1997     60,923(7)  20,000          --        14,375(8)    100,000             --
  Chief Financial Officer
J. Curtis Henderson.......   1998    146,892     24,885(3)       --            --            --             --
  Senior Vice President and  1997    105,992     24,469          --            --        40,000             --
  General Counsel            1996     56,423(9)      --          --            --        50,000(10)         --
Alexander R. Padilla......   1998     80,769(11)     --          --            --            --             --
  Senior Vice President,
  Business Development
Frank H. Hosea............   1998     22,500(12)     --          --            --            --             --
  Senior Vice President,
  Video Operations

---------------

 (1) While the named executive may have received certain perquisites for such year, such perquisites did not exceed the lesser of $50,000 or 10% of his or her salary and bonus for such year.

 (2) Represents Nucentrix's 401(k) Retirement Plan contributions, except as noted in (6) below.

 (3) Paid under Nucentrix's 1998 Performance Incentive Compensation Plan.

 (4) Mr. McHenry was first employed by Nucentrix on April 25, 1997, at an annual base salary of $300,000.

 (5) Restricted stock grant of 75,000 shares of common stock granted to Mr. McHenry in connection with his hiring. The closing price of the common stock on the Nasdaq National Market on April 23, 1997 (the day before hiring) was $2.0625. Pursuant to the plan of reorganization, all shares of common stock outstanding immediately prior to the Effective Date were canceled on the Effective Date. See "Reorganization."

 (6) Includes $53,347 in relocation expenses paid in 1997 in connection with Mr. McHenry's hiring.

 (7) Ms. Henderson was first employed by Nucentrix on August 27, 1997, at an annual base salary of $180,000.

 (8) Restricted stock grant of 10,000 shares of common stock granted to Ms. Henderson. The closing price of the common stock on the Nasdaq Stock Market's National Market on January 22, 1998 (the date of grant) was $1.4375. Pursuant to the plan of reorganization, all shares of common stock outstanding immediately prior to the Effective Date were canceled on the Effective Date. See "Reorganization."

 (9) Mr. Henderson was first employed by Nucentrix on May 20, 1996 at an annual base salary of $90,000.

(10) Exchanged in August 1997 for options to purchase 12,500 shares of common stock in connection with repricing of such options.

(11) Mr. Padilla was first employed by Nucentrix on July 13, 1998, at an annual base salary of $175,000.

(12) Mr. Hosea was first employed by Nucentrix on November 2, 1998, at an annual base salary of $150,000.

     The following table provides information regarding stock options granted during the fiscal year ended December 31, 1998, to each of the Named Executive Officers. No stock appreciation rights were granted during 1998. Pursuant to Nucentrix's plan of reorganization, the following options were canceled on the Effective Date. See "Reorganization."

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                          INDIVIDUAL GRANTS
                         ---------------------------------------------------
                          NUMBER OF       PERCENT                               POTENTIAL REALIZABLE VALUE
                          SECURITIES      OF TOTAL                               AT ASSUMED ANNUAL RATES
                          UNDERLYING    OPTIONS/SARS   EXERCISE                OF STOCK PRICE APPRECIATION
                         OPTIONS/SARS    GRANTED TO    OR BASE                      FOR OPTION TERM(1)
                           GRANTED      EMPLOYEES IN    PRICE     EXPIRATION   ----------------------------
NAME                         (#)        FISCAL YEAR     ($/SH)       DATE         5% ($)         10% ($)
----                     ------------   ------------   --------   ----------   ------------   -------------
Carroll D. McHenry.....    100,000(2)      76.92        1.4375    1/20/2005     58,520.69      136,378.08

---------------

(1) Potential realizable value is based on the assumption that the price of the common stock appreciates at the annual rate shown, compounded annually, from the date of grant until the end of the five-year option term. The values are calculated in accordance with rules promulgated by the Securities and Exchange Commission and do not reflect Nucentrix's estimate of future stock price appreciation.

(2) Options granted pursuant to Nucentrix's 1994 Employee Stock Option Plan at an exercise price equal to the fair market value on the date of grant.

     The following table provides information with respect to stock options held by the Named Executive Officers during and as of the end of fiscal year 1998. Pursuant to Nucentrix's plan of reorganization, the following options were canceled on the Effective Date. See "Reorganization."

AGGREGATE OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES

                                                         NUMBER OF SECURITIES     VALUE OF UNEXERCISED
                                                              UNDERLYING              IN-THE-MONEY
                                                             OPTIONS/SARS             OPTIONS/SARS
                                                        AT FISCAL YEAR-END (#)   AT FISCAL YEAR-END ($)
                                                             EXERCISABLE/             EXERCISABLE/
NAME                                                        UNEXERCISABLE           UNEXERCISABLE(1)
----                                                    ----------------------   -----------------------
Carroll D. McHenry....................................      70,000/380,000                 0/0
Marjean Henderson.....................................       20,000/80,000                 0/0
J. Curtis Henderson...................................       13,000/39,500                 0/0

---------------

(1) The last sale price of the common stock on December 31, 1998, as reported on the Over-the-Counter Bulletin Board Quotation System, was $0.02, which was less than the exercise price of the options reported.

EMPLOYMENT AGREEMENTS AND CHANGE IN CONTROL ARRANGEMENTS

     Carroll D. McHenry. Nucentrix entered into an employment agreement with Carroll D. McHenry for a term of three years, effective as of March 6, 1998. Under the employment agreement, Nucentrix has agreed to pay Mr. McHenry an annual base salary of not less than $300,000. On each anniversary of the effective date of the agreement, the term is automatically extended for one additional year unless Nucentrix or Mr. McHenry elects to forego any such extension by giving notice to the other party at least 90 days before the applicable anniversary of the effective date. Under the employment agreement, if Mr. McHenry's employment is terminated by Nucentrix other than for cause, as defined in the employment agreement, or on account of Mr. McHenry's death or permanent disability, or if Mr. McHenry resigns for good reason, as defined in the employment agreement, then Nucentrix has agreed to pay Mr. McHenry a severance payment equal to his then-current annual base salary (excluding any bonuses) for the balance of the term of his employment agreement.

     Other Named Executive Officers. Nucentrix also has entered into employment agreements with each of Marjean Henderson, Alexander R. Padilla, J. Curtis Henderson and Frank H. Hosea. Ms. Henderson's and Mr. Henderson's employment agreements became effective on April 8, 1998. Mr. Padilla's employment agreement became effective on July 13, 1998. Mr. Hosea's employment agreement became effective on November 3, 1998. Each of these employment agreements are for a term of two years from their respective effective dates. Under the employment agreements, Nucentrix has agreed to pay each officer an annual base salary of not less than: Ms. Henderson -- $200,000, Mr. Padilla -- $175,000, Mr.
Henderson -- $144,000, Mr. Hosea -- $150,000.

     On each anniversary of the effective date of each employment agreement, the term is automatically extended for one additional year unless Nucentrix or the respective officer elects to forego any such one-year extension by giving notice to the other party at least 90 days before such anniversary of the effective date. Under each employment agreement, if an officer's employment is terminated by Nucentrix other than for cause (as defined in each employment agreement) or on account of the officer's death or permanent disability, or if the officer resigns for good reason (as defined in each employment agreement), then Nucentrix is required to pay the officer a severance payment equal to his or her then-current annual base salary (excluding any bonuses) for the balance of the term of the officer's employment agreement.

     None of the employment agreements discussed above provide for a bonus payment in addition to the officer's annual base salary. The officers are eligible, independent of the employment agreements, to participate in and receive bonuses or awards under Nucentrix's Performance Incentive Compensation Plan and the 1999 Share Incentive Plan.

1999 SHARE INCENTIVE PLAN

     The 1999 Share Incentive Plan provides for the granting of stock options and stock appreciation rights for non-employee directors, officers and key employees of, and consultants to, Nucentrix and its subsidiaries. Pursuant to the 1999 Share Incentive Plan upon a "Change in Control" of Nucentrix, all outstanding benefits will immediately vest and become exercisable and all performance targets relating to outstanding benefits shall be deemed to have been satisfied as of the time of a Change in Control. The Committee, in its discretion, also may determine that, upon the occurrence of a Change in Control of Nucentrix, each option outstanding under the 1999 Share Incentive Plan shall terminate within a specified number of days after notice to the holder, and such holder shall receive with respect to each share of New Common Stock that is subject to an Option an amount equal to the excess of the fair market value of such share of New Common Stock immediately prior to the occurrence of such Change in Control over the exercise price per share of such Option. For the purposes of the 1999 Share Incentive Plan, a "Change in Control" occurs upon any of four situations: (1) any person (other than an employee benefit plan of Nucentrix) acquires 50% or more of the combined voting power of Nucentrix's outstanding securities then entitled to vote for the election of directors; (2) during any period of two consecutive years, the individuals who at the beginning of such period constitute the Board or any individuals who would be "Continuing Directors" (as defined below) cease for any reason to constitute at least a majority of the Board;

(3) Nucentrix's stockholders approve a sale of all or substantially all of the assets of Nucentrix; or (4) Nucentrix's stockholders approve any merger, consolidation, or like business combination or reorganization of Nucentrix, the consummation of which would result in the occurrence of any event described in clauses (1) or (2) above, and such transaction shall have been consummated. "Continuing Directors" means (x) the directors of Nucentrix in office on the Effective Date and (y) any successor to any such director and any additional director who after the Effective Date was nominated or selected by a majority of the Continuing Directors in office at the time of his or her nomination or selection.

OTHER COMPENSATION PLANS

     Performance Incentive Compensation Plan. Effective January 1, 1998, Nucentrix adopted a Performance Incentive Compensation Plan (the "ICP"). The ICP provides incentive compensation opportunities to Nucentrix's executive officers and other key employees based solely on achievement of predetermined financial goals (such as EBITDA) as well as quantitative individual objectives, such as improvements in churn, collections and service calls. Not more than 50% of a target award may be based on individual objectives. Under the ICP, target awards for the Chief Executive Officer may range from 25% to 75% of his or her annual salary, and between 12.5% and 52.5% of other participants' salaries. ICP bonuses are in addition to any amounts paid under the employee retention program described below.

     Employee Retention Program. Effective April 8, 1998, the Board of Directors of Nucentrix approved an employee retention program for executive officers and other key employees as designated by the Chief Executive Officer. Under the employee retention program, Nucentrix offered a retention bonus of between 15% and 25% of a participant's annual base salary if the individual remained an employee of Nucentrix through March 31, 1999. Pursuant to this plan, in March 1999, Nucentrix paid an aggregate of $728,000 to 96 employees. No further payments will be made under this Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During 1998, the following individuals served on the Compensation Committee of the Board of Directors: Max E. Bobbit, Jack R. Crosby, John A. Sprague and L. Allen Wheeler. Mr. Bobbit resigned from the Board and Compensation Committee on March 6, 1998. Mr. Crosby resigned from the Board and Compensation Committee on June 25, 1998. Mr. Sprague is the managing partner of Jupiter Partners L.P., which held substantially all of the Old Convertible Notes. Mr. Sprague resigned from the Board and Compensation Committee on February 22, 1999. Mr. Wheeler co-founded Nucentrix, held in excess of 10% of the common stock prior to the reorganization, and was a member of the Board until November 24, 1998, when he resigned from the Board and Compensation Committee.

     At December 31, 1998, Nucentrix leased an aggregate of approximately 63,000 square feet for its operations, billing, purchasing, warehouse, administrative, telemarketing and customer call center in Durant, Oklahoma and for office space in Lindsay, Oklahoma from affiliates of Mr. Wheeler at an annual rent of approximately $205,000. Nucentrix believes that such rents are at or below market rates and the terms of such leases are at least as favorable as those Nucentrix would be able to otherwise obtain through arms-length negotiation with an unaffiliated third party. Effective March 31, 1999, Nucentrix terminated approximately 56,000 square feet of these leases in connection with the plan of reorganization. Claims of the lessors for damages will be treated as miscellaneous unsecured claims under our plan of reorganization. See "Reorganization."

     Nucentrix continues to lease approximately 6,300 square feet of space for telemarketing, customer care operations and training facilities in Durant from an affiliate of Mr. Wheeler under leases that expire March 1, 2000. Nucentrix pays approximately $48,000 per year for such space.

                              CERTAIN TRANSACTIONS

     Pursuant to the terms of a registration rights agreement, dated the Effective Date, among Nucentrix and the selling stockholders identified in "Selling Stockholders," we filed with the Securities and Exchange Commission the registration statement of which this prospectus forms a part registering the offer and sale by the selling stockholders of the common stock received by them pursuant to our plan of reorganization. We are obligated to use our commercially reasonable best efforts to keep such registration statement continuously effective for up to three years from the date of its effectiveness, subject to our right to suspend the use of the prospectus for designated corporate purposes specified in the Registration Rights Agreement. We also will pay substantially all of the expenses incident to the registration, offer and sale of the shares of common stock pursuant to this prospectus other than commissions and discounts of underwriters, dealers or agents. Under the Registration Rights Agreement, the selling stockholders will be indemnified by us against certain civil liabilities, including liabilities under the Securities Act of 1933.

     During 1996, Nucentrix paid to Unity Hunt, Inc., an affiliate of Hunt Capital Group, L.L.C., management consulting fees of $120,000 for services provided to Nucentrix by J.R. Holland Jr. Hunt Capital owned approximately 20% of Nucentrix's outstanding common stock in 1996 and Mr. Holland, who served as Chairman of the Board of Directors of Nucentrix from October 1993 until March 1997, was President of Hunt Capital in 1996.

     During 1996 and 1997, Nucentrix paid approximately $97,000 and $95,000, respectively, to an accounting firm controlled by David E. Webb for subscriber and payroll services provided to Nucentrix. Mr. Webb served as a member of the Board of Directors and as Chief Executive Officer of Nucentrix in 1996 and 1997 until his resignation as President and Chief Executive Officer in January 1997 and his resignation from the Board of Directors in March 1997. Mr. Webb also owned approximately 7.1% of Nucentrix's outstanding common stock.

     In 1996 and 1997, Nucentrix leased an aggregate of approximately 51,345 square feet for its operating and marketing offices and warehouse space in Durant and Lindsay, Oklahoma from affiliates of Messrs. Webb and Wheeler at an annual rent of $139,452 in 1996 and $156,000 in 1997. In addition, Nucentrix leased approximately 12,430 square feet for its installation and operating offices in Durant, Oklahoma from an affiliate of Messrs. Webb, Wheeler and Robert R. Story, who served as Senior Vice President of Nucentrix in 1996, at an annual rent of $62,000. In October 1996 Nucentrix purchased a paging franchise and paging assets from an affiliate of Messrs. Webb and Wheeler for $123,250 for multiple-site paging for Nucentrix employees.

     The terms of the leases described above were determined by the parties thereto, and Nucentrix believes that such transactions involving affiliates were on terms no less favorable to Nucentrix than could have been obtained from unaffiliated third parties.

     In February 1997, Nucentrix, CS Wireless, Wireless One and CAI Wireless Systems formed Wireless Enterprises, LLC ("Wireless Enterprises"). Carroll D. McHenry is one of four managers of Wireless Enterprises. Wireless Enterprises is a programming cooperative that negotiates programming and marketing services with suppliers of programming. In 1997 and 1998, Nucentrix paid approximately $15.5 million and $24.5 million, respectively, to Wireless Enterprises as reimbursement of programming expenses and for other administrative services.

          SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

     Based upon information known to Nucentrix as of June 11, 1999, the following table sets forth the ownership of the shares of common stock issued and outstanding as of such date by (a) each person or group or group that is the beneficial owner of more than 5% of such shares on such date, (b) each director or executive officer of Nucentrix on such date and (c) all directors and executive officers of Nucentrix as a group on such date. Unless otherwise indicated, to Nucentrix's knowledge each person holds sole voting and investment power over the shares shown.

                                                                 SHARES
                                                              BENEFICIALLY   PERCENTAGE OF
NAME OF OWNER                                                    OWNED         CLASS(1)
-------------                                                 ------------   -------------
Terrence D. Daniels
  Quad-C, Inc.
  Quad-C IV, LLC
  Quad-C Partners IV, L.P...................................   1,557,997(2)       15.5%
  230 East High Street
  Charlottesville, Virginia 22902
Quaker Capital Management Corporation.......................   1,526,419(3)       15.2%
  401 Wood Street
  1300 Arrott Building
  Pittsburgh, Pennsylvania 15222-1824
Wayland Investment Fund, L.L.C..............................   1,374,794(4)       13.7%
  12700 Whitewater Drive
  Minnetonka, Minnesota 55343
Stephen Feinberg............................................     999,366(5)        9.9%
  450 Park Avenue, 28th Floor
  New York, New York 10002
Richard Reiss, Jr.
Georgica Advisors LLC.......................................     651,832(6)        6.5%
  1114 Avenue of the Americas
  New York, New York 10036
Aspen Partners, L.P.........................................     627,590           6.2%
  1114 Avenue of the Americas, 38th Floor
  New York, New York 10036
Carroll D. McHenry..........................................     200,100(7)        2.0%
Marjean Henderson...........................................      46,690(7)          *
Alexander R. Padilla........................................      25,000(7)          *
J. Curtis Henderson.........................................      46,690(7)          *
Frank H. Hosea..............................................      25,000(7)          *
Richard B. Gold.............................................       2,000(7)          *
Terry S. Parker.............................................       2,000(7)          *
Mark G. Schoeppner..........................................      85,046(8)          *
Neil S. Subin...............................................      80,799(9)          *
R. Ted Weschler.............................................     171,352(10)       1.7%
All executive officers and directors as a group (consisting
  of 10 people).............................................     684,677(11)       6.8%

---------------

  *  Less than 1%.

 (1) Based on 10,048,460 shares of common stock outstanding.

 (2) Based on information set forth in Schedule 13G dated April 10, 1999 (the "Quad-C Schedule 13G") filed by Terrence D. Daniels, Quad-C, Inc. ("Quad-C"), Quad-C IV, L.L.C. ("QCLLC"), and Quad-C Partners IV, L.P. ("QCP IV"). Includes (A) an aggregate of 1,514,585 shares held of record by Quad-C Partners II, L.P. ("QCP II") (287,057), Quad-C Partners III, L.P. ("QCP III") (410,078) and QCP IV (817,450), (B) 32,569 shares held directly by Terrence D. Daniels and (C) 10,843 shares held by the Terrence Daniels Trust. The Quad-C Schedule 13G reflects that (w) Quad-C is the sole general partner of QCP II and is a party to management agreements with QCP III and QCP IV and, as such, may be deemed to beneficially own the 1,514,585 shares of common stock held by QCP II, QCP III and QCP IV, (x) QCLLC is the sole general partner of QCP IV and, as such, may be deemed to beneficially own the 817,450 shares of common stock held directly by QCP IV, (y) each of Quad-C, QCLLC and QCP IV has sole voting and dispositive power with respect to the shares held directly by QCP IV, and (z) Quad-C also has sole voting and dispositive power over the shares held directly by QCP II and QCP III.
     R. Ted Weschler, Vice President of Quad-C, is a member of the Board of Directors of Nucentrix.

     The Quad-C Schedule 13G also reflects that Terrence D. Daniels (A) is the sole manager and a controlling stockholder of QCLLC, the sole director and majority stockholder of Quad-C, the sole manager of Quad-C II, L.L.C. (which is the sole general partner of QCP III), and, as such, may be deemed to beneficially own the 1,514,585 shares of common stock held directly by QCP II, QCP III and QCP IV, (B) is the direct beneficial owner of 32,569 shares of common stock, (C) may be deemed to beneficially own 10,843 shares of common stock through his interest in the Terrence Daniels Trust and (D) has sole voting and dispositive power over an aggregate of 1,557,997 shares of common stock.

 (3) Based on information set forth in Schedule 13G dated April 10, 1999 (the "Quaker Schedule 13G"), filed by Quaker Capital Management Corporation ("Quaker Capital"), Quaker Capital Partners I, L.L.P. ("Quaker I") and Quaker Premiere, L.P. ("Quaker Premiere"). The Quaker Schedule 13G reflects that (A) Quaker I is the direct beneficial owner of 897,638 shares of common stock, Quaker Premiere is the sole general partner of Quaker I and Quaker Capital is the sole general partner of Quaker Premiere, (B) each of Quaker I, Quaker Premiere and Quaker Capital has sole voting and dispositive power over the 897,638 shares of common stock beneficially owned directly by Quaker I, (C) Quaker Capital also has sole voting and dispositive power over an additional 83,046 shares of common stock and (D) Quaker Capital may be deemed to beneficially own, and has shared voting and dispositive power over, 545,735 shares of common stock which are held by a variety of Quaker Capital's investment advisory clients.

 (4) Based on information set forth in Schedule 13G dated April 13, 1999, as amended by Amendment No. 1 to Schedule 13G dated April 23, 1999, and Amendment No. 2 to Schedule 13G dated April 26, 1999.

 (5) Based on information set forth in Schedule 13D dated April 28, 1999 (the "Feinberg Schedule 13D"), filed by Stephen Feinberg. The Feinberg Schedule 13D reflects that (A) Cerberus Partners L.P. ("Cerberus") is the holder of 231,200 shares of common stock, (B) Cerberus International, Ltd. ("International") is the holder of 463,500 shares of common stock, (C) Cerberus Institutional Partners, L.P. ("Institutional") is the holder of 66,466 shares of common stock, (D) certain private investment funds (the "Feinberg Funds") hold, in the aggregate, 238,200 shares of common stock and (E) Mr. Feinberg possesses sole power to vote and direct the disposition of all shares of common stock held by each of Cerberus, International, Institutional and the Feinberg Funds.

 (6) Based on information set forth in Schedule 13D dated April 13, 1999 (the "Reiss 13D"), filed by Richard Reiss, Jr. and Georgica Advisors LLC ("Georgica"). According to the Reiss 13D, Mr. Reiss and Georgica have shared voting and dispositive power over an aggregate of 651,832 shares of common stock. Mr. Reiss is the managing member of Georgica.

 (7) Consists solely of shares of common stock issuable upon the exercise of options granted under the 1999 Share Incentive Plan which currently are exercisable.

 (8) Consists of (A) 41,523 shares held by Mr. Schoeppner, as Trustee for Trust of Carol S. Schoeppner FBO Mark G. Schoeppner, (B) 41,523 shares of common stock held by Ridgeview Partners, a partnership controlled by Mr. Schoeppner and (C) 2,000 shares of common stock issuable upon the exercise of options granted to Mr. Schoeppner under the 1999 Share Incentive Plan which currently are exercisable. Mr. Schoeppner also is President of Quaker Capital. See note (2) above.

 (9) Consists of (A) 78,799 shares of common stock held by Condor Partners IV, L.L.C. ("Condor") and (B) 2,000 shares of common stock issuable upon the exercise of options granted to Mr. Subin under the 1999 Share Incentive Plan which currently are exercisable. As Managing Director of Trendex Capital Management, the investment advisor to Condor, Mr. Subin may be deemed to beneficially own the 78,799 shares held by Condor.

(10) Consists of (A) 161,878 shares held directly by Mr. Weschler, (B) 7,474 shares owned by a limited liability company in which Mr. Weschler owns a 50% interest and (C) 2,000 shares issuable upon the exercise of options granted to Mr. Weschler under the 1999 Share Incentive Plan which currently are exercisable. Mr. Weschler also serves as Vice President of Quad-C. See note (3) above.

(11) Includes an aggregate of 353,480 shares of common stock issuable upon the exercise of options granted under the 1999 Share Incentive Plan which currently are exercisable.

                          DESCRIPTION OF COMMON STOCK

     The Amended and Restated Certificate of Incorporation of Nucentrix authorizes us to issue up to 30,000,000 shares of common stock, par value $.001 per share, and 15,000,000 shares of preferred stock, par value $.001 per share. The following summary of certain provisions of our common stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Nucentrix's Amended and Restated Certificate of Incorporation, which is included as an exhibit to the Registration Statement of which this prospectus is a part, and by the provisions of applicable law.

     As of June 11, 1999, (1) 10,048,460 shares of common stock were issued and outstanding, (2) 1,588,480 shares of common stock were subject to, and reserved for issuance upon the exercise of, warrants and options outstanding and exercisable and (3) no shares of preferred stock were issued or outstanding. The outstanding shares of our common stock are duly authorized, legally issued, fully paid and nonassessable.

COMMON STOCK

     The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The shares of common stock have no preemptive or conversion rights, redemption rights or sinking fund provisions. Holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefor. In the event of liquidation or dissolution, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preference of preferred stock. Holders of a plurality of the shares of common stock voting for the election of directors can elect all of the directors since the holders of the common stock will not have cumulative voting rights. Nucentrix's amended and restated certificate of incorporation provides that Nucentrix shall have the authority to create and issue rights and options entitling the holders of such rights and options to purchase shares of common stock or any other class or series of capital stock of Nucentrix.

REGISTRAR AND TRANSFER AGENT

     The registrar and transfer agent for the common stock and preferred stock is Harris Trust and Savings Bank, 311 West Monroe, 11th Floor, Chicago, IL 60690-2388.

                        SHARES ELIGIBLE FOR FUTURE SALE

     The market price of the common stock may be adversely affected by the sale, or availability for sale, of substantial amounts of the common stock in the public market. Under our plan of reorganization we

     - have issued 10,004,960 shares of common stock,

     - issued warrants to purchase an additional 825,000 shares of common stock,

     - are obligated to issue warrants to purchase an additional 275,000 shares of common stock, and

     - are obligated to issue additional shares of common stock, which we believe will not exceed 75,000, to satisfy miscellaneous unsecured claims that may be allowed by the bankruptcy court. See "Reorganization." We also have issued options to purchase 807,000 shares of common stock under the 1999 Share Incentive Plan, of which options to purchase 43,500 shares of common stock have been exercised and 438,480 currently are exercisable at an exercise price of $12.50 per share.

     All of the shares of common stock issued or to be issued under our plan of reorganization, including the shares that may be issued under the warrants, are freely tradeable under the Securities Act unless held by our "affiliates," as the Securities Act defines that term or by an "underwriter" as defined in the U.S. Bankruptcy Code. We have registered under the Securities Act the shares of common stock to be issued pursuant to the 1999 Share Incentive Plan and, therefore, all shares acquired upon the exercise of options granted under the 1999 Share Incentive Plan also will be freely tradeable under the Securities Act unless purchased by our affiliates.

     Shares held by our affiliates my be sold subject to compliance with Rule 144 of the Securities Act without regard to the prescribed holding period under Rule 144, as described below. In general, under Rule 144, a person, or persons whose shares are aggregated, who has beneficially owned common stock for at least one year is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

     - One percent of the number of shares of common stock then outstanding, or

     - The average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Securities and Exchange Commission.

     Sales under Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about Nucentrix. However, because none of our currently outstanding shares of common stock, and none of the shares to be issued upon the exercise of outstanding warrants or options, are "restricted securities" or defined in Rule 144, the shares may be sold by our affiliates under Rule 144 without regard to the one-year holding period.

     The stockholders for whose benefit this shelf registration statement is being maintained may be deemed affiliates of Nucentrix or may otherwise be subject to limitations on their ability to sell their shares of common stock. The 3,363,536 shares covered by the prospectus constitute approximately 33.5% of our outstanding common stock. The selling stockholders may sell all or any portion of these shares into the public market at any time pursuant to the prospectus without regard to the volume limitations imposed by Rule 144 or restrictions that may be imposed as a result of any selling stockholder being deemed an underwriter as defined in the U.S. Bankruptcy Code.

                              SELLING STOCKHOLDERS

     This prospectus relates to offers and sales of our common stock by the selling stockholders. The following table sets forth, as of June 14, 1999, the name of each selling stockholder, all positions, officers or other material relationships that each selling stockholder has had during the past three years with Nucentrix, the number of shares of common stock owned by each such selling stockholder, and the percentage of outstanding common stock held by each selling stockholder. The shares of common stock subject to the offering and sale by the selling stockholders pursuant to this prospectus constitute all of the shares of our common stock owned directly by the selling stockholders. See also "Security Ownership of Principal Stockholders and Management." Each selling stockholder may offer and sell pursuant to this prospectus all of the shares of common stock held by that selling stockholder as identified below and, assuming that a selling stockholder sells all of its shares of our common stock as listed below, such selling stockholder will no longer own any shares of our common stock. Inclusion in the table below does not imply that any selling stockholder will actually offer and sell any of the shares registered on behalf of the selling stockholders.

                                                               SHARES OF
                                                              COMMON STOCK     PERCENT OF
                                                              OWNED BEFORE     CLASS OWNED
NAME OF OWNER                                                 THE OFFERING   BEFORE OFFERING
-------------                                                 ------------   ---------------
Quad-C Partners IV, L.P.(1).................................    817,450            8.1%
Quad-C Partners III, L.P.(1)................................    410,078            4.1%
Quad-C Partners II, L.P.(1).................................    287,057            2.9%
Quaker Capital Partners I, L.P.(2)..........................    897,638            8.9%
Aspen Partners, L.P.(3).....................................    627,590            6.2%
R. Ted Weschler(1)..........................................    161,878            1.6%
Condor Partners IV, L.L.C.(4)...............................     78,799             .8%
Trust of Carol S. Schoeppner FBO Mark G. Schoeppner(5)......     41,523             .4%
Ridgeview Partners(6).......................................     41,523             .4%

---------------

(1) See note 3 of the table in "Security Ownership of Principal Stockholders and Management." R. Ted Weschler, Vice President of Quad-C, Inc., has been a member of the Board of Directors of Nucentrix since April 1, 1999. Quad-C, Inc. served as a member of the Ad Hoc Committee formed by the holders of Old Senior Notes to participate in negotiating Nucentrix's plan of reorganization and was a member of the committee of unsecured creditors (the "Creditors Committee") appointed by the bankruptcy court to consult with Nucentrix concerning the plan of reorganization and administration of the Nucentrix's chapter 11 proceeding. See "Reorganization."

(2) See note 2 of the table in "Security Ownership of Principal Stockholders and Management." Mark G. Schoeppner, President of Quaker Capital Management Corporation, has been a member of the Board of Directors of Nucentrix since April 1, 1999. Quaker Capital Management also served as a member of the Ad Hoc Committee and the Creditors Committee.

(3) Neil Subin is Managing Director of Trendex Capital Management, investment advisor to Condor Partners IV, LLC. Mr. Subin has been a member of the Board of Directors since April 1, 1999. Condor Partners IV, L.L.C., served as a member of the Ad Hoc Committee and the Creditors Committee.

(4) Aspen Partners, served as a member of the Ad Hoc Committee and the Creditors Committee.

(5) Mark G. Schoeppner is a director of Nucentrix.

(6) Mark G. Schoeppner controls Ridgeview Partners, and R. Ted Weschler owns a 50% interest in Ridgeview Partners.

                              PLAN OF DISTRIBUTION

     The selling stockholders may offer and sell their shares of common stock covered by this prospectus from time-to-time, at prevailing prices or at privately negotiated prices, in one or more transactions including the following:

     - transactions on the Nasdaq National Market, or any other securities exchange or quotation system on which the common stock is then traded,

     - over-the-counter market transactions,

     - privately negotiated transactions other than the over-the-counter market, and

     - in combination of any of the foregoing transactions.

     These transactions may be at market price, at prices related to the market price, at negotiated prices, at fixed prices or at varying prices. If the selling stockholders use the services of an underwriter, broker, dealer or agent to assist with the sale of the common stock, the party providing services may receive compensation for their services. The compensation may be paid by the buyer or the seller of the common stock and may be in the form of a commission, concession or discount. The amount and form of compensation for such services will be determined by the buyer and the seller. The persons providing such services could be considered underwriters under the Securities Act, and any profits received or compensation paid could be considered an underwriting discount or commission under the Securities Act. At the time a particular offer of shares of common stock is made, to the extent required, a supplement to this prospectus will be distributed that will set forth the aggregate number of shares of common stock being offered and the terms of the offering, including the name or names of any underwriter, dealers or agents, any discounts, commission and other items constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

     Under the Exchange Act and applicable rules and regulations promulgated thereunder, any person engaged in a distribution of any of the shares of common stock may not simultaneously engage in market making activities involving the common stock for a period of five days prior to the commencement of the distribution, subject to certain exemptions. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder, including without limitation Regulation M. These regulations may limit the timing of purchases and sales of the common stock by the selling stockholders.

     Under certain state securities or blue sky laws, registered or licensed brokers or dealers must be used to effect sales of capital stock. In addition, certain states require that sales of capital stock must be registered or qualified for sale in such state, or an exemption from registration or qualification must be available and complied with in such state, prior to effecting such sales.

     Pursuant to the Registration Rights Agreement, we will pay substantially all of the expenses incident to the registration, offering and sale of the common stock to the public other than commissions, fees and discounts of underwriters, dealers or agents. Under the Registration Rights Agreement, the selling stockholders and any underwriter they may utilize will be indemnified by us against certain civil liabilities, including liabilities under the Securities Act. See "Certain Transactions."

                                 LEGAL MATTERS

     Certain legal matters in connection with the offering of the common stock hereby will be passed upon for Nucentrix by Vinson & Elkins L.L.P., 2001 Ross Avenue, Suite 3700, Dallas, Texas.

                                    EXPERTS

     The consolidated financial statements and financial statement schedule of Nucentrix as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     We have filed with the SEC a registration statement on Form S-1 (together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933 with respect to the common stock covered by this prospectus. This prospectus, which forms a part of the Registration Statement, omits selected information contained in the Registration Statement, and you should refer to the Registration Statement for further information with respect to Nucentrix and the common stock covered by this prospectus. Statements contained in this prospectus concerning the provisions or contents of any documents are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC. We are subject to the information requirements of the Securities Exchange Act of 1934, and in accordance therewith file periodic reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information, as well as the registration statement, including the exhibits and schedules thereto, may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at 7 World Trade Center, 13th Floor, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from such offices, upon payment of the fees prescribed by the SEC. The SEC maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as Nucentrix that submit electronic filings to the SEC. Our Common Stock is listed on the Nasdaq National Market System, and such reports, proxy and information statements and certain other information also can be inspected at the office of Nasdaq Operations, 1735 K Street, NW, Washington, DC 20006.

                         INDEX TO FINANCIAL STATEMENTS

              NUCENTRIX BROADBAND NETWORKS, INC. AND SUBSIDIARIES
        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

                                                              PAGE
                                                              ----
Introduction to Unaudited Pro Forma Condensed Consolidated
  Financial Information.....................................   F-2
Unaudited Pro Forma Condensed Consolidated Balance Sheet as
  of March 31, 1999.........................................   F-3
Unaudited Pro Forma Condensed Consolidated Statement of
  Operations for the year ended December 31, 1998...........   F-4
Unaudited Pro Forma Condensed Consolidated Statement of
  Operations for the three months ended March 31, 1999......   F-5
Notes to Unaudited Pro Forma Condensed Consolidated
  Financial Information.....................................   F-6

              NUCENTRIX BROADBAND NETWORKS, INC. AND SUBSIDIARIES
       CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

Independent Auditors' Report................................   F-7
Consolidated Balance Sheets as of December 31, 1998 and 1997
  and March 31, 1999
  (unaudited)...............................................   F-8
Consolidated Statements of Operations for the three years
  ended December 31, 1998, and for the three months ended
  March 31, 1999 and 1998 (unaudited).......................   F-9
Consolidated Statements of Stockholders' Equity (Deficit)
  for the three years ended December 31, 1998, and for the
  three months ended March 31, 1999 (unaudited).............  F-10
Consolidated Statements of Cash Flows for the three years
  ended December 31, 1998, and for the three months ended
  March 31, 1999 and 1998 (unaudited).......................  F-11
Notes to Consolidated Financial Statements..................  F-12
Schedule II Valuation and Qualifying Accounts...............   S-1

              NUCENTRIX BROADBAND NETWORKS, INC. AND SUBSIDIARIES
                        PRO FORMA FINANCIAL INFORMATION

                 INTRODUCTION TO UNAUDITED PRO FORMA CONDENSED
                       CONSOLIDATED FINANCIAL INFORMATION

     The following Unaudited Pro Forma Condensed Consolidated Financial Information of Nucentrix Broadband Networks, Inc. (formerly Heartland Wireless Communications, Inc.) and subsidiaries (collectively, "Nucentrix") consists of an Unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 31, 1999, and Unaudited Pro Forma Condensed Consolidated Statements of Operations for the year ended December 31, 1998, and the three months ended March 31, 1999 (together, the "Pro Forma Statements"). The Unaudited Pro Forma Condensed Consolidated Balance Sheet presents adjustments to the historical financial information of Nucentrix to give effect to Nucentrix's plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code (the "Plan"), which became effective on April 1, 1999 (the "Effective Date"), and the adoption of Fresh Start Reporting as if each occurred on March 31, 1999, and the Unaudited Pro Forma Condensed Consolidated Statements of Operations presents adjustments to the historical financial information of the Company to give effect to the Plan and the adoption of Fresh Start Reporting as if each occurred at January 1, 1998.

     On December 4, 1998, Nucentrix filed a voluntary, prenegotiated Plan under Chapter 11 of the U.S. Bankruptcy Code. Nucentrix emerged from bankruptcy on the Effective Date. Under the Plan, on the Effective Date, all previously issued and outstanding common stock, stock options and warrants (collectively, the "Old Common Stock") were canceled, and Nucentrix issued new common stock and warrants to purchase shares of common stock. The holders of Nucentrix's 13% Senior Notes due 2003 and 14% Senior Notes due 2004 (collectively, the "Old Senior Notes") received 9,700,000 shares of the common stock and the holders of the Company's 9% Convertible Notes ("Old Convertible Notes") received 300,000 shares of the common stock and warrants to purchase 825,000 shares of common stock in exchange for cancellation of the notes. Further, on the Effective Date, Nucentrix adopted Fresh Start Reporting in accordance with American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code." Fresh Start Reporting resulted in a new reporting entity with assets and liabilities adjusted to fair value and beginning retained earnings set to zero. Additionally, Liabilities Subject to Compromise were adjusted to zero in connection with their discharge under the Plan of Reorganization.

     The Pro Forma Financial Information should be read in conjunction with the historical financial statements of Nucentrix and the notes thereto. The Pro Forma Financial Statements do not purport to represent what Nucentrix's results of operations actually would have been if the aforementioned transactions or events occurred on the dates specified, or to project Nucentrix's results of operations for any future periods. The pro forma adjustments are based upon available information and certain adjustments that management believes are reasonable.

              NUCENTRIX BROADBAND NETWORKS, INC. AND SUBSIDIARIES

                              UNAUDITED PRO FORMA
                      CONDENSED CONSOLIDATED BALANCE SHEET
                              AS OF MARCH 31, 1999
                             (DOLLARS IN THOUSANDS)

                                                                        PRO FORMA
                                                         HISTORICAL    ADJUSTMENTS      PRO FORMA
                                                         ----------    -----------      ---------
Current assets.........................................  $  33,931                      $ 33,931
Systems & equipment, net...............................     59,513         (2,917)(B)     56,596
License and leased license investment, net.............     78,088                        78,088
Note and lease receivables.............................      3,763                         3,763
Other assets, net......................................      5,222         (4,750)(A)      4,274
                                                                            3,802 (B)
                                                         ---------      ---------       --------
          Total Assets.................................  $ 180,517      $  (3,865)      $176,652
                                                         =========      =========       ========
Current liabilities....................................  $  16,651                      $ 16,651
Long-term debt, less current portion...................     13,855                        13,855
Minority interest in subsidiaries......................        149                           149
Liabilities subject to compromise......................    322,781       (322,781)(A)         --
Stockholders' equity(deficit):
  Old common stock.....................................         20            (20)(B)         --
  Additional paid-in capital...........................    261,943       (261,943)(B)         --
  Accumulated deficit..................................   (434,524)       318,031 (A)         --
                                                                          116,493 (B)
  Treasury stock, 13,396 shares at cost................       (358)           358 (B)         --
  New common stock.....................................         --             10 (B)         10
  New additional paid-in capital.......................         --        145,987 (B)    145,987
                                                         ---------      ---------       --------
          Total stockholders' equity (deficit).........   (172,919)       318,916        145,997
                                                         ---------      ---------       --------
          Total Liabilities and Stockholders' Equity...  $ 180,517      $  (3,865)      $176,652
                                                         =========      =========       ========

 See accompanying notes to Unaudited Pro Forma Condensed Consolidated Financial
                                  Information.

              NUCENTRIX BROADBAND NETWORKS, INC. AND SUBSIDIARIES

                              UNAUDITED PRO FORMA
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                        PRO FORMA
                                                         HISTORICAL    ADJUSTMENTS      PRO FORMA
                                                         ----------    -----------      ---------
Revenues...............................................  $  73,989                      $ 73,989
                                                         ---------                      --------
Operating expenses:
  System operations....................................     35,790                        35,790
  Selling, general and administrative..................     36,367                        36,367
  Depreciation and amortization........................     39,550        (22,417)(C)     17,133
  Impairment of long-lived assets......................    105,791       (105,791)(E)         --
                                                         ---------      ---------       --------
          Total operating expenses.....................    217,498       (128,208)        89,290
                                                         ---------      ---------       --------
  Operating loss.......................................   (143,509)       128,208        (15,301)
Other income (expense):
  Interest income......................................      2,659                         2,659
  Interest expense.....................................    (37,095)        35,660 (F)     (1,435)
  Equity in losses of affiliates.......................    (30,340)                      (30,340)
  Other income (expense), net..........................        (10)                          (10)
                                                         ---------      ---------       --------
          Total other income (expense).................    (64,786)        35,660        (29,126)
                                                         ---------      ---------       --------
  Loss before reorganization costs.....................   (208,295)       163,868        (44,427)
Reorganization costs...................................     (3,266)         3,266 (D)         --
                                                         ---------      ---------       --------
          Net loss.....................................  $(211,561)     $ 167,134       $(44,427)
                                                         =========      =========       ========
Net loss per common share -- basic and diluted.........  $  (10.72)                     $  (4.44)
                                                         =========                      ========
Average shares outstanding -- basic and diluted........     19,735                        10,000
                                                         =========                      ========

 See accompanying notes to Unaudited Pro Forma Condensed Consolidated Financial
                                  Information.

              NUCENTRIX BROADBAND NETWORKS, INC. AND SUBSIDIARIES

                              UNAUDITED PRO FORMA
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1999
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                            PRO FORMA
                                                              HISTORICAL   ADJUSTMENTS    PRO FORMA
                                                              ----------   -----------    ---------
Revenues....................................................   $18,086                     $18,086
Operating expenses:
  System operations.........................................     8,599                       8,599
  Selling, general and administrative.......................     9,156                       9,156
  Depreciation and amortization.............................     5,953            15(C)      5,968
                                                               -------       -------       -------
          Total operating expenses..........................    23,708            15        23,723
                                                               -------       -------       -------
  Operating loss............................................    (5,622)          (15)       (5,637)
Other income (expense):
  Interest income...........................................       423                         423
  Interest expense..........................................      (321)                       (321)
  Other income (expense), net...............................         2                           2
                                                               -------       -------       -------
          Total other income (expense)......................       104            --           104
                                                               -------       -------       -------
          Loss before reorganization costs..................    (5,518)          (15)       (5,533)
Reorganization costs........................................    (2,311)        2,311(D)         --
                                                               -------       -------       -------
          Net loss..........................................   $(7,829)      $ 2,296       $(5,533)
                                                               =======       =======       =======
Net loss per common share -- basic and diluted..............   $  (.40)                    $  (.55)
                                                               =======                     =======
Average shares outstanding -- basic and diluted.............    19,782                      10,000
                                                               =======                     =======

 See accompanying notes to Unaudited Pro Forma Condensed Consolidated Financial
                                  Information.

              NUCENTRIX BROADBAND NETWORKS, INC. AND SUBSIDIARIES

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                       CONSOLIDATED FINANCIAL INFORMATION
                                 (IN THOUSANDS)

(A) Reflects the discharge of debt and write-off of related debt issuance costs in connection with Nucentrix's Plan.

(B) Reflects the issuance of common stock to the holders of the Old Senior Notes and the Old Convertible Notes, the adjustment to record the allocation of the resulting reorganization value to Nucentrix's assets, and the adjustments to eliminate Nucentrix's Old Common Stock and to reset beginning retained earnings to zero in accordance with Fresh Start Reporting.

(C) Reflects the adjustment to depreciation of systems and equipment and amortization of intangible assets as a result of the adjustment to record the allocation of the reorganization value to net assets under Fresh Start Reporting. Systems and equipment is depreciated over estimated useful lives ranging from three to twenty years. Intangible assets are comprised primarily of license and leased license investment, which is being amortized over the average remaining useful life of 12.5 years.

(D) Reflects the adjustment to eliminate reorganization costs incurred by Nucentrix prior to the Effective Date of the Plan.

(E) Reflects the adjustment to eliminate the non-cash charge for impairment of long-lived assets recorded by Nucentrix during the year ended December 31, 1998. Under Fresh Start Reporting, the long-lived assets, along with the rest of Nucentrix's assets and liabilities are adjusted to reorganization value upon the Effective Date of the Plan (assumed to be January 1, 1998, for purposes of the pro forma condensed consolidated statement of operations).

(F) Reflects the adjustment to eliminate interest expense related to the Old Senior Notes and Old Convertible Notes discharged in connection with Nucentrix's Plan.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Nucentrix Broadband Networks, Inc. (formerly Heartland Wireless Communications, Inc.):

     We have audited the accompanying consolidated balance sheets of Nucentrix Broadband Networks, Inc. (formerly Heartland Wireless Communications, Inc.) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. In connection with our audits of the consolidated financial statements, we also have audited the accompanying financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nucentrix Broadband Networks, Inc. (formerly Heartland Wireless Communications, Inc.) and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                            KPMG LLP

Dallas, Texas
March 31, 1999, except as to Notes 1(a), 1(b) and 1(q), 7, 8, 10(a), 13 and 17
which are as of April 1, 1999

              NUCENTRIX BROADBAND NETWORKS, INC. AND SUBSIDIARIES
               (FORMERLY HEARTLAND WIRELESS COMMUNICATIONS, INC.)

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                             AS OF DECEMBER 31,
                                                            ---------------------   AS OF MARCH 31,
                                                              1998        1997           1999
                                                            ---------   ---------   ---------------
                                                                                      (UNAUDITED)
Current assets:
  Cash and cash equivalents...............................  $  30,676   $  42,821      $  27,590
  Restricted assets -- investment in debt and other
     securities...........................................      1,011      10,333          1,011
  Subscriber receivables, net of allowance for doubtful
     accounts of $348, $340 and $366, respectively........      2,872       2,198          3,826
  Prepaid expenses and other..............................      1,563       1,390          1,504
                                                            ---------   ---------      ---------
          Total current assets............................     36,122      56,742         33,931
                                                            ---------   ---------      ---------
Investments in affiliates, at equity (Notes 2 and 9)......         --      34,167             --
Systems and equipment, net (Notes 3 and 4)................     61,037     122,653         59,513
License and leased license investment, net (Notes 3 and
  5)......................................................     79,703     123,369         78,088
Excess of cost over fair value of net assets acquired, net
  of accumulated amortization of $3,685 in 1997 (Notes 3
  and 9)..................................................         --      26,226             --
Note receivable from affiliate (Note 9)...................      3,901       2,069          3,763
Other assets, net.........................................      5,269       6,908          5,222
                                                            ---------   ---------      ---------
          Total Assets....................................  $ 186,032   $ 372,134      $ 180,517
                                                            =========   =========      =========
                               LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities Not Subject to Compromise:
  Current liabilities:
     Accounts payable and accrued liabilities (Note 6)....  $  11,915   $  17,381      $  14,805
     Current portion of long-term debt (Note 7)...........      2,019       1,358          1,846
                                                            ---------   ---------      ---------
          Total current liabilities.......................     13,934      18,739         16,651
                                                            ---------   ---------      ---------
Long-term debt, less current portion (Note 7).............     14,258     306,838         13,855
Minority interests in subsidiaries (Note 16)..............        149         149            149
Liabilities subject to compromise (Note 8)................    322,781          --        322,781
Stockholders' equity (Note 10):
  Common stock, $.001 par value; authorized 50,000,000
     shares, issued 19,795,521, 19,688,527 and 19,795,521
     shares, respectively.................................         20          20             20
  Additional paid-in capital..............................    261,943     261,880        261,943
  Accumulated deficit.....................................   (426,695)   (215,134)      (434,524)
  Treasury stock at cost, 13,396 shares...................       (358)       (358)          (358)
                                                            ---------   ---------      ---------
          Total stockholders' equity (deficit)............   (165,090)     46,408       (172,919)
                                                            ---------   ---------      ---------
Commitments and contingencies (Notes 5 and 13)
          Total Liabilities and Stockholders' Equity......  $ 186,032   $ 372,134      $ 180,517
                                                            =========   =========      =========

          See accompanying notes to Consolidated Financial Statements.

              NUCENTRIX BROADBAND NETWORKS, INC. AND SUBSIDIARIES
               (FORMERLY HEARTLAND WIRELESS COMMUNICATIONS, INC.)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                            THREE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,            MARCH 31,
                                         --------------------------------   ------------------
                                           1998        1997        1996      1999       1998
                                         ---------   ---------   --------   -------   --------
                                                                               (UNAUDITED)
Revenues...............................  $  73,989   $  78,792   $ 56,017   $18,086   $ 19,099
Operating expenses:
  System operations....................     35,790      39,596     21,255     8,599      9,315
  Selling, general and
     administrative....................     36,367      42,255     42,435     9,156      9,126
  Depreciation and amortization........     39,550      65,112     39,323     5,953     11,300
  Impairment of long-lived assets (Note
     3)................................    105,791          --         --        --         --
                                         ---------   ---------   --------   -------   --------
          Total operating expenses.....    217,498     146,963    103,013    23,708     29,741
                                         ---------   ---------   --------   -------   --------
  Operating loss.......................   (143,509)    (68,171)   (46,996)   (5,622)   (10,642)
Other income (expense):
  Interest income......................      2,659       5,546      3,811       423        816
  Interest expense.....................    (37,095)    (39,867)   (21,977)     (321)   (10,000)
  Equity in losses of affiliates (Notes
     2 and 9)..........................    (30,340)    (32,037)   (18,612)       --     (5,376)
  Other income (expense), net (Note
     9)................................        (10)        (54)     4,981         2         --
                                         ---------   ---------   --------   -------   --------
          Total other income
            (expense)..................    (64,786)    (66,412)   (31,797)      104    (14,560)
                                         ---------   ---------   --------   -------   --------
  Loss before reorganization costs,
     income taxes and extraordinary
     item..............................   (208,295)   (134,583)   (78,793)   (5,518)   (25,202)
Reorganization costs (Note 1)..........     (3,266)         --         --    (2,311)        --
                                         ---------   ---------   --------   -------   --------
  Loss before income taxes and
     extraordinary item................   (211,561)   (134,583)   (78,793)   (7,829)   (25,202)
Income tax benefit (Note 11)...........         --          --     28,156        --         --
                                         ---------   ---------   --------   -------   --------
  Loss before extraordinary item.......   (211,561)   (134,583)   (50,637)   (7,829)   (25,202)
Extraordinary item -- loss on
  extinguishment of debt, net of tax
  (Note 7).............................         --          --    (10,424)       --         --
                                         ---------   ---------   --------   -------   --------
          Net loss.....................  $(211,561)  $(134,583)  $(61,061)  $(7,829)  $(25,202)
Loss per common share -- basic and
  diluted:
  Loss before extraordinary item.......  $  (10.72)  $   (6.85)  $  (2.74)  $  (.40)  $  (1.28)
  Extraordinary item...................         --          --       (.57)       --         --
                                         ---------   ---------   --------   -------   --------
          Net loss.....................  $  (10.72)  $   (6.85)  $  (3.31)  $  (.40)  $  (1.28)
                                         =========   =========   ========   =======   ========
  Average shares outstanding -- basic
     and diluted.......................     19,735      19,649     18,473    19,782     19,683
                                         =========   =========   ========   =======   ========

          See accompanying notes to Consolidated Financial Statements.

              NUCENTRIX BROADBAND NETWORKS, INC. AND SUBSIDIARIES
               (FORMERLY HEARTLAND WIRELESS COMMUNICATIONS, INC.)

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                       COMMON STOCK       ADDITIONAL                  TREASURY STOCK
                                    -------------------    PAID-IN     ACCUMULATED   ----------------
                                      SHARES     AMOUNT    CAPITAL       DEFICIT     SHARES    AMOUNT     TOTAL
                                    ----------   ------   ----------   -----------   -------   ------   ---------
BALANCE, DECEMBER 31, 1995........  12,611,131    $13      $ 71,165     $ (19,490)        --   $  --    $  51,688
Issuance of common stock for
  acquisitions (Note 9)...........   6,934,040      7       184,840            --    (10,252)   (274)     184,573
Exercise of stock options,
  warrants and other, including
  tax benefit.....................      49,310     --           658            --         --      --          658
Gain on equity investment, net of
  taxes of $2,931 (Note 9)........          --     --         4,989            --         --      --        4,989
Net loss..........................          --     --            --       (61,061)        --      --      (61,061)
                                    ----------    ---      --------     ---------    -------   -----    ---------
BALANCE, DECEMBER 31, 1996........  19,594,481     20       261,652       (80,551)   (10,252)   (274)     180,847
Issuance of common stock to
  officer (Note 10)...............      75,000     --           159            --         --      --          159
Issuance of common stock for
  401(k) Plan.....................      19,046     --            69            --         --      --           69
Acquired shares from escrow.......          --     --            --            --     (3,144)    (84)         (84)
Net loss..........................          --     --            --      (134,583)        --      --     (134,583)
                                    ----------    ---      --------     ---------    -------   -----    ---------
BALANCE, DECEMBER 31, 1997........  19,688,527     20       261,880      (215,134)   (13,396)   (358)      46,408
Issuance of common stock to
  officer (Note 10)...............      10,000     --            14            --         --      --           14
Issuance of common stock for
  401(k) Plan.....................      96,994     --            49            --         --      --           49
Net loss..........................          --     --            --      (211,561)        --      --     (211,561)
                                    ----------    ---      --------     ---------    -------   -----    ---------
BALANCE, DECEMBER 31, 1998........  19,795,521     20       261,943      (426,695)   (13,396)   (358)    (165,090)
Net loss (Unaudited)..............          --     --            --        (7,829)        --      --       (7,829)
                                    ----------    ---      --------     ---------    -------   -----    ---------
BALANCE, MARCH 31, 1999
  (UNAUDITED).....................  19,795,521    $20      $261,943     $(434,524)   (13,396)  $(358)   $(172,919)
                                    ==========    ===      ========     =========    =======   =====    =========

          See accompanying notes to Consolidated Financial Statements.

              NUCENTRIX BROADBAND NETWORKS, INC. AND SUBSIDIARIES
               (FORMERLY HEARTLAND WIRELESS COMMUNICATIONS, INC.)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                              THREE MONTHS
                                                                                                 ENDED
                                                            YEAR ENDED DECEMBER 31,            MARCH 31,
                                                        --------------------------------   ------------------
                                                          1998        1997        1996      1999       1998
                                                        ---------   ---------   --------   -------   --------
Cash flows from operating activities:
  Net loss............................................  $(211,561)  $(134,583)  $(61,061)  $(7,829)  $(25,202)
  Adjustments to reconcile net loss to net cash used
    in operating activities:
    Depreciation and amortization.....................     39,550      65,112     39,323     5,953     11,300
    Deferred income tax benefit.......................         --          --    (29,240)       --         --
    Debt accretion and debt issuance cost
      amortization....................................      5,686       4,985      4,331        --      1,506
    Equity in losses of affiliates....................     30,340      32,037     18,612        --      5,376
    Compensation expense related to issuance of common
      stock...........................................         63         228         --        --         14
    Gain on sale of assets............................         --          --     (5,279)       --         --
    Write-down of assets due to impairment............    105,791          --         --        --         --
    Extraordinary item -- debt extinguishment.........         --          --      4,253        --         --
    Changes in operating assets and liabilities, net
      of acquisitions:
      Subscriber receivables..........................       (674)      3,194     (2,568)     (954)       577
      Prepaid expenses and other......................       (132)        830       (414)     (158)      (599)
      Accounts payable, accrued expenses and other
         liabilities..................................     22,560     (13,449)     9,289     2,890      8,564
                                                        ---------   ---------   --------   -------   --------
         Net cash provided by (used in) operating
           activities.................................     (8,377)    (41,646)   (22,754)      (98)     1,536
                                                        ---------   ---------   --------   -------   --------
Cash flows from investing activities:
  Investments and advances to affiliates..............         --          --     (3,050)       --         --
  Proceeds from note receivable -- affiliate..........        366      18,749     58,340        --         --
  Proceeds from sale of investment in affiliate.......      1,534          --         --        --         --
  Proceeds from sale of assets........................        236         126     24,139        --         --
  Purchases of systems and equipment..................    (13,473)    (29,402)   (93,298)   (2,534)    (3,024)
  Expenditures for licenses and leased licenses.......         --        (310)    (2,382)      (16)        --
  Purchases of other investments......................         --        (900)        --        --         --
  Purchase of debt securities.........................        (69)         --    (24,550)       --         --
  Proceeds from sale of debt securities...............      9,368      19,935     14,250        --         --
  Acquisitions, net of cash acquired..................         --      (1,622)    (7,618)       --         --
  Collections of note receivable......................         --         250         --       138         --
                                                        ---------   ---------   --------   -------   --------
         Net cash provided by (used in) investing
           activities.................................     (2,038)      6,826    (34,169)   (2,412)    (3,024)
                                                        ---------   ---------   --------   -------   --------
Cash flows from financing activities:
  Proceeds from long-term debt........................         --          --    141,350        --         --
  Payment of debt issuance costs and consent fees.....         --        (597)   (12,973)       --         --
  Payments of long-term debt..........................       (327)         --    (13,017)     (335)        --
  Proceeds from other notes payable...................         --          --      6,700        --         --
  Payments on short-term borrowings and other notes
    payable...........................................     (1,403)     (1,358)    (9,233)     (241)      (356)
  Other...............................................         --          --        549        --         --
                                                        ---------   ---------   --------   -------   --------
         Net cash provided by (used in) financing
           activities.................................     (1,730)     (1,955)   113,376      (576)      (356)
                                                        ---------   ---------   --------   -------   --------
Net increase (decrease) in cash and cash
  equivalents.........................................    (12,145)    (36,775)    56,453    (3,086)    (1,844)
Cash and cash equivalents at beginning of period......     42,821      79,596     23,143    30,676     42,821
                                                        ---------   ---------   --------   -------   --------
Cash and cash equivalents at end of period............  $  30,676   $  42,821   $ 79,596   $27,590   $ 40,977
                                                        =========   =========   ========   =======   ========
Cash paid for interest................................  $  10,416   $  31,017   $ 14,434   $   391   $  1,875
                                                        =========   =========   ========   =======   ========
Cash paid for reorganization costs....................  $   2,921   $      --   $     --   $   422   $     --
                                                        =========   =========   ========   =======   ========

          See accompanying notes to Consolidated Financial Statements.

              NUCENTRIX BROADBAND NETWORKS, INC. AND SUBSIDIARIES
               (FORMERLY HEARTLAND WIRELESS COMMUNICATIONS, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (TABLES IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA) (INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 1999 AND 1998 IS UNAUDITED)

(1) GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Description of Business

     Nucentrix Broadband Networks, Inc. (formerly Heartland Wireless Communications, Inc.) ("Nucentrix") provides wireless broadband network and multichannel subscription television services in the 2.1 to 2.7 gigahertz ("GHz") range of the radio spectrum, primarily in medium and small markets in the central United States. Nucentrix owns the basic trading area ("BTA") authorizations, or otherwise licenses or leases MDS/MMDS/ITFS ("MMDS") spectrum, in 87 markets.

     Currently, Nucentrix provides wireless subscription television service in 57 markets, including an offering of up to 185 digital channels from DIRECTV, Inc. ("DIRECTV") and its distributors in 51 of the 57 markets in combination with Nucentrix's service or as a stand-alone offering. Nucentrix also provides two-way high-speed Internet access services primarily to businesses and small offices/home offices ("SOHOs") in Sherman/Denison, Texas and is constructing a similar system in Austin, Texas. Nucentrix, through national independent contractors, also offers technical support, e-mail, Web design and hosting, and domain name registration and maintenance in connection with its high-speed Internet access business.

  (b) Financial Restructuring

     In January 1998, Nucentrix retained Wasserstein Perella & Co. ("WP&Co.") to assist in evaluating options to finance Nucentrix's business plan and service its debt. In consultation with WP&Co., Nucentrix did not make the April 15, 1998 interest payment on its 13% Senior Notes ("Old 13% Notes" -- See Note 7). Subsequently, Nucentrix began negotiating with holders of the Old 13% Notes and holders of Nucentrix's 14% Senior Notes ("Old 14% Notes" -- See Note 7) (collectively, "the Old Senior Notes") to restructure its debt. Nucentrix did not make the October 15, 1998 interest payments on the Old Senior Notes. On December 4, 1998, Nucentrix filed a voluntary, prenegotiated Plan of Reorganization (the "Plan") under Chapter 11 of the U.S. Bankruptcy Code, with the prepetition support from holders of more than 70% in principal amount of the Old Senior Notes.

     On April 1, 1999, Nucentrix canceled all issued and outstanding common stock, stock options, and warrants (collectively, the "Old Common Stock") and issued new common stock ("New Common Stock") and warrants. Holders of the Old Senior Notes and holders of Nucentrix's 9% Convertible Notes ("Old Convertible Notes" -- See Note 7) received 97% and 3% of the New Common Stock, respectively. The holders of the Old Convertible Notes received warrants to purchase up to 7.5% of New Common Stock on a diluted basis. The holders of Nucentrix's Old Common Stock will receive warrants to purchase up to 2.5% of New Common Stock on a diluted basis. The warrants proposed to be issued to holders of Old Common Stock are subject to certain securities litigation claims as set forth in the Plan.

     Nucentrix continued business operations as a debtor-in-possession until the Plan was fully consummated. Prior to April 1, 1999, the obligations of Nucentrix that were eligible for compromise under the Plan were classified as Liabilities Subject to Compromise on Nucentrix's Consolidated Balance Sheet as of December 31, 1998, and March 31, 1999 (See Note 8). As of December 4, 1998, Nucentrix discontinued the accrual of interest and amortization of deferred debt issuance costs and discounts to notes payable related to Liabilities Subject to Compromise.

     On March 15, 1999, the U.S. Bankruptcy Court for the District of Delaware confirmed the Plan, which was subject to certain conditions. All conditions to effectiveness of the Plan have been satisfied or duly waived, and Nucentrix consummated the Plan on April 1, 1999, at which time the reorganized company emerged from bankruptcy. Nucentrix changed its name to Nucentrix Broadband Networks, Inc., and restructured its business into four wholly-owned subsidiaries: Nucentrix Internet Services, Inc., Nucentrix Telecom Services, Inc., Nucentrix Spectrum Resources, Inc., and Heartland Cable Television, Inc.

     On April 1, 1999, Nucentrix adopted Fresh Start Reporting in accordance with American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" ("SOP 90-7"). Fresh Start Reporting resulted in a new reporting entity with assets and liabilities adjusted to fair value and beginning retained earnings set to zero. Liabilities Subject to Compromise were adjusted to zero in the debt discharge portion of the Fresh Start Reporting. The consolidated balance sheet of the reorganized company is expected to reflect approximately $34.0 million in current assets, $57.0 million in systems and equipment, $86.0 million in other assets, $17.0 million in current liabilities, $14.0 million in long term debt and 146.0 million in stockholders' equity.

     The impact of the bankruptcy reorganization on various Federal tax attributes has not been fully determined; however, some portion of Nucentrix's net operating loss carryforwards likely will be reduced and may be completely eliminated pursuant to its bankruptcy discharge. Furthermore, the deductibility of net operating loss carryforwards arising prior to discharge in bankruptcy will be limited by the product of the long-term tax exempt rate times the fair market value of Nucentrix after discharge of debt.

  (c) Liquidity

     Nucentrix's Consolidated Financial Statements have been presented on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

     Nucentrix anticipates that additional sources of capital will be required to fully implement its long-term business strategy, which encompasses expanding the use of its spectrum through the delivery of broadband network services such as high-speed Internet access and Internet Protocol (IP), telephony services as well as the acquisition of additional spectrum in other medium-sized markets in the United States for such use. Accordingly, Nucentrix is evaluating and will continue to evaluate additional sources of capital, including the sale or exchange of debt or equity securities, borrowings under secured or unsecured loan arrangements and sales of assets, including MMDS subscription systems and channel rights.

     There can be no assurance that Nucentrix will be able to obtain additional capital in a timely manner and on terms satisfactory to Nucentrix that will be necessary to implement its business strategy. If Nucentrix is unable to obtain financing in a timely manner and on acceptable terms, management has developed and intends to implement a plan that allows Nucentrix to continue to operate in the normal course of business at least into 2000. More specifically, this plan would include delaying, reducing or eliminating the launch of new broadband network systems (including high-speed Internet systems), reducing or eliminating new video subscriber installations and related marketing expenditures and reducing or eliminating other discretionary expenditures.

  (d) Principles of Consolidation

     The consolidated financial statements include the accounts of Nucentrix and its majority-owned subsidiaries. Investments in 20% to 50% owned affiliates are accounted for on the equity method and investments in less than 20% owned affiliates are accounted for on the cost method. All significant intercompany balances and transactions have been eliminated in consolidation.

  (e) Cash and Cash Equivalents

     Nucentrix considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash and cash equivalents consist of money market funds, certificates of deposit, overnight repurchase agreements and other investment securities.

  (f) Investments in Securities

     Investments in debt and other securities are widely diversified and principally consist of certificates of deposit, money market deposits, U.S. government agency securities and rated commercial paper with an original maturity of less than one year. These investments are considered held to maturity and are stated at amortized cost which approximates fair value.

  (g) Systems and Equipment

     Systems and equipment are recorded at cost and include the cost of transmission equipment as well as the excess of direct costs of subscriber installations over installation fees (See Note 4). Upon installation, depreciation and amortization of systems and equipment is recorded on a straight-line basis over the estimated useful lives, from three to twenty years. Equipment awaiting installation consists primarily of accessories, parts and supplies for subscriber installations and is stated at the lower of average cost or market.

     The direct costs of subscriber installations include reception materials and equipment on subscriber premises, installation labor and overhead charges which are amortized over the useful life of the asset (presently seven years) for the recoverable portion and the estimated average subscription term (presently three years) for the nonrecoverable portion of such costs. The nonrecoverable portion of the cost of a subscriber installation becomes fully depreciated upon subscriber disconnect. The amortization period of the nonrecoverable portion of subscriber installation costs was reduced from six years to four years and from four to three years in the fourth quarter of 1996 and in the third quarter of 1997, respectively, to correspond to Nucentrix's estimate of average subscription term. The effects of these changes in estimate were to increase 1997 and 1996 depreciation expense by $1.2 million and $2.9 million, respectively, and increase 1997 and 1996 net loss by $1.2 million and $1.9 million ($.04 and $.10 per basic common share), respectively. In the third quarter of 1997, Nucentrix charged operations for $6.1 million for the write-off of installed subscriber equipment which was deemed unrecoverable from lost subscribers and $1.7 million for the write-off of obsolete subscriber equipment.

  (h) License and Leased License Investment

     License and leased license investment includes costs incurred to acquire and/or develop wireless broadband channel rights and are amortized over 15 years beginning with inception of service in each market.

     In the fourth quarter of 1996, Nucentrix reduced its estimated useful life of license and leased license investment from 20 years to 15 years. The effect of this change increased 1996 amortization expense by $400,000 and increased 1996 net loss by $260,000 ($.01 per basic common share). During the third quarter of 1998, Nucentrix wrote down the value of its operating licenses to estimated fair market value in accordance with SFAS No. 121 (See Note 3). The re-valued licenses are being amortized over the average remaining life of 12.5 years.

  (i) Excess of Cost over Fair Value of Net Assets Acquired

     The excess of cost over fair value of net assets acquired is amortized on a straight-line basis, generally over 15 years. Nucentrix assesses the recoverability of this asset by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of impairment, if any, is measured based on projected discounted future operating cash flows. The assessment for the recoverability of excess of cost over fair value of net assets acquired will be impacted if estimated future operating cash flows are not achieved. (See Note 3). In the fourth quarter of 1996, Nucentrix reduced its estimate of the useful life of its excess of cost over fair value of net assets acquired from 20 years to 15 years. The effect of this change in estimate was to increase 1996 amortization expense by $100,000 and increase 1996 net loss by $65,000 (no material effect on a per basic common share basis).

  (j) Impairment of Long Lived Assets

     In January, 1996, Nucentrix adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121"). SFAS No. 121 requires that long-lived assets and certain intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the net asset exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. (See Note 3).

  (k) Investments in Affiliated Companies

     Investments in affiliated companies are accounted for by the equity method. The excess cost of the affiliates' stock over Nucentrix's share of their net assets at the acquisition date is amortized on a straight-line basis over 15 years.

  (l) Revenue Recognition

     Revenues from subscribers are recognized as service is provided. Amounts paid in advance are recorded as deferred revenue.

  (m) Income Taxes

     Nucentrix utilizes the asset and liability method for accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Based on the foregoing policy, deferred tax assets net of deferred tax liabilities have been fully reserved.

  (n) Net Loss Per Common Share -- Basic and Diluted

     Nucentrix adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128") in the fourth quarter of 1997 as required by this Statement. Accordingly, Nucentrix has presented basic loss per share, computed on the basis of the weighted average number of common shares outstanding during the year, and diluted loss per share, computed on the basis of the weighted average number of common shares and all dilutive potential common shares outstanding during the year. All prior period loss per share amounts have been restated in accordance with this Statement.

  (o) Use of Estimates

     Preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (p) Concentrations of Credit Risk and Accounts Receivable

     Nucentrix's subscribers and the related accounts receivable are primarily residential subscribers that are concentrated in eight states in the central United States. Nucentrix establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific subscribers, historical trends and other information. In the opinion of management, the allowance for doubtful accounts is adequate and subscriber receivables are presented at net realizable value.

  (q) Other Assets

     Other assets consists principally of debt issuance costs related to the issuance of Nucentrix's long-term debt. These costs are amortized, straight-line, over the term of the related indebtedness. Nucentrix discontinued the amortization of deferred debt issuance costs upon filing the Plan on December 4, 1998. The carrying value of these costs was adjusted to zero when Nucentrix adopted Fresh Start Reporting on April 1, 1999.

  (r) Reclassifications

     Certain prior year balances have been reclassified to conform to the current year presentation.

  (s) Comprehensive Income

     Effective January 1, 1998, Nucentrix adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" which establishes standards for reporting and display of comprehensive income in a full set of general-purpose financial statements. Comprehensive income includes net income and other comprehensive income which is generally comprised of changes in the fair value of available-for-sale marketable securities, foreign currency translation adjustments and adjustments to recognize additional minimum pension liabilities. For each of the years in the three years ended December 31, 1998 and the three months ended March 31, 1999 and 1998 presented in the accompanying consolidated statements of operations, comprehensive income and net income are the same amount.

  (t) Segment Reporting

     In January 1998, Nucentrix adopted Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS 131 requires that public companies report operating segments based upon how management allocates resources and assesses performance. Based on the criteria outlined in SFAS No. 131, Nucentrix is comprised of a single reportable segment -- distribution of wireless multichannel video programming. No additional disclosure is required by Nucentrix to conform to the requirements of SFAS No. 131.

  (u) Interim Financial Data

     The interim financial data as of March 31, 1999 and for the periods ended March 31, 1999 and 1998 has been prepared by Nucentrix and is unaudited; however, in the opinion of Nucentrix, the interim data includes all adjustments, consisting only of normal recurring adjustments necessary for a fair statement of the results of operations and cash flows for the interim periods. Results for interim periods are not necessarily indicative of the results to be expected for the full fiscal year.

(2) INVESTMENTS IN AFFILIATES

     Investments in affiliates was $0 and $34.2 million at December 31, 1998 and 1997, respectively. At December 31, 1997, Investments in affiliates consisted of approximately 20% of the outstanding common stock of Wireless One, Inc. ("Wireless One") and 36% of the outstanding common stock of CS Wireless Systems, Inc. ("CS Wireless"). During 1997, Nucentrix recorded its equity interest in losses from Wireless One to the extent that its investment balance was reduced to zero. During 1998, Nucentrix recorded its equity interest in losses from CS Wireless, wrote off $6.8 million of its excess basis in

CS Wireless in the second quarter, and wrote off its remaining investment balance of $11.7 million during the third quarter based on impairment charges recorded by CS Wireless related to its goodwill. In December 1998, Nucentrix sold its 36% equity interest in CS Wireless to CAI Wireless Systems, Inc. ("CAI"). (See Note 9.)

(3) IMPAIRMENT OF LONG-LIVED ASSETS

     During the second quarter of 1998, Nucentrix reviewed the assets associated with certain undeveloped markets and determined that (i) cash flows from operations would not be adequate to fund the capital outlay required to build out such markets, and (ii) because of Nucentrix's default on its interest payment on the Old 13% Notes in the second quarter of 1998, outside financing for the build-out of these markets was not readily available prior to the consummation of a financial restructuring. Therefore, in accordance with SFAS No. 121, the channel licenses and leases in these undeveloped markets were individually evaluated and written down to estimated fair value, resulting in a non-cash impairment charge of $17.7 million in the second quarter of 1998.

     Throughout the second and third quarters of 1998, Nucentrix analyzed various recapitalization and restructuring alternatives with the assistance of WP&Co., including consensual, out-of-court alternatives. In October 1998, Nucentrix announced that it intended to file a voluntary prenegotiated plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code (See Note 1). This event caused Nucentrix to evaluate all of its long-lived assets for impairment (according to the requirements of SFAS No. 121). Nucentrix retained the services of a third party to assist in performing a fair market valuation of substantially all of Nucentrix's assets. This valuation, along with the $17.7 million impairment charge discussed above, resulted in a non-cash impairment charge during 1998 of $105.8 million, as follows:

DESCRIPTION OF WRITE-DOWNS
--------------------------
Systems and equipment.......................................  $ 44,510
License and leased license investment.......................    36,550
Excess of cost over fair value of net assets acquired.......    24,731
                                                              --------
          Total.............................................  $105,791
                                                              ========

     Nucentrix's estimates of future gross revenues and operating cash flows, the remaining estimated lives of long-lived assets, or both could be reduced in the future due to changes in, among other things, technology, government regulation, available financing, interference issues or competition. As a result, the carrying amounts of long-lived assets could be reduced by additional amounts which would be material to Nucentrix's financial position and results of operations.

(4) SYSTEMS AND EQUIPMENT

     Systems and equipment consists of the following at December 31, 1998 and 1997:

                                                               1998       1997
                                                              -------   --------
Equipment awaiting installation.............................  $ 4,233   $  5,812
Subscriber premises equipment and installation costs........   26,309    102,892
Transmission equipment and system construction costs........   31,170     45,961
Office furniture and equipment..............................    1,813      8,811
Buildings and leasehold improvements........................      461      1,786
                                                              -------   --------
                                                               63,986    165,262
Accumulated depreciation and amortization...................    2,949     42,609
                                                              -------   --------
                                                              $61,037   $122,653
                                                              =======   ========

     (See Note 3 for discussion of systems and equipment written down in September 1998.)

(5) OPERATING LEASES AND FCC LICENSES

     Nucentrix depends on leases with third parties for some of its channel rights. Under FCC rules, the base term of each lease cannot exceed the term of the underlying FCC license. FCC licenses generally must be renewed every ten years, and there is no automatic renewal of such licenses. The remaining initial terms of most of Nucentrix's operating channel leases range from 2 to 6 years, although substantially all of these leases renew automatically or upon notice from Nucentrix. Channel lease agreements generally require payments based on the greater of specified minimums or amounts based upon various subscriber levels or revenues.

     Channel lease payments generally begin upon the completion of construction of transmission equipment and facilities and upon approval for operation under FCC rules. For certain leases, payments begin upon grant of the channel rights. Channel lease expense was $3.0 million, $3.6 million and $3.3 million for the years ended December 31, 1998, 1997 and 1996, respectively.

     Nucentrix also has other operating leases for office space, equipment and transmission tower space. Rent expense incurred in connection with these leases was $4.2 million, $3.4 million and $3.5 million for the years ended December 31, 1998, 1997 and 1996, respectively.

     Future minimum lease payments due under noncancellable leases at December 31, 1998 are as follows:

YEAR ENDING                                                   CHANNEL   OPERATING
DECEMBER 31                                                   LEASES     LEASES
-----------                                                   -------   ---------
1999........................................................  $2,855     $3,206
2000........................................................   2,990      1,478
2001........................................................   2,950      1,136
2002........................................................   2,387        945
2003........................................................   1,854        692

(6) ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

     Accounts payable and accrued liabilities consists of the following at December 31, 1998 and 1997:

                                                               1998      1997
                                                              -------   -------
Accounts payable............................................  $   319   $   261
Accrued interest............................................      112     6,873
Accrued programming.........................................    2,798     2,937
Subscriber deposits.........................................      730       386
Deferred income.............................................    1,041       943
Accrued sales, property and franchise taxes.................    2,260     2,166
Accrued compensation........................................      681     1,011
Other accrued expenses and other liabilities................    3,974     2,804
                                                              -------   -------
                                                              $11,915   $17,381
                                                              =======   =======

     As of December 31, 1998, accrued interest on the Old Senior Notes and Old Convertible Notes has been reclassified to Liabilities Subject to Compromise. (See Notes 1 and 8).

(7) LONG-TERM DEBT

     Long-term debt at December 31, 1998 and 1997 consists of the following:

                                                               1998       1997
                                                              -------   --------
Subordinated Convertible Notes due 2004.....................  $    --   $ 52,678
13% Senior Notes due 2003...................................       --    112,111
14% Senior Notes due 2004...................................       --    125,000
Other notes payable.........................................   16,277     18,407
                                                              -------   --------
                                                               16,277    308,196
Less current portion........................................    2,019      1,358
                                                              -------   --------
                                                              $14,258   $306,838
                                                              =======   ========

  Debt Cancellation Under the Plan

     On April 1, 1999 under the terms of the Plan, the Old Senior Notes and Old Convertible Notes were canceled. The holders of the Old Senior Notes and Old Convertible Notes received 97% and 3%, respectively, of the New Common Stock in exchange for cancellation of their debt. The holders of the Old Convertible Notes also received warrants to purchase up to 7.5% of New Common Stock on a diluted basis. Accordingly, the Old Senior Notes and Old Convertible Notes are considered eligible for compromise and have been reclassified from Long Term Debt to Liabilities Subject to Compromise on the Consolidated Balance Sheet at December 31, 1998. (See Note 8). As of December 4, 1998, Nucentrix discontinued the accrual of interest and amortization of deferred debt issue costs and discounts on notes payable related to Liabilities Subject to Compromise. If interest had continued to be accrued, total interest expense would have been $39.9 million for the year ended December 31, 1998 and $12.6 million for the three months ended March 31, 1999.

     The following discussion of the Old Senior Notes and Old Convertible Notes relates to the balances at December 31, 1997 and to amounts outstanding during 1998 prior to filing the Plan.

  Old Convertible Notes

     On November 30, 1994, Nucentrix consummated the $40.1 million private placement of Old Convertible Notes. The Old Convertible Notes accreted at a rate of 9%, compounded semiannually, to an aggregate principal amount of $62.4 million at November 30, 1999, with interest accruing and payable thereafter.

  Old 13% Notes

     In April 1995, Nucentrix consummated a private placement of $100.0 million of Old 13% Notes and 600,000 warrants to purchase an equal number of shares of Old Common Stock at an exercise price of $19.525 per share. For financial reporting purposes, the warrants were valued at $4.2 million. In March 1996, Nucentrix consummated a private placement of an additional $15.0 million of Old 13% Notes. Interest on the notes was payable semiannually on April 15 and October 15.

     In October 1996, by consent of a portion of the holders of the Old 13% Notes, certain covenants and definitions were amended to provide for the issuance of the Old 14% Notes. As a result of a substantive modification of the terms of the debt, the Old 13% Notes were treated as extinguished and reissued (at their estimated fair value) upon the consummation of the offering of the Old 14% Notes. The write-off of debt issuance costs of $5.3 million, consent payments and certain other costs of $7.3 million, and a fair value adjustment of $1.1 million related to the Old 13% Notes have been recorded as an extraordinary loss in 1996 of $11.5 million, net of tax of $1.1 million.

  Old 14% Notes

     In December 1996, Nucentrix consummated a private placement of $125.0 million of Old 14% Notes. Nucentrix placed $22.0 million of the net proceeds from the sale into an escrow account to fund the first three interest payments. As of December 31, 1997, the escrow account amounted to $8.0 million, and was used to make the April 15, 1998 interest payment.

     In April 1997, Nucentrix consummated an exchange of $125.0 million of Old 14% Notes for a new series containing identical terms, except that the Old 14% Notes were registered under the Securities Act of 1933, as amended.

  Other Notes Payable

     Other notes payable at December 31, 1998 and 1997 includes $15.1 million and $15.8 million, respectively, relating to the acquisition of certain basic trading areas ("BTAs") from the FCC. The note payable to the FCC bears interest at 9.5%, payable quarterly over ten years beginning November 1996. Quarterly principal payments are payable over the remaining eight years beginning November 1998.

     Nucentrix and CS Wireless entered into a lease and purchase option agreement for certain of the BTAs (collectively, the "Leased BTAs") awarded to Nucentrix at a total cost of approximately $5.2 million. Under this agreement, CS Wireless reimburses Nucentrix for principal and interest paid to the FCC for the Leased BTAs. As of December 31, 1998, the amount of FCC debt related to the CS Wireless Leased BTAs totaled $3.5 million and has been recorded as a receivable.

     In September 1997, Nucentrix entered into lease and purchase option agreements with People's Choice TV Corp. ("PCTV") for two BTAs. Under these agreements, PCTV has reimbursed Nucentrix for all amounts paid to the FCC for the two BTAs. In September 1998, PCTV assumed the FCC debt related to the two BTAs, the lease agreement was terminated, and the receivable and related debt were removed from Nucentrix's financial records.

     Aggregate maturities of long-term debt as of December 31, 1998, that are not subject to compromise for the five years ending December 31, 2003 are as follows: 1999 -- $2.0 million; 2000 -- $1.8 million; 2001 -- $1.9 million;
2002 -- $2.0 million; and 2003 -- $2.0 million.

(8) LIABILITIES SUBJECT TO COMPROMISE

     As more fully discussed in Note 7, on April 1, 1999, holders of the Old Senior Notes received New Common Stock and the holders of the Old Convertible Notes received New Common Stock and Warrants in exchange for cancellation of their debt. These amounts are considered eligible for compromise under the Plan and have been reclassified as Liabilities Subject to Compromise on Nucentrix's Consolidated Balance Sheet at December 31, 1998, and March 31, 1999. Liabilities Subject to Compromise are comprised of the following:

Old 13% Notes:          Principal Balance...................................  $115,000
                        Accrued Interest....................................    16,943
                        Unamortized Discount................................    (2,384)
Old 14% Notes:          Principal Balance...................................   125,000
                        Accrued Interest....................................    11,083
Old Convertible Notes:  Principal Balance and Accreted Interest.............    57,139
                                                                              --------
                                                                              $322,781
                                                                              ========

(9) ACQUISITIONS/DISPOSITIONS

  (a) CableMaxx, AWS and Technivision Acquisitions

     Effective February 23, 1996, Nucentrix acquired all the assets and liabilities of American Wireless Systems, Inc. and CableMaxx, Inc. and acquired substantially all of the assets and certain of the liabilities of Fort Worth Wireless Cable T.V. Associates, Wireless Cable TV Associates #38 and Three Sixty Corp. for an aggregate of 6,757,000 shares of Nucentrix's Old Common Stock (the above five transactions are collectively referred to as the "CableMaxx Acquisitions").

  (b) CS Wireless Transaction

     Immediately following the closing of the CableMaxx Acquisitions, Nucentrix, CAI and CS Wireless consummated an agreement in which Nucentrix contributed a substantial portion of the assets received in the CableMaxx Acquisitions and certain other assets to CS Wireless and CAI contributed certain wireless cable television assets to CS Wireless.

     In exchange for the contributed assets, Nucentrix received (i) 36% of the outstanding shares of CS Wireless common stock, (ii) approximately $28.3 million in cash, (iii) a $25 million promissory note (which has been repaid) and (iv) a $15 million promissory note payable ten years from closing and prepayable from asset sales (the "Long Note").

     Effective December 2, 1998, Nucentrix, CAI and CS Wireless signed a Master Agreement, pursuant to which CAI purchased Nucentrix's 36% equity interest in CS Wireless for $1.5 million. In addition, CS Wireless agreed to assign certain MDS-1 channel rights, 20 MHz of Wireless Communications Service ("WCS") frequencies and an MMDS subscription television operating system in Radcliffe, Iowa to Nucentrix. Nucentrix agreed to assign channel rights and related equipment in Portsmouth, New Hampshire to CS Wireless. The transfers and assignments will occur following FCC approval, at which time Nucentrix will cancel the Long Note issued by CS Wireless to Nucentrix. The carrying value of this Long Note on Nucentrix's Consolidated Balance Sheet at December 31, 1998, was $435,000. No gain or loss was recorded on this transaction.

  (c) Other Acquisitions/Dispositions

     During 1996, Nucentrix acquired four MMDS subscription television operating systems in three separate purchase transactions for $2.1 million; $350,000 plus 126,601 shares of Old Common Stock; and $1.0 million plus $1.4 million in notes, respectively. Also in 1996, Nucentrix sold two operating and two non-operating systems for $5.4 million and $2.2 million, respectively. Nucentrix also sold channel rights in two transactions for $9.0 million plus $750,000 in notes and deferred payments in one transaction and $7.2 million in the other. The deferred payments were made after December 31, 1996. The total gain recognized on these sales transactions was $5.2 million.

     In September 1997, Nucentrix sold a 39% equity interest in Television Interactiva del Norte, S.A. de C.V. ("Telinor") for approximately $915,000 to CS Wireless. In addition, Nucentrix sold to CS Wireless two promissory notes payable by Telinor for approximately $2.6 million representing principal and accrued interest payable under such notes. Following this transaction, Nucentrix retained a 10% equity interest in Telinor.

     All acquisitions have been accounted for as purchases, and operations of the companies and businesses acquired have been included in the accompanying Consolidated Financial Statements from their respective dates of acquisition. There were no material acquisitions by Nucentrix in 1998.

     Nucentrix allocated the purchase prices of the acquisitions consummated in 1997 and 1996 discussed above to the assets acquired and liabilities assumed based on estimated fair values of such assets and liabilities as follows:

                                                               1997      1996
                                                              ------   --------
Working capital (deficit)...................................  $   10   $(19,790)
Assets held for sale........................................      --     11,819
Systems and equipment.......................................   1,241     19,489
License and leased license investment and goodwill..........     371     88,292
Deferred income taxes.......................................      --    (24,851)
                                                              ------   --------
          Total purchase price..............................  $1,622   $ 74,959
                                                              ======   ========

  (d) Pro Forma Information

     Pro forma disclosure relating to the 1997 acquisitions/transactions discussed in (c) above is not presented, as the impact on Nucentrix's financial position or results of operations is immaterial.

     Summarized below is the unaudited pro forma information for the year ended December 31, 1996 as if the acquisitions/transactions discussed above had been consummated as of the beginning of 1996, after giving effect to certain adjustments, including amortization of intangibles and selected income tax effects. The pro forma information does not purport to represent what Nucentrix's results of operations actually would have been had such transactions or events occurred on the dates specified, or to project Nucentrix's results of operations for any future period.

                                                           (UNAUDITED)
                                                           -----------
Revenues.................................................   $ 58,353
Net loss.................................................   $(82,594)
Net loss per basic and diluted common share..............   $  (4.17)

(10) STOCKHOLDERS' EQUITY

  (a) Stock Options

     The 1994 Employee Stock Option and Non-Employee Director Plans (collectively, the "Old Stock Option Plans") provide for the granting of options to purchase a maximum of 1,950,000 and 50,000 shares of Old Common Stock, respectively. Options are granted at exercise prices of not less than 100% of the fair market value of the Old Common Stock on the date of grant. Options typically vest over a five-year period.

     At December 31, 1998, there were 469,217 additional shares available for grant under the Old Stock Option Plans. The per share weighted average fair value of stock options granted during fiscal years 1998, 1997 and 1996 was $1.16, $1.70 and $10.82, respectively, on the dates of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                                             1998      1997      1996
                                                            -------   -------   -------
Expected dividend yield...................................       0%        0%        0%
Stock price volatility....................................     131%       80%       36%
Risk-free interest rate...................................     5.5%      6.0%      6.5%
Expected option term......................................  5 years   5 years   5 years

     Nucentrix applies APB Opinion No. 25 in accounting for its stock option plans and, accordingly, no compensation cost has been recorded for its stock options in the Consolidated Financial Statements. Had

Nucentrix determined compensation based on the fair value at the grant date for its stock options under SFAS No. 123, net loss and loss per share would have been increased as indicated below:

                                                       1998        1997        1996
                                                     ---------   ---------   --------
Net loss attributable to Common Stockholders:
  As reported......................................  $(211,561)  $(134,583)  $(61,061)
  Pro forma SFAS No. 123...........................  $(213,077)  $(137,126)  $(64,349)
Net loss per share -- Basic and Diluted:
  As reported......................................  $  (10.72)  $   (6.85)  $  (3.31)
  Pro forma for SFAS No. 123.......................  $  (10.80)  $   (6.98)  $  (3.48)

     Pro forma net loss reflects only options granted in 1998, 1997, 1996 and 1995. Compensation cost is reflected over the options' vesting period of three to five years.

     A summary of option activity during 1996, 1997 and 1998 follows:

                                                               NUMBER     WEIGHTED AVERAGE
                                                             OF OPTIONS    EXERCISE PRICE
                                                             ----------   ----------------
Outstanding at December 31, 1995...........................    743,000         $13.64
  Granted..................................................    514,000         $25.09
  Exercised................................................    (40,000)        $10.50
  Canceled.................................................    (16,000)        $24.41
                                                             ---------
Outstanding at December 31, 1996...........................  1,201,000         $18.50
  Granted..................................................    867,000         $ 2.49
  Canceled.................................................   (711,000)        $22.03
                                                             ---------
Outstanding at December 31, 1997...........................  1,357,000         $ 6.42
  Granted..................................................    165,000         $ 3.33
  Canceled.................................................    (72,000)        $ 7.19
                                                             ---------
Outstanding at December 31, 1998...........................  1,450,000         $ 6.03
                                                             =========

     The following table summarizes information about stock options outstanding at December 31, 1998:

                                          OPTIONS OUTSTANDING
                                 -------------------------------------     OPTIONS EXERCISABLE
                                                WEIGHTED-                -----------------------
                                                 AVERAGE     WEIGHTED-     NUMBER      WEIGHTED-
                                   NUMBER       REMAINING     AVERAGE    EXERCISABLE    AVERAGE
           RANGE OF              OUTSTANDING   CONTRACTUAL   EXERCISE        AT        EXERCISE
        EXERCISE PRICES          AT 12/31/98      LIFE         PRICE      12/31/98       PRICE
        ---------------          -----------   -----------   ---------   -----------   ---------
$1.125 to $3.1875..............     892,000     5.3 years     $ 2.05       184,000      $ 2.15
$9.375 to $14.25...............     541,000     2.4 years      12.07       519,000       12.02
$22.125 to $29.25..............      17,000     2.2 years      22.96        16,000       22.57
                                  ---------                                -------
$1.125 to $29.25...............   1,450,000     4.2 years     $ 6.03       719,000      $ 9.73
                                  =========                                =======

     At December 31, 1997 and 1996, the number of options exercisable and the weighted average exercise prices of those options were 552,000 and 396,200 and $11.27 and $12.51, respectively.

     On April 1, 1999, the effective date of the Plan, the Old Stock Option Plans were canceled and a new share incentive plan was adopted.

  (b) Old Common Stock to Officers

     In April 1998 and April 1997, Nucentrix issued 10,000 shares and 75,000 shares, respectively, to officers of Nucentrix. The quoted market price of the shares on the grant date has been expensed in the accompanying Consolidated Financial Statements.

(11) INCOME TAXES

     In addition to the income tax benefit related to continuing operations of $28.2 million for the year ended December 31, 1996, a deferred income tax benefit of $1.1 million was allocated to the extraordinary item for the year ended December 31, 1996.

     Income tax benefit for the years ended December 31, 1998, 1997 and 1996, differed from the amount computed by applying the U.S. federal income tax rate of 35% to loss before income taxes as a result of the following:

                                                         1998       1997       1996
                                                       --------   --------   --------
Computed "expected" tax benefit......................  $(73,890)  $(47,104)  $(27,578)
Amortization and write-down of goodwill..............     9,300        738        521
Loss for which no tax benefit was recognized.........    68,812     49,058     28,156
State income tax.....................................    (4,222)    (2,692)    (1,099)
                                                       --------   --------   --------
                                                       $     --   $     --   $     --
                                                       ========   ========   ========

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1998 and 1997, are presented below:

                                                                1998        1997
                                                              ---------   --------
Deferred tax assets:
  Net operating loss carryforwards..........................  $ 119,709   $ 61,555
  Investments in affiliates.................................         --      9,303
  Subscriber receivables....................................        129         96
  Debt restructuring........................................        906      1,172
  Asset impairment..........................................     29,992      3,543
  Systems and equipment.....................................      4,779         --
  Other.....................................................      1,247      1,091
                                                              ---------   --------
          Total gross deferred tax assets...................    156,762     76,760
Less valuation allowance....................................   (151,253)   (68,697)
                                                              ---------   --------
          Net deferred tax assets...........................      5,509      8,063
Deferred tax liabilities:
  License and leased license investment.....................     (5,509)    (8,063)
                                                              ---------   --------
          Net deferred tax liability........................  $      --   $     --
                                                              =========   ========

     The net changes in the total valuation allowance for the years ended December 31, 1998, 1997 and 1996, were increases of $82.6 million, $48.6 million and $16.0 million, respectively. In assessing the realizability of deferred tax assets, Nucentrix considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences become deductible. Nucentrix considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon these considerations, Nucentrix has fully reserved all deferred tax assets to the extent such assets exceed deferred tax liabilities.

     As of December 31, 1998, Nucentrix has approximately $324.0 million of federal income tax loss carryforwards which expire in years 2013 through 2018. Nucentrix estimates that approximately $38.0 million of the above carryforwards relate to various acquisitions and are subject to certain limitations. (see Note
1).

(12) RELATED PARTY TRANSACTIONS

     At December 31, 1998, Nucentrix leased office space from entities owned by certain current and former officers and directors of Nucentrix for which the expense amounted to approximately $205,000 in 1998, $171,000 in 1997 and $187,000 in 1996. In connection with its restructuring, Nucentrix terminated approximately 56,000 square feet of such leases. Nucentrix continues to lease approximately 6,300 square feet of space for telemarketing and customer care operations, for which Nucentrix pays approximately $48,000 per year.

     Nucentrix paid and/or accrued $181,000 in 1997 and $97,000 in 1996 to an affiliate of a former officer and director of Nucentrix for certain administrative services.

     In 1997, Nucentrix, CS Wireless, Wireless One and CAI formed Wireless Enterprises, LLC ("Wireless Enterprises"). Wireless Enterprises is a programming cooperative that negotiates programming and marketing services with suppliers of programming. In 1998 and 1997, Nucentrix paid approximately $24.5 million and $15.5 million, respectively, to Wireless Enterprises as reimbursement of programming expenses and for other administrative services.

     In 1996, in exchange for the delivery of certain equipment and receipt of a promissory note in the principal amount of $400,000, Nucentrix acquired a 10% interest in a limited liability company formed to acquire and operate channel rights and operating systems in Chile. An affiliate of a former employee of Nucentrix holds a 22% interest in such limited liability company.

(13) COMMITMENTS AND CONTINGENCIES

     Nucentrix is a co-defendant in one securities lawsuit. In addition, certain current and former directors, officers and/or employees of Nucentrix, to whom we may have indemnity obligations, are defendants in two purported securities class action lawsuits. These actions allege, among other things, various violations of federal and state securities laws.

     Nucentrix also is a party to three purported class action lawsuits alleging that Nucentrix overcharged its customers for administrative late fees.

     These matters were stayed during Nucentrix's reorganization proceedings and, as of the April 1, 1999, Effective Date of the Plan, this stay was lifted. Nucentrix intends to vigorously defend the above matters. While it is not feasible to predict or determine the final outcome of these proceedings or to estimate the amounts or potential range of loss with respect to these matters, management believes that an adverse outcome in one or more of such proceedings which exceeds or otherwise is excluded from applicable insurance coverage could have a material adverse effect on the financial condition or results of operations of Nucentrix.

     Nucentrix also is a party to other legal proceedings, a majority of which are incidental to its business. In the opinion of management, and after consideration for amounts recorded in the accompanying Consolidated Financial Statements, the ultimate effects of such other matters are not expected to have a material adverse effect on the consolidated financial condition or results of operations of Nucentrix.

     Nucentrix has entered into a series of noncancellable agreements to purchase entertainment programming for retransmission which expire through 2000. The agreements generally require monthly payments based upon the number of subscribers to Nucentrix's systems, subject to certain minimums.

(14) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following table presents the carrying amounts and estimated fair values of Nucentrix's financial instruments at December 31, 1998 and 1997. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties:

                                                    1998                           1997
                                        ----------------------------   ----------------------------
                                        CARRYING AMOUNT   FAIR VALUE   CARRYING AMOUNT   FAIR VALUE
                                        ---------------   ----------   ---------------   ----------
Restricted assets -- investments in
  U.S. Treasury securities............     $   1,011       $  1,011       $  10,333       $ 10,194
Note receivable from affiliate........         3,901          3,901           2,069          2,069
Old Senior Notes......................      (237,616)       (57,616)       (237,111)       (83,250)
Old Convertible Notes and other Notes
  payable.............................       (73,416)       (18,354)        (71,085)       (23,500)

     The fair value of cash and cash equivalents, accounts receivable and accounts payable approximate the carrying amounts of these assets and liabilities because of the short maturity of these instruments.

     The fair value of U.S. Treasury securities are based on quoted market prices at the reporting date for those investments. The carrying amount of note receivable from affiliate approximates fair value since the interest rate equates to the market rate of interest. The fair values of the Old Senior Notes are based on market quotes obtained from WP&Co. The fair values of the Old Convertible Notes and other notes payable are based on management's estimate derived from market quotes obtained from WP&Co.

(15) QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following tables present unaudited financial data of Nucentrix for each quarter of fiscal years 1998 and 1997.

                                                 MARCH 31   JUNE 30    SEPTEMBER 30   DECEMBER 31
                                                 --------   --------   ------------   -----------
Year ended December 31, 1998:
  Revenues.....................................  $ 19,099   $ 18,622    $  18,213      $ 18,055
  Operating loss...............................   (10,642)   (27,412)    (101,329)       (4,126)
  Net loss.....................................   (25,202)   (50,641)    (123,000)      (12,718)
  Net loss per common share -- basic and
     diluted...................................     (1.28)     (2.57)       (6.23)         (.64)

                                                 MARCH 31   JUNE 30    SEPTEMBER 30   DECEMBER 31
                                                 --------   --------   ------------   -----------
Year ended December 31, 1997:
  Revenues.....................................  $ 19,185   $ 19,741    $  19,890      $ 19,976
  Operating loss...............................   (11,067)   (19,098)     (25,053)      (12,953)
  Net loss.....................................   (27,573)   (35,791)     (41,847)      (29,372)
  Net loss per common share -- basic and
     diluted...................................     (1.41)     (1.82)       (2.13)        (1.49)

     During the second quarter of 1998, Nucentrix recorded an impairment charge of $17.7 million to write down the value of its non-operating licenses to fair market value and wrote off $6.8 million of its excess basis in its investment in CS Wireless. During the third quarter of 1998, Nucentrix recorded an impairment of charge of $88 million related to the write down of its operating assets to estimated fair market value and wrote off $11.7 million of its remaining investment in CS Wireless. During the fourth quarter of 1998, Nucentrix recorded $2.1 million in reorganization costs related to its restructuring and Chapter 11 filing.

(16) MINORITY INTERESTS

     In connection with the development of certain wireless cable television markets, Nucentrix sold stock in certain of its subsidiary companies principally for cash. In addition to providing a portion of the cash necessary for market development, the sales of subsidiary stock were intended to provide local community involvement and ownership.

(17) SUBSEQUENT EVENTS

     On February 11, 1999, Wireless One, a 20% owned affiliate of Nucentrix (see
Note 2), filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. On February 25, 1999, Nucentrix requested that Wireless One consider an alternative plan of reorganization to be co-proposed by Nucentrix. The principal terms of the proposal included, among other things, a merger of Wireless One with and into Nucentrix and a material change in the composition of the Board of Directors of Wireless One. On March 8, 1999, Nucentrix filed the proposal on Schedule 13D pursuant to rule 13d-101 of the Securities Exchange Act of 1934. As of March 31, 1999, Nucentrix was continuing discussions regarding such proposal with Wireless One and/or its representatives.

     On March 15, 1999, the Plan was approved by all classes of creditors voting on the Plan and was confirmed by the United States Bankruptcy court for the District of Delaware. Nucentrix emerged from bankruptcy on April 1, 1999 (the "Effective Date").

     Under the Plan, as of the Effective Date, all the Old Common Stock was canceled and Nucentrix issued 10 million shares of New Common Stock. Holders of the Old Senior Notes and holders of the Old Convertible Notes received 970,000 and 300,000 shares of the New Common Stock, respectively. The holders of the Old Convertible Notes also received warrants to purchase 825,000 shares of New Common Stock at a per share exercise price of $27.63, subject to adjustment in the event of certain sales of stock or assets of Nucentrix.

     Holders of Old Common Stock were granted the right to receive warrants to purchase 275,000 shares of New Common Stock at a per share exercise price of $27.63, subject to adjustment in the event of certain sales of stock or assets of Nucentrix, subject to certain pending securities litigation claims as set forth in the Plan.

(18) SUBSEQUENT EVENTS (UNAUDITED)

     In May 1999, Nucentrix launched two-way high-speed Internet access services in Austin, Texas. In May 1999 Nucentrix also began providing wireless subscription television service in one additional market -- Radcliffe/Story City, Iowa -- through a management arrangement with CS Wireless Systems, Inc. CS Wireless has agreed to assign its rights to the assets and channel leases for this market to Nucentrix upon FCC approval of the assignment of certain other MMDS and WCS spectrum rights and the closing of a master agreement with CS Wireless.

                                  SCHEDULE II
              NUCENTRIX BROADBAND NETWORKS, INC. AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                   ADDITIONS
                                      BALANCE AT   CHARGED TO                                 BALANCE AT
                                      BEGINNING    COSTS AND    CHARGED TO                      END OF
DESCRIPTION                           OF PERIOD     EXPENSES      OTHER        DEDUCTIONS       PERIOD
-----------                           ----------   ----------   ----------     ----------     ----------
Year ended December 31, 1998:
  Allowance for doubtful accounts...   $   340       1,649            --         (1,641)(a)    $    348
                                       =======       =====        ======         ======        ========
  Valuation allowance for deferred
     tax assets.....................   $68,697                    73,828(b)          --        $142,525
                                       =======       =====        ======         ======        ========
Year ended December 31, 1997:
  Allowance for doubtful accounts...   $ 5,468       3,465            --         (8,593)(a)    $    340
                                       =======       =====        ======         ======        ========
  Valuation allowance for deferred
     tax assets.....................   $20,011          --        48,686(b)          --        $ 68,697
                                       =======       =====        ======         ======        ========
Year ended December 31, 1996:
  Allowance for doubtful accounts...   $   961       7,295           169(c)      (2,957)(a)    $  5,468
                                       =======       =====        ======         ======        ========
  Valuation allowance for deferred
     tax assets.....................   $ 3,981          --        16,030(b)          --        $ 20,011
                                       =======       =====        ======         ======        ========

---------------

(a)  Accounts written off.

(b)  Recognized as a component of deferred tax assets.

(c)  Allocation of assets from the CableMaxx Acquisitions.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses payable by Nucentrix Broadband Networks, Inc. (the "registrant") in connection with the registration of the common stock offered hereby are as follows:

SEC registration fee........................................   $ 28,052
"Blue Sky" fees and expenses................................      5,000
Printing and engraving expenses.............................     50,000
Legal fees and expenses.....................................    100,000
Accounting fees and expenses................................     50,000
Transfer agent and registrar fees...........................        N/A
Miscellaneous expenses......................................     10,000
                                                               --------
          Total.............................................    243,052
                                                               ========

     The selling stockholders will not bear any of these expenses.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Generally, Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") permits a corporation to indemnify certain persons made a party to an action, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. In the case of an action by or in the right of the corporation, no indemnification may be made in respect of any matter as to which such person was adjudged liable for negligence or misconduct in the performance of such person's duty to the corporation unless the Delaware Court of Chancery or the court in which such action was brought determines that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for proper expenses. To the extent such person has been successful in the defense of any matter, such person shall be indemnified against expenses actually and reasonably incurred by him.

     Section 102(b)(7) of the DGCL enables a Delaware corporation to include a provision in its certificate of incorporation limiting a director's liability to the corporation or its stockholders for monetary damages for breaches of fiduciary duty as a director. The registrant's Amended and Restated Certificate of Incorporation and By-laws provide for indemnification of its officers and directors to the full extent permitted under Delaware law.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     Effective April 1, 1999, the registrant issued 10,000,000 shares of common stock and warrants to purchase 825,000 shares of common stock of the registrant (the "Issued Securities") pursuant to the registrant's plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code (the "Plan"). The registrant also is obligated pursuant to the Plan to issue (1) warrants to acquire an additional 275,000 shares of common stock to certain classes of or claims against and/or interests in the registrant, which will become issuable upon the resolution of certain pending litigation claims, and (2) a yet to be determined number of additional shares of common stock to satisfy certain miscellaneous unsecured claims that may be allowed by the bankruptcy court (the "Future Securities" and, together with the Issued Securities, the "Securities"). The Issued Securities were, and the Future Securities will be, issued pursuant to the Plan under
Section 1145(a) of the Bankruptcy Code. Therefore, the issuance of the Securities is exempt from the registration requirements of Section 5 of the Securities Act. However, pursuant to Section 1145(c) of the Bankruptcy Code, the issuance of the Securities pursuant to the Plan is deemed a public offering of the Securities and, therefore, the Securities are not "restricted securities" for purposes of Rule 144 promulgated under the Securities Act. In accordance with the Plan, the

Securities were, or will be, distributed to certain creditors of and/or interest holders in the registrant in exchange for claims against and/or interests in the registrant. See "Reorganization."

     Effective June 2, 1999, the registrant issued 4,960 shares of common stock pursuant to the Plan as described in clause (2) of the preceding paragraph.

     The issuance of shares of common stock upon the exercise of the warrants issued, or to be issued, pursuant to the Plan also will be exempt from the registration requirements of the Securities Act pursuant to Section 1145(a)(2) of the Bankruptcy Code and, pursuant to Section 1145(c) of the Bankruptcy Code, such shares will not be "restricted securities" for purposes of Rule 144.

     On April 25, 1997, the registrant issued 75,000 shares of its common stock to Carroll D. McHenry in connection with his appointment by the registrant to serve as President, Chief Executive Officer and Acting Chief Financial Officer of the registrant. On January 22, 1998, the registrant issued 10,000 shares of its common stock to Marjean Henderson. Each of these issuances was made pursuant to Section 4(2) of the Securities Act and, therefore was exempt from the registration requirements of Section 5 of the Securities Act. The shares of common stock were canceled pursuant to the Plan as of April 1, 1999.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits

      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
          2.1            -- Registrant's Plan of Reorganization under Chapter 11 of the United States Bankruptcy Code (incorporated by
                            reference to Exhibit 2.1 to the Registrant's Current
                            Report on Form 8-K dated January 19, 1999).
         +2.2            -- Order Confirming Registrant's Plan of Reorganization
                            Under Chapter 11 of the Bankruptcy Code, dated as of
                            April 16, 1999.
          3.1            -- Amended and Restated Certificate of Incorporation of
                            Registrant, (incorporated by reference to Exhibit 3.1 to
                            the Registrant's Quarterly Report on Form 10-Q for the
                            quarter ended March 31, 1999 (the "March 1999 Form
                            10-Q")).
          3.2            -- Restated Bylaws of Registrant (incorporated by reference to Exhibit 3.2 to the March 1999 Form 10-Q).
         +4.1            -- Specimen Nucentrix Broadband Networks, Inc. Stock
                            Certificate.
         *4.2            -- Registration Rights Agreement dated as of April 1, 1999, between the Registrant and the selling stockholders named
                            therein.
         *5.1            -- Legal Opinion of Vinson & Elkins L.L.P., dated as of
                                      , 1999.
         10.1            -- Registrant's First Amended and Restated 1999 Share
                            Incentive Plan (the "New Share Incentive
                            Plan")(incorporated by reference to Exhibit 4.1 to the
                            Registrant's Registration Statement on Form S-8 filed
                            with the Securities and Exchange Commission (the "SEC")
                            on June 3, 1999, Registration No. 333-79913).
         10.5            -- Office Lease, dated April 10, 1996, between Merit Office
                            Portfolio Limited Partnership and the Registrant for the
                            Registrant's Plano, Texas office (incorporated by
                            reference to Exhibit 10.1 to the Quarterly Report on Form
                            10-Q for the quarter ended June 30, 1996 ("June 1996 Form
                            10-Q")).
         10.6            -- Sublease Agreement, dated June 14, 1996, between the
                            Registrant and CS Wireless Systems, Inc. (incorporated by
                            reference to Exhibit 10.2 to the June 1996 Form 10-Q).

      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
         10.7            -- Cooperative Marketing Agreement between the Registrant
                            and DIRECTV, dated November 12, 1997, and the following
                            related agreements between the Registrant and DIRECTV:
                            Transport Agreement, DSS Receiver Support Agreement and
                            Subscriber Payment Agreement (incorporated by reference
                            to Exhibit 10.16 to the Registrant's Annual Report on
                            Form 10-K for the Fiscal Year ended December 31, 1997
                            (the "1997 Form 10-K")).
         10.8            -- Agreement between DIRECTV and the Registrant, dated April
                            5, 1998 (incorporated by reference to Exhibit 10.1 to the
                            Registrant's Quarterly Report on Form 10-Q for the
                            quarter ended June 30, 1998 (the "June 1998 Form 10-Q")).
         10.9            -- Registrant's Performance Incentive Compensation Plan
                            (incorporated by reference to Exhibit 10.17 to the 1997
                            Form 10-K).
         10.10           -- Employment Agreement between the Registrant and Carroll
                            D. McHenry dated as of March 6, 1998 (incorporated by
                            reference to Exhibit 10.18 to the 1997 Form 10-K).
         10.11           -- Employment Agreement between the Registrant and J. Curtis
                            Henderson dated as of April 8, 1998 (incorporated by
                            reference to Exhibit 10.4 to the June 1998 Form 10-Q).
         10.12           -- Employment Agreement between the Registrant and Marjean
                            Henderson dated as of April 8, 1998 (incorporated by
                            reference to Exhibit 10.5 to the June 1998 Form 10-Q).
         10.13           -- Employment Agreement between the Registrant and Alexander
                            R. Padilla dated as of July 13, 1998 (incorporated by
                            reference to Exhibit 10.1 to the Registrant's Quarterly
                            Report on Form 10-Q for the quarter ended September 30,
                            1998).
         10.14           -- Employment Agreement between the Registrant and Frank H.
                            Hosea dated as of November 3, 1998 (incorporated by
                            reference to Exhibit 10.18 to the Registrant's Annual
                            Report on Form 10-K for the Fiscal Year ended December
                            31, 1998).
        +10.15           -- Nonqualified Stock Option Agreement between Registrant
                            and Carroll D. McHenry dated as of April 1, 1999.
        +10.16           -- Nonqualified Stock Option Agreement between Registrant
                            and Marjean Henderson dated as of April 1, 1999.
        +10.17           -- Nonqualified Stock Option Agreement between Registrant
                            and J. Curtis Henderson dated as of April 1, 1999.
        +10.18           -- Nonqualified Stock Option Agreement between Registrant
                            and Alexander R. Padilla dated as of April 1, 1999.
        +10.19           -- Nonqualified Stock Option Agreement between Registrant
                            and Frank H. Hosea dated as of April 1, 1999.
         10.20           -- Registrant's Warrant Agreement, dated as of April 1, 1999
                            (incorporated by reference to Exhibit 10.1 to the March
                            1999 Form 10-Q).
        *21              -- List of Subsidiaries.
        *23.1            -- Consent of Vinson & Elkins L.L.P. (included in Exhibit
                            5.1).
        +23.2            -- Consent of KPMG LLP.
        +24.1            -- Powers of Attorney (included in the signature pages
                            hereto).

---------------

+ Filed herewith.

* To be filed by amendment.

ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of Nucentrix pursuant to the provisions in Item 14 above, or otherwise, Nucentrix has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Nucentrix of expenses incurred or paid by a director or officer or controlling person of Nucentrix in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Nucentrix will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in such act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Act;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

             (iii) To include any material information with respect to the Plan of Distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

          (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 16th day of June, 1999.

                                          NUCENTRIX BROADBAND NETWORKS, INC.

                                          By:    /s/ CARROLL D. MCHENRY
                                            ------------------------------------
                                                     Carroll D. McHenry
                                                   Chairman of the Board,
                                               President and Chief Executive
                                                           Officer

                               POWER OF ATTORNEY

     Each officer or director whose signature appears below hereby appoints each of Carroll D. McHenry and Marjean Henderson as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to sign on his or her behalf, as an individual and in the capacity stated below, any amendment or post-effective amendment to this Registration Statement, and any registration statement relating to an offering made in connection with the Offering contemplated by this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which such attorney-in-fact and agent may deem appropriate or necessary, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on the date set forth below, in the capacities indicated:

                      SIGNATURE                                     TITLE                     DATE
                      ---------                                     -----                     ----
               /s/ CARROLL D. MCHENRY                  Chairman of the Board, President   June 16, 1999
-----------------------------------------------------    and Chief Executive Officer
                 Carroll D. McHenry                      (Principal Executive Officer)

                /s/ MARJEAN HENDERSON                  Senior Vice President and Chief    June 16, 1999
-----------------------------------------------------    Financial Officer (Principal
                  Marjean Henderson                      Financial Officer)

                 /s/ AMY E. MANNING                    Controller (Principal Accounting   June 16, 1999
-----------------------------------------------------    Officer)
                   Amy E. Manning

                 /s/ RICHARD B. GOLD                   Director                           June 16, 1999
-----------------------------------------------------
                   Richard B. Gold

                 /s/ TERRY S. PARKER                   Director                           June 16, 1999
-----------------------------------------------------
                   Terry S. Parker

               /s/ MARK G. SCHOEPPNER                  Director                           June 16, 1999
-----------------------------------------------------
                 Mark G. Schoeppner

                  /s/ NEIL S. SUBIN                    Director                           June 16, 1999
-----------------------------------------------------
                    Neil S. Subin

                 /s/ R. TED WESCHLER                   Director                           June 16, 1999
-----------------------------------------------------
                   R. Ted Weschler

                                 EXHIBIT INDEX

      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
          2.1            -- Registrant's Plan of Reorganization under Chapter 11 of the United States Bankruptcy Code (incorporated by
                            reference to Exhibit 2.1 to the Registrant's Current
                            Report on Form 8-K dated January 19, 1999).
         +2.2            -- Order Confirming Registrant's Plan of Reorganization
                            Under Chapter 11 of the Bankruptcy Code, dated as of
                            April 16, 1999.
          3.1            -- Amended and Restated Certificate of Incorporation of
                            Registrant, (incorporated by reference to Exhibit 3.1 to
                            the Registrant's Quarterly Report on Form 10-Q for the
                            quarter ended March 31, 1999 (the "March 1999 Form
                            10-Q")).
          3.2            -- Restated Bylaws of Registrant (incorporated by reference to Exhibit 3.2 to the March 1999 Form 10-Q).
         +4.1            -- Specimen Nucentrix Broadband Networks, Inc. Stock
                            Certificate.
         *4.2            -- Registration Rights Agreement dated as of April 1, 1999, between the Registrant and the selling stockholders named
                            therein.
         *5.1            -- Legal Opinion of Vinson & Elkins L.L.P., dated as of
                                      , 1999.
         10.1            -- Registrant's First Amended and Restated 1999 Share
                            Incentive Plan (the "New Share Incentive
                            Plan")(incorporated by reference to Exhibit 4.1 to the
                            Registrant's Registration Statement on Form S-8 filed
                            with the Securities and Exchange Commission (the "SEC")
                            on June 3, 1999, Registration No. 333-79913).
         10.5            -- Office Lease, dated April 10, 1996, between Merit Office
                            Portfolio Limited Partnership and the Registrant for the
                            Registrant's Plano, Texas office (incorporated by
                            reference to Exhibit 10.1 to the Quarterly Report on Form
                            10-Q for the quarter ended June 30, 1996 ("June 1996 Form
                            10-Q")).
         10.6            -- Sublease Agreement, dated June 14, 1996, between the
                            Registrant and CS Wireless Systems, Inc. (incorporated by
                            reference to Exhibit 10.2 to the June 1996 Form 10-Q).
         10.7            -- Cooperative Marketing Agreement between the Registrant
                            and DIRECTV, dated November 12, 1997, and the following
                            related agreements between the Registrant and DIRECTV:
                            Transport Agreement, DSS Receiver Support Agreement and
                            Subscriber Payment Agreement (incorporated by reference
                            to Exhibit 10.16 to the Registrant's Annual Report on
                            Form 10-K for the Fiscal Year ended December 31, 1997
                            (the "1997 Form 10-K")).
         10.8            -- Agreement between DIRECTV and the Registrant, dated April
                            5, 1998 (incorporated by reference to Exhibit 10.1 to the
                            Registrant's Quarterly Report on Form 10-Q for the
                            quarter ended June 30, 1998 (the "June 1998 Form 10-Q")).
         10.9            -- Registrant's Performance Incentive Compensation Plan
                            (incorporated by reference to Exhibit 10.17 to the 1997
                            Form 10-K).
         10.10           -- Employment Agreement between the Registrant and Carroll
                            D. McHenry dated as of March 6, 1998 (incorporated by
                            reference to Exhibit 10.18 to the 1997 Form 10-K).
         10.11           -- Employment Agreement between the Registrant and J. Curtis
                            Henderson dated as of April 8, 1998 (incorporated by
                            reference to Exhibit 10.4 to the June 1998 Form 10-Q).
         10.12           -- Employment Agreement between the Registrant and Marjean
                            Henderson dated as of April 8, 1998 (incorporated by
                            reference to Exhibit 10.5 to the June 1998 Form 10-Q).

      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
         10.13           -- Employment Agreement between the Registrant and Alexander
                            R. Padilla dated as of July 13, 1998 (incorporated by
                            reference to Exhibit 10.1 to the Registrant's Quarterly
                            Report on Form 10-Q for the quarter ended September 30,
                            1998).
         10.14           -- Employment Agreement between the Registrant and Frank H.
                            Hosea dated as of November 3, 1998 (incorporated by
                            reference to Exhibit 10.18 to the Registrant's Annual
                            Report on Form 10-K for the Fiscal Year ended December
                            31, 1998).
        +10.15           -- Nonqualified Stock Option Agreement between Registrant
                            and Carroll D. McHenry dated as of April 1, 1999.
        +10.16           -- Nonqualified Stock Option Agreement between Registrant
                            and Marjean Henderson dated as of April 1, 1999.
        +10.17           -- Nonqualified Stock Option Agreement between Registrant
                            and J. Curtis Henderson dated as of April 1, 1999.
        +10.18           -- Nonqualified Stock Option Agreement between Registrant
                            and Alexander R. Padilla dated as of April 1, 1999.
        +10.19           -- Nonqualified Stock Option Agreement between Registrant
                            and Frank H. Hosea dated as of April 1, 1999.
         10.20           -- Registrant's Warrant Agreement, dated as of April 1, 1999
                            (incorporated by reference to Exhibit 10.1 to the March
                            1999 Form 10-Q).
        *21              -- List of Subsidiaries.
        *23.1            -- Consent of Vinson & Elkins L.L.P. (included in Exhibit
                            5.1).
        +23.2            -- Consent of KPMG LLP.
        +24.1            -- Powers of Attorney (included in the signature pages
                            hereto).

---------------

+ Filed herewith.

* To be filed by amendment.